
SEC
Mail Processing
Section
MAR 01 2016
Washington DC
415


16004201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The Republic of Italy
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0000052782
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Form 18-K Annual Report of the Republic of Italy for the year ended December 31, 2014
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Registration Statement No. 333-152589
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REPUBLIC OF ITALY

By: /s/ Maria Cannata
Name: Dott.ssa Maria Cannata
Title: Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit (5)

Report on Public Debt in 2014, dated November 30, 2015


REPVBBLICA ITALIANA

MINISTERO DELL'ECONOMIA E DELLE FINANZE

RAPPORTO SUL DEBITO PUBBLICO 2014

www.dt.tesoro.it/it/debito_pubblico/


REPVBBLICA ITALIANA

MINISTERO DELL'ECONOMIA E DELLE FINANZE

RAPPORTO SUL DEBITO PUBBLICO 2014

PREFAZIONE DEL MINISTRO PIER CARLO PADOAN

La politica economica italiana è impostata su un orizzonte pluriennale e su più dimensioni, al fine di affrontare ritardi strutturali accumulati dal nostro sistema economico nel passato. Il Governo persegue infatti l'obiettivo di accelerare l'uscita dell'Italia da una crisi prolungata e di rilanciare la crescita potenziale del Paese con un ampio programma di riforme strutturali; allo stesso tempo, resta prioritario il percorso di consolidamento delle finanze pubbliche, che consentirà di ridurre l'elevato peso del debito.

Dopo otto anni di aumento ininterrotto, il rapporto tra debito pubblico e PIL diminuirà nel 2016 ed è programmato in continuo calo negli anni successivi grazie a un saldo primario attivo dal 1992 (con l'eccezione del 2009) combinato al ritorno della crescita. La presenza di un debito pubblico elevato costituisce una situazione di fondo che condiziona il quadro nel quale si adottano le scelte di politica economica. Il Governo ha adeguato il ritmo di consolidamento alla fase del ciclo economico e al tempo stesso ha adottato misure che determinano una composizione growth friendly *di entrate e uscite, così che saldi orientati al consolidamento delle finanze pubbliche non impediscano alla politica economica di avere un'intonazione espansiva.*

Affinché tali obiettivi possano essere conseguiti senza eccessivi condizionamenti originati dalle fluttuazioni dei mercati finanziari, è necessario che l'interazione con questi ultimi sia sostenuta da una gestione tecnica adeguata, che in Italia è assicurata dalla struttura deputata del Ministero, la Direzione del Debito Pubblico inquadrata nel Dipartimento del Tesoro. La Direzione si confronta quotidianamente con le sfide dei mercati utilizzando tutti gli strumenti operativi e di analisi disponibili per un'azione efficace e tempestiva. La professionalità mostrata dagli Uffici preposti ha costituito nel tempo un presidio indispensabile nel controllo di un debito elevato, ponendo le basi perché l'Italia possa ora agganciare una dinamica di crescita economica.

L'ormai lontana grave crisi finanziaria e valutaria del 1992 aveva evidenziato le debolezze intrinseche di un debito pubblico elevato e al tempo stesso decisamente sbilanciato in favore di scadenze brevi e di un'eccessiva esposizione al rischio di tasso d'interesse. Venne quindi profondamente riformata l'attività di emissione e di gestione e assegnata priorità al progressivo aumento della vita media e alla mitigazione del rischio di tasso, al fine di rendere la composizione del debito meno esposta alle fluttuazioni della congiuntura economica e dei mercati finanziari, così stabilendo un assetto di solidità e aderenza ai migliori standard internazionali. Parallelamente, venne perseguito l'allargamento della base degli investitori in titoli di Stato italiani, al fine di conseguire la riduzione del costo del debito anche per questa via.

In anni più recenti, con la crisi del debito sovrano che ha investito diversi Paesi dell'area dell'euro a partire dal 2010, le difficoltà gestionali si sono di nuovo e significativamente acuite; in particolare, dalla seconda metà del 2011 e fino al settembre del 2012, la gestione del debito italiano ha presentato livelli di drammatica criticità. Non è un risultato da poco essere riusciti a mantenere una conduzione ordinata ed efficiente del ricorso al mercato in contesti eccezionalmente avversi, dei quali si va spegnendo l'eco e quindi la memoria.

Attualmente, il quadro congiunturale è contraddistinto da un'inflazione estremamente bassa e lontana, in Italia e in Europa, da quel 2 per cento che rappresenta l'obiettivo statutario della Banca Centrale Europea. Anche i tassi di interesse di politica monetaria sono stati conseguentemente portati su livelli straordinariamente bassi per contrastare le spinte deflazionistiche e sostenere la ripresa economica recentemente avviata. Nel contempo, assistiamo all'indebolimento di quelle economie emergenti che hanno fatto da traino alla crescita globale negli ultimi anni.

Questo quadro complessivo si traduce in un assetto dei mercati finanziari che offre opportunità di riduzione della spesa per il servizio del debito; al tempo stesso, la gestione del portafoglio risente dei vincoli dettati dal più elevato livello dei tassi di interesse degli anni passati.

La gestione del debito pubblico italiano continua quindi a perseguire il difficile equilibrio tra la riduzione del rischio che la finanza pubblica possa trovarsi esposta a shock incontrollati, tali da traslarsi in un aumento della spesa per interessi o in difficoltà nel rifinanziamento del debito, e la minimizzazione del costo con un respiro di lungo periodo. A questi fini, i migliori standard adottati da altri Paesi avanzati costituiscono un riferimento costante e un'attività continuativa di aggiornamento e coordinamento tra gli uffici preposti dei vari Stati consente progressivi miglioramenti.

Nel campo dell'informazione, lo sforzo del Ministero ha l'obiettivo di conseguire un equilibrio ottimale tra due obblighi in parziale conflitto: da un lato il dovere di trasparenza, dall'altro il dovere di tutelare informazioni relative a rapporti con terzi, come accade nella prassi internazionale. La gestione del Ministero è peraltro passata regolarmente al vaglio della Corte dei Conti, mentre gli effetti finanziari della gestione sono resi pubblici nelle previsioni dei documenti programmatici, nel bilancio di previsione dello Stato e in tutti i dati di consuntivo, così come dalle istituzioni statistiche nazionali ed europee.

Il Rapporto sul Debito Pubblico vede la luce in questa prima edizione con riferimento al 2014. Dall'anno prossimo verrà pubblicato regolarmente, con cadenza annuale, in primavera, con riferimento all'anno precedente. Si intende così migliorare la qualità e il livello di trasparenza della comunicazione di una funzione cruciale quale la gestione del debito pubblico. Grazie al rapporto, l'informazione già oggi pubblicata in momenti e forme diversi viene integrata in un documento organico e completata con elementi aggiuntivi.

Roma, 30 novembre 2015

INDICE

INDICE DELLE TABELLE

INDICE DEI GRAFICI

I. INTRODUZIONE AL RAPPORTO SUL DEBITO PUBBLICO

I.1 L'OGGETTO DEL RAPPORTO E L'ARTICOLAZIONE DEI CAPITOLI

Il Rapporto illustra l'attività di gestione debito pubblico italiano nel 2014. Preliminarmente, occorre avvertire che la definizione allargata di debito pubblico abbraccia le passività lorde consolidate di tutte le amministrazioni pubbliche (amministrazioni centrali, enti locali e istituti previdenziali pubblici); una nozione più ristretta coincide invece con l'ammontare dei titoli di Stato in circolazione e quindi riguarda i soli titoli emessi dallo Stato, sul mercato interno e su quello estero. Il Rapporto si riferisce a questa seconda più circoscritta accezione, che peraltro è quella oggetto della normativa speciale rappresentata dal Testo Unico del Debito Pubblico (TUDP). Al 31 dicembre 2014 il debito pubblico costituito dai titoli di Stato rappresentava circa l'83% del debito pubblico complessivo.

La normativa fondamentale in materia si rinviene, dunque, nel citato Testo Unico delle disposizioni legislative e regolamentari in materia di debito pubblico (Decreto del Presidente della Repubblica del 30 dicembre 2003, n. 398), che disciplina l'emissione, la gestione accentrata, l'ammissione a quotazione e la negoziazione dei titoli di Stato. Anche l'attività di gestione delle disponibilità liquide del Tesoro trova il proprio fondamento nel Testo Unico, che norma il conto corrente intrattenuto dal Tesoro presso la Banca d'Italia per il servizio di tesoreria (Conto disponibilità) e il Fondo per l'ammortamento dei titoli di Stato. Il Testo Unico è stato integrato da successivi interventi normativi.

Il Rapporto espone gli obiettivi, la dinamica e i risultati del debito pubblico, alla luce del contesto dato dalla congiuntura macroeconomica e dai mercati finanziari. Si intende cogliere l'opportunità offerta dalla pubblicazione del Rapporto per integrare la trattazione, in questa prima edizione, con un'illustrazione sintetica dell'assetto del mercato dei titoli di Stato e della struttura organizzativa degli Uffici del Ministero che sono responsabili dell'emissione e gestione dei titoli di Stato, nonché per fornire un quadro di riferimento della finanza pubblica e delle necessità di finanziamento dello Stato di cui la gestione del debito si è fatta carico.

Nella prossima Sezione di questo Capitolo si descrive l'articolazione organizzativa delle competenti unità del Ministero, dando conto delle funzioni della Direzione del Debito Pubblico presso il Dipartimento del Tesoro.

L'architettura dei prossimi singoli capitoli è concepita in modo da contestualizzare l'assetto organizzativo, gli obiettivi, la situazione generale del mercato e della finanza pubblica e l'attività svolta. Se ne propone di seguito una sintesi che costituisce un quadro sinottico dell'esposizione.

Il Capitolo II fornisce una descrizione dell'organizzazione del mercato del debito pubblico. Vengono delineati i meccanismi del collocamento e del mercato secondario dei titoli di Stato, incentrati sul ruolo degli Specialisti in titoli di Stato.

Il successivo Capitolo III espone gli obiettivi della gestione per il 2014, fornendone un inquadramento nell'ambito dell'esperienza internazionale e del contesto istituzionale degli atti formali di indirizzo. Vengono quindi esposti articolatamente sia i due obiettivi strategici, rispettivamente rappresentati dall'ottimizzazione della relazione tra costo e rischio del portafoglio del debito e dalla gestione del Conto disponibilità, sia i relativi obiettivi operativi. Con riguardo al *trade off* tra costo e rischio, è data enfasi alle misure per il monitoraggio dei rischi di rifinanziamento e di tasso d'interesse (vita media, *duration* e *average refixing period*) e agli strumenti per la loro gestione, in particolare la composizione ottimale del portafoglio di emissione individuata mediante un modello di analisi rischio/costo del debito e l'utilizzo di operazioni di concambio e buyback nonché di derivati. Quanto al monitoraggio e alla gestione delle disponibilità liquide del Tesoro, sono descritte le misure volte a stabilizzarne il saldo e al controllo del rischio di credito connesso alla gestione della liquidità.

Il Capitolo IV è dedicato al contesto macroeconomico internazionale che ha caratterizzato il 2014, segnato dall'adozione da parte della Banca Centrale Europea di iniziali misure di politica monetaria non convenzionali, e a una panoramica del mercato monetario e del mercato obbligazionario dell'area euro, dando particolare risalto ai titoli di Stato italiani e all'analisi del loro andamento lungo l'anno.

Il Capitolo V presenta il contesto di finanza pubblica del 2014 all'interno del quale si svolge la gestione del debito. Si descrivono quindi le grandezze fondamentali rappresentate dal fabbisogno del Settore Statale e del Settore Pubblico, dal debito delle pubbliche amministrazioni e dall'indebitamento netto, nonché i princìpi per il raccordo tra fabbisogno e indebitamento.

Infine, il Capitolo VI, conclusivo, descrive i risultati della gestione del debito nel 2014. Viene in primo luogo data una rappresentazione dell'andamento sia dei singoli comparti di emissione (a breve e lungo termine, nominali e indicizzati all'inflazione; domestici e internazionali: BOT, CTZ, CCT e CCTeu, BTP, BTPei, BTP Italia; *Commercial Paper*, programmi *Global* ed *MTN*), sia delle operazioni di gestione di portafoglio (concambi e riacquisti di titoli di Stato, derivati). Sono poi esposti i risultati delle scelte di emissione e delle altre operazioni di gestione del debito in relazione all'obiettivo di contenimento del costo e del rischio, dando una raffigurazione della composizione finale del portafoglio e dell'andamento degli indicatori di costo e rischio. Da ultimo, con riferimento all'obiettivo di gestione della liquidità, viene descritta l'operatività volta alla stabilizzazione del saldo del Conto disponibilità e i risultati conseguiti.

I.2 LA STRUTTURA ORGANIZZATIVA DELLA DIREZIONE DEL DEBITO PUBBLICO PRESSO IL DIPARTIMENTO DEL TESORO

La Direzione Seconda del Dipartimento del Tesoro, dedicata alla gestione del debito pubblico, si articola in undici uffici. Le competenze della Direzione sono svolte in stretta collaborazione istituzionale con altre strutture, tra cui altre Direzioni del Dipartimento del Tesoro, la Ragioneria Generale dello Stato e la Banca d'Italia. Le competenze della Direzione del Debito sono schematizzate, mediante raggruppamento per funzioni, nel grafico riportato di seguito.

GRAFICO I.1: L'ORGANIZZAZIONE DELLA DIREZIONE DEL DEBITO PUBBLICO


Ministero dell'Economia e delle Finanze
Dipartimento del Tesoro
Direzione del Debito Pubblico
► Affari generali, questioni giuridico-amministrative ► Programmi e prospetti per le emissioni nazionali e internazionali ► Documentazione legale per derivati
Comunicazione: ► Sito del Debito Pubblico ► Statistiche titoli di Stato
Relazioni Esterne: ► Istituzioni internazionali (UE, FMI, OCSE) e nazionali (ISTAT, Banca d'Italia, CONSOB) ► Investituori/agenzie ► Network con OSCE e Banca Mondiale
► Monitoraggio dell'indebitamento degli Enti Territoriali ► Eventuali operazioni finanziarie straordinarie con Enti Territoriali
FRONT OFFICE ► Monitoraggio dei mercati valutazione degli specialisti ► Emissione titoli domestici ► Emissione prestiti internazionali ► Gestione della liquidità ► Operazione di concambio e riacquisto (anche Fondo Ammortamento) ► Derivati
MIDDLE OFFICE ► Indicatori di rischio del portafoglio ► Simulazione strategie di gestione del debito con scenari di costo/rischio ► Gestione del rischio di controparte ► Elaborazione di scenari di tasso di interesse ► Previsione per documenti programmatici ► Reporting istituzionale
BACK OFFICE ► Decreti di emissione ► Regolamento delle operazioni ► Gestione contabile

Nella Direzione sono presenti le funzioni tipiche degli operatori dei mercati finanziari e che caratterizzano anche le unità istituzionali (*Debt Management Offices - DMO*) che si occupano di gestione del debito pubblico nei Paesi avanzati: le funzioni di *Front*, *Middle* e *Back Office*.

Il *Front Office* raggruppa tutte le attività a diretto contatto con il mercato. Esse riguardano, in primo luogo, tutta l'attività di emissione che, avuto riguardo delle esigenze di finanziamento e partendo dall'analisi di mercato finalizzata alle decisioni su tipologie dei titoli da offrire e su modalità e tempistica dei collocamenti, determinano l'operatività di mercato primario, a valere sia sul programma domestico che su quello estero. Sono comprese, inoltre, nelle attività di *front office* anche la gestione di brevissimo termine della liquidità e le operazioni straordinarie di concambio e riacquisto, nonché le operazioni in strumenti derivati.

Direttamente funzionali allo svolgimento delle attività di *front office* sono anche il monitoraggio del mercato secondario dei titoli di Stato nelle sue diverse componenti, nonché la selezione e valutazione degli Specialisti in titoli di Stato, di cui si farà cenno nel capitolo successivo.

Le funzioni di *Middle Office* comprendono tutte le attività di analisi che consentono di delineare i confini del profilo di costo/rischio che devono ispirare e/o delimitare l'operatività del Front Office. L'individuazione di diversi portafogli di emissione con le rispettive combinazioni di costo e rischio servono così al *Front Office* per delineare le strategie di emissione e di copertura più opportune, mentre

il monitoraggio del rischio di controparte determina i vincoli da rispettare sia per la gestione del portafoglio derivati che per le operazioni di impiego della liquidità.

Anche le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici ed il *reporting* istituzionale[1] possono essere inquadrate nell'attività di *middle office*.

Le funzioni svolte dal *Back Office* comprendono la predisposizione dei decreti di emissione e l'attività, più strettamente contabile, relativa alle procedure per l'esecuzione puntuale dei pagamenti.

Alla base di ogni attività propria della gestione del debito si pongono le funzioni relative alla predisposizione della documentazione legale dei prestiti e dei derivati, nonché la redazione dei prospetti, sia dei programmi di emissione internazionale (*Global*, *MTN*) sia degli altri titoli collocati con metodologie diverse dall'asta. Analogamente, essendo la Direzione del debito pubblico inquadrata nel contesto amministrativo del Dipartimento del Tesoro, vi si svolgono tutte le altre funzioni di carattere giuridico-amministrativo e contabile che sono comuni alla struttura ministeriale.

Vi sono poi altre funzioni di cruciale importanza svolte dalla Direzione del debito pubblico. Tra queste, molto significative sono quelle che possono essere catalogate come funzioni di comunicazione, focalizzate sulle informazioni in tempo reale riguardanti l'attività di emissione, nonché le statistiche su struttura, dinamica e composizione del debito rappresentato dai titoli di Stato e dal relativo mercato. L'alimentazione del sito del debito pubblico è il canale principale di veicolazione di questa attività. Anche le statistiche prodotte in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali rientrano in questa funzione.

Oltre al suddetto monitoraggio, eventuali operazioni straordinarie di intervento su questioni relative al debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

Di grande rilievo è, inoltre, la funzione delle relazioni con istituzioni esterne, in particolare a livello internazionale, che comprende: la partecipazione al coordinamento a livello europeo dei gestori del debito pubblico nell'ambito di un apposito Sottocomitato (*European Sovereign Debt Markets - ESDM*) del Comitato economico-finanziario dell'Unione Europea[2]; la partecipazione ai gruppi di lavoro statistici Eurostat e il contributo alla predisposizione delle notifiche semestrali nell'ambito della Procedura per i disavanzi eccessivi (*EDP*); la presenza nei diversi gruppi di lavoro in istituzioni sovranazionali, quali l'OCSE e il FMI[3]; il *Network* tra il Tesoro italiano, l'OCSE e la Banca Mondiale per le tematiche di gestione del debito

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[1] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione Seconda è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della Legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

[2] Il Comitato economico-finanziario è un organismo dell'Unione Europea volto a promuovere l'azione di coordinamento delle politiche economiche e finanziarie degli Stati Membri. Esso svolge funzione consultiva per il Consiglio d'Europa e la Commissione Europea.

[3] Tra l'altro, la Direzione partecipa al *Working Party on Public Debt Management* dell'OCSE, che costituisce una sede stabile di confronto e coordinamento delle politiche e delle tecniche di gestione del debito pubblico tra i Paesi membri dell'Organizzazione.

pubblico, a particolare beneficio dei Paesi emergenti[4]; i rapporti con gli investitori istituzionali e con le agenzie di rating.

Infine, l'attività informatica rappresenta una funzione trasversale che interessa tutti gli uffici, in quanto pressoché tutti i processi lavorativi della Direzione sono informatizzati; quelli comuni a tutta l'Amministrazione, con applicativi uniformi per il Dipartimento del Tesoro o per tutto il Ministero, e quelli specifici per il debito pubblico, con strumenti ed applicativi dedicati[5]. Questi ultimi sono strutturati sulla base delle esigenze della Direzione (si approfondiranno alcuni aspetti particolarmente significativi nel paragrafo 3 del seguente Capitolo III) e sono alimentati sia internamente sia da flussi di dati provenienti dalla Banca d'Italia, dalla Monte Titoli - la società che garantisce il servizio di gestione accentrata dei titoli di Stato - o dalla società che gestisce il mercato telematico dei titoli di Stato (MTS S.p.A.).

[4] La Direzione del Debito cura il funzionamento di un *network* multilaterale per la diffusione delle tecniche di gestione del debito pubblico rivolto ai Paesi emergenti, a seguito della firma di un Protocollo d'Intesa con la Direzione Affari Finanziari e Fiscali dell'OCSE nel 2004, al quale ha aderito successivamente anche il Dipartimento Finanza (*Treasury*) della Banca Mondiale.

[5] Le attività di progettazione e manutenzione dei *database* e degli applicativi vengono svolte in collaborazione con l'ufficio di coordinamento informatico del Dipartimento del Tesoro e con SOGEI quale fornitore di architetture digitali e di servizi di assistenza. La Società Generale d'Informatica S.P.A. è la società di Information Technology posseduta al 100% dal Ministero dell'Economia e delle Finanze.

II. L'ASSETTO DEL MERCATO DEI TITOLI DI STATO

II.1 IL MERCATO PRIMARIO

Gli strumenti di debito offerti al mercato dal Tesoro si distinguono in titoli domestici, emessi cioè con documentazione nazionale, ed in titoli esteri, emessi essenzialmente sui mercati esteri con documentazione specifica e coerente con gli standard internazionali.

Titoli domestici

Il Tesoro effettua con regolarità l'emissione sul mercato interno di sei categorie di titoli di Stato, disponibili sia per gli investitori privati (cosiddetta clientela *retail*) sia per gli istituzionali:

1) Buoni Ordinari del Tesoro (BOT);
2) Certificati del Tesoro Zero Coupon (CTZ);
3) Certificati di Credito del Tesoro (CCT/CCTeu);
4) Buoni del Tesoro Poliennali (BTP);
5) Buoni del Tesoro Poliennali indicizzati all'inflazione europea (BTP€i);
6) Buoni del Tesoro Poliennali indicizzati all'inflazione italiana (BTP Italia).

Le principali caratteristiche dei titoli di Stato - scadenza, tipo di remunerazione, modalità e frequenza di emissione - sono riassunte nella Tabella II.1.

TABELLA II.1: I TITOLI DI STATO DOMESTICI

	BOT	CTZ	CCT/CCTeu**	BTP	BTP€i	BTP Italia
	Buoni Ordinari del Tesoro	Certificati del Tesoro Zero Coupon	Certificati di Credito del Tesoro	Buoni del Tesoro Pluriennali	Buoni del Tesoro Pluriennali Indicizzati all'inflazione europea	Buoni del Tesoro Pluriennali Italia
Scadenza	3, 6, 12 mesi e flessibili*	24 mesi	5, 7 anni	3,5,7,10,15,30 anni	5,10,15,30 anni	4,6,8 anni
Remunerazione	Emissione a sconto (differenza tra prezzo di emissione e rimborso)	Emissione a sconto (differenza tra prezzo di emissione e rimborso)	Cedole variabili semestrali indicizzate al tasso delle aste BOT 6 mesi o all'Euribor 6 mesi, eventuale scarto di emissione	Cedole fisse semestrali, eventuale scarto di emissione	Cedole semestrali indicizzate all'inflazione europea (indice HICP al netto dei tabacchi), eventuale scarto di emissione e rivalutazione del capitale a scadenza	Cedole semestrali indicizzate all'inflazione italiana (indice FOI al netto dei tabacchi), rivalutazione semestrale del capitale e premio fedeltà**** a scadenza
Metodo di Emissione	Asta competitiva sul rendimento	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale con determinazione discrezionale di prezzo e quantità emessa***	Asta marginale con determinazione discrezionale di prezzo e quantità emessa***	Attraverso il MOT (Borsa Italiana), il mercato regolamentato elettronico al dettaglio, con meccanismo a "rubinetto" per investitori retail e eventuale riparto pro-quota per investitori istituzionali
Frequenza di Emissione	Mensile per i BOT a 6 e 12 mesi e in base alle esigenze di cassa per quelli a 3 mesi e flessibili	Mensile	Mensile	Mensile e in base alle condizioni di mercato per le scadenze a 15 e 30 anni	Mensile e con scelta dei singoli titoli in base alle condizioni di mercato	Una/due volte l'anno

*) I BOT flessibili sono Buoni Ordinari del Tesoro di durata anomala, comunque non superiore a 12 mesi.
**) I CCT indicizzati ai BOT a 6 mesi non sono più in corso di emissione e vengono emessi solo qualora sia necessario agevolarne la liquidità sul mercato secondario.
***) Le prime tranche di nuovi BTP a lunga scadenza (15 e 30 anni) o BTP€i possono essere offerte sul mercato tramite sindacato di collocamento.
****) Premio di fedeltà per i risparmiatori individuali e altri affini che acquistano il titolo all'emissione durante la Prima Fase del periodo di collocamento.

Il Dipartimento del Tesoro emette i titoli di Stato della Repubblica Italiana sul mercato primario attraverso:

- aste di emissione;
- sindacati di collocamento;
- piattaforme di negoziazione elettroniche.

Le aste di emissione rappresentano il principale meccanismo di collocamento dei titoli di Stato domestici. Esse sono gestite tramite il sistema telematico della Rete Nazionale Interbancaria della Banca d'Italia, a cui partecipano in larga parte operatori bancari. Mediante le aste, la politica di emissione del Tesoro può dispiegarsi seguendo principi di regolarità, prevedibilità e trasparenza, garantendo allo stesso tempo un adeguato grado di liquidità dei titoli in circolazione.

Il Tesoro, infatti, alla fine di ogni anno elabora e pubblica il "Calendario annuale delle aste" dell'anno successivo insieme con le "Linee guida della gestione del debito pubblico" in modo da informare con largo anticipo gli operatori circa la cadenza dei collocamenti via asta e il profilo qualitativo che ispirerà la politica di emissione durante l'anno. Il Calendario, in particolare, contiene tutte le date dei comunicati di emissione, d'asta e di regolamento specificate per categoria di titolo[1]; le Linee guida, invece, illustrano i principi che ispireranno l'approccio al mercato da parte del Tesoro, con riferimento alla politica di offerta e alle modalità di emissione, dettagliate per tutte le categorie di titoli. Inoltre, quattro volte l'anno viene pubblicato il "Programma Trimestrale di Emissione", in cui sono anticipate tutte le informazioni inerenti i nuovi titoli che verranno collocati a mezzo asta e riproposti regolarmente nel trimestre, insieme a quelle relative all'offerta di titoli già in circolazione.

Per quanto attiene alla liquidità dei titoli, che viene garantita principalmente mediante l'assetto organizzativo del mercato secondario illustrato più avanti, un contributo fondamentale è anche assicurato dalle scelte di emissione del Tesoro, che normalmente riapre più volte a mezzo asta lo stesso titolo in diverse *tranche* successive, al fine di garantire al mercato un ammontare in circolazione sufficiente a rendere fluidi gli scambi sul mercato secondario; l'ammontare finale di ciascun titolo viene quindi deciso tenendo conto della sua specifica scadenza, della domanda proveniente dagli investitori e del profilo dei rimborsi del periodo di scadenza.

Durante lo svolgimento dei collocamenti via asta, tutto il processo di comunicazione coi partecipanti (invio delle richieste, allocazione e regolamento di quanto aggiudicato) viene completamente gestito in via telematica, mentre i risultati sono comunicati al mercato e pubblicati tempestivamente attraverso i più importanti fornitori di informazioni e sui siti web istituzionali del Tesoro e della Banca d'Italia.

Il Tesoro utilizza due tipi di aste:

- l'asta competitiva in termini di rendimento per i BOT;
- l'asta marginale, con determinazione discrezionale del prezzo di aggiudicazione e della quantità emessa, per CTZ, BTP, CCT/CCTeu e BTP€i.

L'asta competitiva prevede che ogni richiesta degli operatori abilitati sia aggiudicata al rendimento proposto. Ogni operatore può presentare al massimo 5 richieste differenziate nel rendimento di almeno un millesimo di punto. La dimensione minima della richiesta è di 1,5 milioni di euro; l'importo massimo

[1] In aggiunta viene pubblicato uno specifico calendario delle aste BOT, con il dettaglio dei titoli di questo segmento previsti nell'anno, incluse le relative date di emissione e scadenza.

richiedibile è pari al quantitativo offerto dal Tesoro in asta ed eventuali offerte di ammontare superiore vengono accettate limitatamente all'importo medesimo. L'importo minimo sottoscrivibile da parte della clientela è di mille euro.

Vengono soddisfatte in primo luogo le domande ai rendimenti più bassi e poi in ordine crescente le altre, fino al completo esaurimento della quantità offerta. Nel caso in cui le offerte al massimo rendimento allocato non possano essere totalmente soddisfatte, si procede al riparto pro-quota con i necessari arrotondamenti.

Per evitare che il rendimento medio ponderato di aggiudicazione sia influenzato negativamente da domande formulate a rendimenti non in linea con quelli di mercato, viene calcolato un rendimento minimo accoglibile (o rendimento di salvaguardia). Analogamente, viene calcolato un rendimento massimo accoglibile (o rendimento di esclusione), per escludere dalle aste le domande speculative.

L'asta marginale è la modalità d'asta utilizzata per il collocamento dei titoli a medio-lungo termine. Essa prevede che i richiedenti siano aggiudicatari tutti allo stesso prezzo, detto prezzo marginale. Tale prezzo viene determinato soddisfacendo le offerte partendo dal prezzo più alto fino a quando la quantità domandata non è pari a quella offerta. Il prezzo dell'ultima domanda che rimane aggiudicata determina il prezzo marginale.

Dal 2008 la determinazione del prezzo d'aggiudicazione e della quantità avviene con meccanismo discrezionale. Secondo tale meccanismo la quantità emessa non è stabilita a priori, ma è compresa tra un ammontare minimo ed uno massimo annunciati con comunicato stampa alcuni giorni prima dell'asta. L'ammontare collocato è determinato escludendo le offerte formulate a prezzi ritenuti non convenienti sulla base delle condizioni di mercato. Il prezzo meno elevato tra quelli offerti dai partecipanti rimasti aggiudicatari rappresenta il prezzo di aggiudicazione valido per tutti gli operatori assegnatari (prezzo marginale).

Nel caso in cui le offerte al prezzo marginale non possano essere totalmente soddisfatte, si procede al riparto pro-quota, con i necessari arrotondamenti. Ciascun operatore può formulare sino ad un massimo di 5 offerte, a prezzi diversi e per un importo non inferiore a 500.000 euro di capitale nominale. Ciascuna offerta non deve essere superiore all'importo in emissione; eventuali offerte di ammontare superiore vengono accettate limitatamente all'importo medesimo.

I prezzi indicati devono variare di un importo minimo di un millesimo per i CTZ e di un centesimo per gli altri titoli. L'importo minimo sottoscrivibile da parte della clientela è di mille euro.

Per i titoli di Stato a medio-lungo termine e per i BOT a 6 e 12 mesi è prevista una riapertura dell'asta riservata agli Specialisti in titoli di Stato[2]. Tale riapertura termina alle 15.30 del giorno lavorativo successivo all'asta ordinaria ed è allocata al prezzo fissato in quest'ultima asta[3]. Attualmente, l'importo massimo offerto nelle riaperture riservate agli Specialisti è pari di norma al 10% dell'emissione ordinaria per i BOT, mentre per i titoli a medio-lungo termine è pari al 30% nel caso si sia offerta la prima *tranche* di un nuovo titolo e al 15% per le successive *tranche*.

[2] Per la definizione degli Specialisti in titoli di Stato si veda più avanti in questo capitolo.
[3] Per i BOT il riferimento è il prezzo medio ponderato dell'asta ordinaria.

Dal 2002, il Tesoro ha introdotto il sindacato di collocamento come meccanismo di emissione di nuovi titoli, che si rivela più efficiente rispetto all'asta quando:

- si introducano sul mercato nuovi strumenti (così come nel caso dei BTP€i emessi per la prima volta nel 2003 e dei CCTeu nel 2010);
- l'interesse del mercato debba essere valutato in modo particolarmente approfondito (così come nel caso dei BTP e dei BTP€i a lungo termine);
- il *pricing* del titolo sia complesso;
- l'ammontare emesso debba essere ben dimensionato e allocato tra gli investitori per garantire adeguate performance sul mercato secondario.

In un sindacato di collocamento, il titolo viene emesso sul mercato attraverso un gruppo di operatori scelti dal Tesoro tra gli Specialisti in titoli di Stato. Gli operatori sono coinvolti nell'analisi preliminare che precede la decisione di emettere il nuovo titolo, nella raccolta e successiva allocazione degli ordini, e nel *pricing* del titolo.

Per il BTP Italia, il titolo di Stato indicizzato all'inflazione italiana, emesso per la prima volta nel 2012 e pensato per le esigenze del mercato *retail*, è stato introdotto un nuovo meccanismo di emissione che utilizza la piattaforma elettronica MOT (mercato obbligazionario regolamentato dedicato alle negoziazioni al dettaglio) di Borsa Italiana. A differenza della procedura d'asta, dove il prezzo viene determinato al termine dell'asta stessa, in questo caso è il tasso cedolare ad essere determinato al termine del collocamento, sulla base delle condizioni di mercato, mentre il prezzo è fissato alla pari.

Dal 2014 il periodo di collocamento è diviso in Prima e Seconda Fase. Nel corso della Prima Fase le banche aderenti al MOT inoltrano gli ordini ricevuti dagli investitori ammessi alla Prima Fase, ossia quelli *retail*, sottoscrivendo contratti di compravendita sullo stesso MOT ad un prezzo fisso pari a 100. Durante la Seconda Fase, le banche raccolgono le proposte di adesione degli investitori istituzionali, sempre a prezzo fisso pari a 100, che verranno soddisfatte interamente ovvero applicando un meccanismo di riparto equi-proporzionale, nel caso in cui la quantità raccolta ecceda l'ammontare che il Tesoro intende offrire.

Titoli esteri

Al fine di allargare e diversificare la base di investitori istituzionali in titoli di Stato italiani, il Tesoro può emettere titoli sui mercati internazionali, sfruttando due diversi canali di emissione: il *Global Bond* Program e il *Medium Term Note Program*. Le note in formato *Global* sono titoli di debito disciplinati dalle leggi dello Stato di New York, ammessi a quotazione sul Mercato Telematico Eurobbligazioni (EuroMOT) e alla borsa di Lussemburgo; sono custoditi e registrati presso *DTC* (*The Depository Trust Company*).

Il programma di *Global Bond* rappresenta una modalità di finanziamento importante, in quanto i titoli emessi in questo formato sono diretti ad investitori istituzionali di elevato profilo e molto diversificati dal punto di vista della distribuzione geografica. In passato, il volume delle emissioni, la copertura pressoché totale della curva dei rendimenti sulle scadenze *benchmark* e l'utilizzo di una lista di banche (*Primary Dealer)* costituita ad hoc hanno permesso al Tesoro

di posizionarsi tra i più grandi e liquidi emittenti non domestici sul mercato del dollaro statunitense.

Le note del programma *MTN* sono titoli di debito governati da legge italiana con giurisdizione esclusiva delle corti italiane; sono quotati alla borsa di Lussemburgo e custoditi presso le società di gestione accentrata Euroclear o Clearstream.

L'estrema flessibilità dei titoli emessi sotto il *Medium Term Note Program*, in formato pubblico o privato, permette invece di raggiungere principalmente investitori europei ed asiatici, interessati a detenere in portafoglio titoli in euro oppure in valute diverse. L'elevata flessibilità dello strumento consente un allineamento ottimale tra le necessità dell'emittente e le richieste degli investitori istituzionali, sia in termini di scadenza che, eventualmente, di struttura. In particolare, con riferimento ai collocamenti privati (che negli ultimi anni hanno caratterizzato tutte le emissioni sotto programma *MTN*), vengono prese in considerazione le proposte provenienti da singoli investitori istituzionali, che devono soddisfare diversi requisiti specifici: scadenza non inferiore ai tre anni, ammontare minimo non inferiore ai 200 milioni di euro e importo minimo negoziabile pari ad almeno 500.000 euro. Per soddisfare esigenze condivise da un gruppo di investitori istituzionali, resta comunque aperta l'opportunità di emettere titoli in formato pubblico di ammontare più elevato (generalmente un miliardo di euro).

Caratteristica che contraddistingue entrambi i canali (*Global* e *MTN*) è la possibilità di emettere ad un costo generalmente inferiore (principio di arbitraggio) rispetto ai titoli domestici con medesime caratteristiche - struttura, scadenza - cercando inoltre di contribuire al conseguimento degli obiettivi generali in termini di esposizione ai rischi di mercato. La dimensione media delle singole emissioni, nonché l'ammontare medio complessivo annuo emesso, è generalmente rilevante in termini assoluti, ma decisamente contenuto se confrontato con gli importi collocati sul mercato domestico, quindi tale da poter influenzare solo marginalmente i risultati in termini di costo ed esposizione ai rischi determinati dalla politica di emissione e gestione dei soli strumenti domestici.

Sotto documentazione standard internazionale è possibile anche far ricorso ad uno strumento a breve termine, quello della carta commerciale o *Commercial Paper* (*CP*), utilizzabile quale complemento all'emissione di BOT e caratterizzato da grande flessibilità, sia per durata che per importo e valuta. Anche in questo caso, il Tesoro mira ad un arbitraggio di tasso e cerca di contemperare proprie esigenze di gestione della liquidità con le preferenze di singoli investitori internazionali.

II.2 IL MERCATO SECONDARIO

La capacità del Tesoro di emettere con continuità, regolarità e minimizzando i costi nel medio-lungo periodo è consentita non solo da una politica di emissione particolarmente accurata sotto il profilo delle sua implicazioni per il costo ed il rischio del debito, ma anche dalla presenza di un valido mercato secondario in cui sia possibile scambiare efficientemente i titoli di Stato in circolazione. A tale scopo il Tesoro si avvale di diversi strumenti volti a garantire lo volgimento ordinato e la

liquidità delle negoziazioni[4], per assicurare che i titoli di Stato italiani rappresentino un bene di investimento utilizzabile dal più ampio pubblico possibile di investitori residenti ed esteri.

Il mercato secondario dei titoli di Stato rappresenta un'ampia componente del più vasto mercato secondario dei titoli di debito, all'interno del quale sono rappresentati tra l'altro i titoli obbligazionari bancari e di società *corporate*. Di seguito se ne propone una mappatura semplificata (v. Grafico II.1).

GRAFICO II.1: L'ARTICOLAZIONE DEL MERCATO SECONDARIO DEI TITOLI DI STATO


Taglio delle negoziazioni
Organizzazione delle piattaforme
Tipologia di investitori
Mercato all'ingrosso dei titoli di Stato
Mercato al dettaglio dei titoli di Stato
Mercato regolamentato
MTF
Internalizzatore sistematico
Mercato elettronico
Mercato non elettronico
Mercato BtB
Mercato BtC

Dalla natura organizzativa - mercato regolamentato, sistema multilaterale di negoziazione (*Multilateral Trading Facility - MTF*) o internalizzatore sistematico - discende un profilo disciplinare specifico. Gli intermediari che ricevono un ordine di acquisto o vendita di un titolo possono infatti gestirlo con modalità diverse su altrettante sedi di negoziazione:

- i mercati regolamentati, caratterizzati dalla presenza di una disciplina circa l'organizzazione del mercato (requisiti per le quotazioni, requisiti per l'adesione, regole di negoziazione ecc..). Esempi sono rappresentati in Italia dal Mercato telematico all'ingrosso dei titoli di Stato (MTS Italia), gestito da MTS S.p.A., e dal Mercato telematico delle obbligazioni (MOT) gestito da Borsa Italiana S.p.A.;

[4] Il concetto di liquidità del mercato secondario verrà ripreso più volte in questo Rapporto. Con esso generalmente si intende misurare la facilità con cui gli operatori possono scambiare quantità significative di titoli in tempi rapidi e con minime ripercussioni sui prezzi dei titoli stessi.

- i sistemi multilaterali di negoziazione (MTF), che sono mercati alternativi, forniti quale servizio di investimento da società di gestione dei mercati regolamentati stessi, da banche o da imprese di investimento;
- gli internalizzatori sistematici di ordini, dove una banca o un'impresa di investimento opera in contropartita diretta, vendendo al proprio cliente, o acquistando da esso, uno strumento finanziario.

La direttiva europea MiFID 2[5] prevede l'introduzione di un'ulteriore tipologia di sede di negoziazione, il sistema organizzato di negoziazione - *Organized trading facility* (*OTF*), che si affiancherà a quelle esistenti. Le *OTF* saranno autorizzate dalle Autorità nazionali di vigilanza e attraverso di esse le parti (terze rispetto al sistema) interessate all'acquisto o alla vendita di strumenti finanziari potranno interagire concludendo contratti.

Le negoziazioni dei titoli di Stato possono svolgersi su mercati all'ingrosso o al dettaglio. In Italia, ad esempio, MTS Italia è una piattaforma all'ingrosso, nella quale il taglio minimo negoziabile è pari a 2 milioni di euro; il MOT rappresenta invece una piattaforma al dettaglio nella quale vengono negoziati titoli per un ammontare minimo di mille euro.

Un'altra distinzione concerne la qualificazione dei mercati in funzione della tipologia di investitori che vi possono partecipare. Ai mercati *business to business* (*BtB*) partecipano solo intermediari (*dealer*) che operano in conto proprio o eseguono con posizioni proprie ordini per conto di clienti professionali. Tramite i mercati *BtB* i *dealer* acquistano o cedono in modo efficiente grandi quantitativi di titoli, per far fronte alle richieste della propria clientela.

Ai mercati *business to customer* (*BtC*) partecipano anche gli operatori esclusi dai *BtB*, quindi investitori istituzionali finali quali Fondi di investimento, Fondi pensione, Assicurazioni, *hedge fund*, ecc.

Il Tesoro svolge una particolare attività di monitoraggio sulle piattaforme *BtB* elettroniche, in quanto fondamentali per il valore segnaletico dei prezzi quotati - spesso di riferimento anche per le altre piattaforme - nonché per la capacità di agevolare la distribuzione dei titoli attraverso l'intermediazione dei *dealer*. I *dealer* raccolgono infatti le richieste degli investitori istituzionali in occasione delle emissioni sul mercato primario e assorbono eventuali disallineamenti tra domanda e offerta sul mercato secondario, in modo da rendere le negoziazioni ordinate, liquide e prive di eccessiva volatilità dei prezzi.

Per il Tesoro monitorare e intervenire su questi mercati, anche mediante il meccanismo di selezione e valutazione degli Specialisti in titoli di Stato illustrato di seguito, è fondamentale per favorire la liquidità dei titoli, che a propria volta rende i titoli scambiati più appetibili consentendo all'emittente di ottenere sul mercato primario condizioni di costo più vantaggiose. D'altra parte, la liquidità dei titoli rappresenta un fattore molto potente per ampliare la platea degli investitori, assicurando al Tesoro un bacino di domanda per i propri collocamenti vasto e diversificato, un aspetto questo molto utile per affrontare situazioni di mercato mutevoli.

[5] Direttiva 2014/65/UE.

Per analizzare le dinamiche dei mercati dove vengono negoziati i titoli di Stato il Tesoro estende la propria attività di monitoraggio anche ad altri mercati e ad altre negoziazioni collegati ai titoli di Stato, in particolare ai *Repo* su titoli di Stato e ai *Future* su BTP[6], nonché ai *credit default swap* (*CDS*) sul rischio di credito della Repubblica Italiana.

FOCUS

Il segmento a pronti (cash) di MTS Italia

MTS Italia è l'unica piattaforma elettronica di negoziazione regolamentata all'ingrosso dei titoli di Stato italiani. Si tratta di una piattaforma *quote driven*, nella quale gli operatori autorizzati a partecipare come *market maker* si impegnano a immettere nel sistema (*book*) offerte contestuali in acquisto (*bid*) e in vendita (*ask*) per importi minimi di 2 milioni di euro e per incrementi marginali di 0,5 milioni di euro su un dato numero di titoli per un certo numero di ore ogni giorno; l'insieme dei *market maker* copre l'intero paniere dei titoli. Possono inoltre immettere ordini alternativamente in acquisto o in vendita sia gli operatori *market maker* sia quelli *market taker*. Il funzionamento del mercato consente quindi di avere sempre quotazioni, direttamente eseguibili da parte degli operatori che possono "colpire" per via telematica durante tutta la giornata un dato prezzo in *bid* o *ask*.

Gli operatori sono istituzioni finanziarie che, per essere ammesse ad operare sulla piattaforma, devono possedere requisiti minimi di capitale regolamentare e di volumi di titoli negoziati. La piattaforma è la principale e più utilizzata sede elettronica di scambio dei titoli di Stato italiani e, sin dalla sua istituzione, ha svolto un ruolo cruciale nell'ambito del processo di collocamento sul mercato primario, di gestione delle posizioni e del rischio degli operatori, nonché di distribuzione presso gli investitori finali.

I prezzi esposti sulla piattaforma sono riconosciuti da tutti i principali operatori di mercato come *benchmark* di riferimento per i titoli collocati in asta e offerti sul mercato secondario.

Il segmento pronti contro termine (Repo) di MTS Italia

Nel mercato dei pronti contro termine (detto anche Repo, abbreviazione per *repurchase agreement*) il venditore di titoli si impegna a ricomprarli ad una data futura (generalmente ad uno o due giorni) e ad un prezzo pattuito. Contestualmente, la parte acquirente cede denaro per ricevere una somma alla stessa data futura pattuita. Il contratto svolge dunque funzioni diverse per l'acquirente e il venditore: quest'ultimo conclude il contratto per ricevere un finanziamento, mentre l'acquirente intende prestare denaro oppure ottenere la disponibilità di un titolo, di cui sia temporaneamente sprovvisto. La differenza tra il prezzo a pronti e quello a termine determina il tasso dell'operazione, detto Repo rate.

Il mercato Repo assolve quindi una funzione determinante a supporto dell'attività degli Specialisti, sui mercati sia primario sia secondario. Per il mercato primario, l'esistenza ed il buon funzionamento del mercato Repo consente agli Specialisti di partecipare alle aste dei titoli di Stato con rischi e costi inferiori, grazie alla possibilità di coprire gli acquisti in asta per il tempo sufficiente a distribuire il titolo presso gli investitori finali. Sul mercato secondario, la capacità del market maker di fornire continuativamente liquidità, esponendo prezzi in acquisto e in vendita senza interruzioni, è resa possibile, anche in assenza di titoli in portafoglio, proprio dal mercato Repo.

[6] Per le definizioni più analitiche di questi contratti si veda il Capitolo IV.

II.3 GLI SPECIALISTI IN TITOLI DI STATO

Gli Specialisti in titoli di Stato svolgono un ruolo cruciale all'interno del mercato dei titoli di Stato[7]. Questi operatori finanziari assolvono la funzione di *market maker* (*Primary Dealer*) e per essi sono previsti sia obblighi di sottoscrizione nelle aste dei titoli di Stato e di negoziazione sul mercato secondario, sia alcuni incentivi. Meccanismi di incentivazione dell'attività dei *Primary Dealer* sono universalmente adottati, anche se con diversi gradi di formalizzazione, da tutti i Paesi avanzati, al fine di garantire l'efficiente collocamento del debito pubblico e la liquidità del mercato secondario.

Tra gli obblighi, gli Specialisti devono partecipare con regolarità alle aste di collocamento dei titoli di Stato e risultare assegnatari di almeno il 3% del totale emesso via asta in un anno solare, contribuire all'efficienza del mercato secondario sulla base di precisi indicatori di performance, fornire attività di consulenza e ricerca utile alla gestione del debito pubblico e alle scelte di emissione.

Tra gli incentivi, gli Specialisti hanno accesso esclusivo alle riaperture riservate delle aste dei titoli di Stato, nonché alle aste di concambio e riacquisto e alla selezione come *lead manager* delle emissioni sindacate e, di norma, come controparti nelle operazioni in derivati.

Questo impianto organizzativo, caratterizzato dalla selezione di intermediari specializzati nelle operazioni di mercato primario e secondario e dal costante monitoraggio della loro performance, permette al Tesoro di collocare il debito pubblico con efficienza e flessibilità. Il monitoraggio dell'attività degli Specialisti consente anche al Tesoro di condurre un processo molto analitico di valutazione della loro attività nei vari segmenti su cui sono chiamati ad operare: dalle aste del mercato primario, dove vengono valutati i quantitativi acquistati e le modalità di partecipazione alle aste stesse, all'attività di negoziazione sul mercato secondario, che include sia l'operatività sulla piattaforma MTS Italia[8] che quella su altre sedi di negoziazione, oltre agli scambi effettuati direttamente con la propria clientela al di fuori dei mercati.

Questo processo di valutazione dà luogo all'assegnazione di punteggi a ciascuna banca Specialista, che al termine di ogni anno consente di stilare una vera e propria graduatoria, di cui vengono rese pubbliche le prime cinque posizioni, e che rappresenta uno dei criteri fondamentali con cui il Tesoro sceglie le controparti per le diverse operazioni di mercato (dalle sindacazioni di titoli domestici ed esteri alle operazioni in derivati).

[7] Questo assetto istituzionale, caratterizzato dal ruolo degli Specialisti in titoli di Stato, si basa sul Decreto del Ministro dell'Economia e delle Finanze 22 dicembre 2009, n. 216, concernente le negoziazioni all'ingrosso dei titoli di Stato. L'articolo 23 disciplina le caratteristiche fondamentali degli Specialisti in titoli di Stato e i requisiti per la loro iscrizione e il mantenimento nell'Elenco, nonché i principi generali per l'individuazione delle sedi ammissibili e per la valutazione dell'attività svolta. L'articolo 23 rimanda a due decreti dirigenziali la specificazione dei criteri per la selezione delle sedi di negoziazione all'ingrosso in titoli di Stato ammissibili per la valutazione degli Specialisti in titoli di Stato. Tutta la documentazione citata è disponibile nella sezione normativa del sito del debito pubblico www.debitopubblico.it.

[8] Attualmente MTS Italia è la piattaforma selezionata ai sensi del decreto del Ministro dell'Economia e delle Finanze 22 dicembre 2009, n. 216 per la valutazione degli Specialisti in titoli di Stato.

III. OBIETTIVI DELLA GESTIONE DEL DEBITO PER IL 2014

III.1 INQUADRAMENTO NELL'AMBITO DELL'ESPERIENZA INTERNAZIONALE

L'obiettivo fondamentale della gestione del debito pubblico italiano trova il proprio fondamento nelle migliori politiche e tecniche di gestione condivise dalla comunità internazionale e raccomandate dalle istituzioni finanziarie multilaterali, la c.d. *best practice* internazionale. Essa viene enunciata sinteticamente nelle linee guida pubblicate dal Fondo Monetario Internazionale e dalla Banca Mondiale[1], che recitano: "Il principale obiettivo della gestione del debito pubblico è assicurare che le esigenze di finanziamento del governo e il pagamento delle relative obbligazioni siano realizzati ad un costo di medio-lungo termine il più basso possibile, compatibile con un prudente grado di rischio ... Minimizzare il costo ignorando il rischio non può essere un obiettivo. Transazioni che mostrano costi di servizio del debito più bassi spesso inglobano rischi significativi per il governo e possono limitarne la capacità di ripagare i creditori. Pertanto la gestione del costo e del rischio implica un *trade off*."[2]

Obiettivo primario della gestione consiste quindi nell'assicurare che le obbligazioni di pagamento siano sempre onorate, al più basso costo compatibile con il contenimento del rischio nell'orizzonte di lungo termine che è proprio del debito pubblico.

Il debito pubblico non può evidentemente essere gestito in un'ottica di minimizzazione dei costi di breve periodo. Una preferenza accordata alle scadenze più brevi e ai tassi variabili, ai quali normalmente si associa un costo minore, non è conciliabile con la necessità di assicurare la capacità di rifinanziare lo stock del debito nel tempo, al costo più contenuto possibile in un arco temporale virtualmente indefinito e aperto a ogni genere di shock potenziale. Il costo è sempre definito in termini di livello del tasso d'interesse pagato e il rischio in termini di possibilità che questo livello aumenti nel tempo.

[1] *"Revised Guidelines for Public Debt Management"*, pubblicate dal Fondo Monetario Internazionale e dalla Banca Mondiale nell'aprile del 2014, pag. 11.

[2] *"The main objective of public debt management is to ensure that the government's financing needs and its payment obligations are met at the lowest possible cost over the medium to long run, consistent with a prudent degree of risk. ... Minimizing cost, while ignoring risk, should not be an objective. Transactions that appear to lower debt servicing costs often embody significant risks for the government and can limit its capacity to repay lenders. Managing cost and risk therefore involves a trade-off."* Lo stesso principio è sostanzialmente ripetuto al punto 8 dei Principi di Stoccolma, stilati dalla comunità internazionale dei gestori del debito pubblico nell'estate del 2010 al manifestarsi dei primi effetti della recente crisi del debito sovrano in Europa: "I rischi di un portafoglio di debito devono essere mantenuti a livelli prudenti, al tempo stesso minimizzando i costi di finanziamento nel medio lungo termine (*"Debt portfolio risks should be kept at prudent levels, while funding costs are minimized over the medium to long term*)."

Al riguardo, le Linee Guida del Fondo Monetario Internazionale e della Banca Mondiale chiariscono che la modalità di gestione tipicamente adottata dai Paesi avanzati è quella degli *strategic target portfolios*, che individuano una struttura di portafoglio tendenziale che il gestore desidera avere in base alle proprie preferenze di costo e di rischio[3]. In concreto, i gestori del debito pubblico risolvono normalmente il *trade off* fondamentale tra costo e rischio individuando obiettivi tendenziali di "durata" del debito, variamente definita dal punto di vista tecnico (vita media, *duration*, *average refixing period* ...) e gradualmente aggiustata nel tempo. Questo punto di equilibrio è almeno in parte dettato dalla struttura della domanda di mercato per il debito di un determinato Paese, struttura che può evolvere solo gradualmente nel tempo. Inoltre, un approccio prudenziale alla gestione del debito suggerisce che ad elevati rapporti stock del debito/PIL corrispondano livelli di *trade off* costo/rischio improntati a maggiore cautela (quindi con durate del debito più lunghe, anche se più costose).

III.2 IL QUADRO ISTITUZIONALE

L'attività di gestione del debito pubblico, per la quota parte riferita al debito negoziabile sui mercati rappresentata dai titoli di Stato, viene svolta in base a quanto previsto da tre provvedimenti di diversa natura emanati annualmente dal Ministro dell'Economia e delle Finanze:

a) L'Atto di indirizzo per la definizione delle priorità politiche;
b) La Direttiva generale per l'azione amministrativa e la gestione del Ministero dell'Economia e delle Finanze (MEF);
c) Il Decreto Ministeriale che delinea gli obiettivi di riferimento per lo svolgimento dell'attività amministrativa nel settore delle operazioni finanziarie volte alla gestione del debito pubblico (cosiddetto "Decreto Cornice").

Per l'anno 2014 l'Atto di indirizzo include tra le priorità politiche quella di "... proseguire nella gestione del debito pubblico volta a contenerne il costo e a stabilizzarne o prolungarne la vita media". La Direttiva generale traduce tale priorità politica nei seguenti due obiettivi strategici[4]:

1) il contenimento del costo del debito, con particolare attenzione al suo profilo costo/rischio, da realizzarsi mediante una pluralità di obiettivi operativi e misurabile con indicatori attinenti il grado di copertura delle aste e la stabilizzazione e l'allungamento della vita media del debito;
2) il monitoraggio e la gestione del Conto disponibilità[5], mirati alla stabilizzazione del saldo, da realizzarsi mediante due obiettivi operativi, riferiti in particolare alla gestione della liquidità del Tesoro e al monitoraggio del relativo rischio di credito.

[3] Si veda ad esempio pag. 34 delle citate *Guidelines*.

[4] La Direttiva prevede anche un terzo obiettivo, in base al quale la Direzione del Debito Pubblico è incaricata di contribuire all'attuazione delle misure volte ad assicurare i pagamenti dei debiti certi, liquidi ed esigibili di cui al Decreto Legge 8 aprile 2013 n. 35, convertito, con modificazioni, dalla Legge 6 giugno 2013 n. 4. Tale attività, non essendo tipica della gestione del debito, non è oggetto del presente Rapporto.

[5] Il Conto disponibilità è il conto detenuto dal Tesoro presso la Banca d'Italia per il servizio di tesoreria ed è descritto in modo specifico nel successivo paragrafo III.4.

Con riferimento al primo obiettivo strategico, il Decreto Cornice per il 2014[6], analogamente agli anni precedenti, fornisce maggiori dettagli circa gli strumenti operativi cui la Direzione del Debito Pubblico è autorizzata a far ricorso per il raggiungimento di detto obiettivo strategico. In particolare, all'art. 2 è stabilito che "... le emissioni dei prestiti dovranno essere effettuate, oltre che nel rispetto dei limiti stabiliti dalla legge di approvazione del bilancio, attenendosi alle linee guida del presente decreto..." - garantendo quindi la copertura dei titoli in scadenza nell'anno in aggiunta al fabbisogno del Settore Statale - anche con la finalità di "....contemperare l'esigenza di acquisire il gradimento dei mercati con quella di contenere il costo complessivo del debito nel medio-lungo periodo, considerata l'esigenza di protezione dal rischio di rifinanziamento e di esposizione a mutamenti dei tassi di interesse".

A tal fine, nello stesso articolo vengono fissate delle specifiche direttive in termini di composizione del debito alla fine del 2014, secondo questi termini[7]:

- BOT (titoli a breve termine) tra il 5% ed il 15%;
- BTP (titoli "nominali" a tasso fisso) tra il 55% ed il 75%;
- CCT/CCTeu (titoli "nominali" a tasso variabile) tra il 5% ed il 10%;
- CTZ non oltre il 5%;
- BTP€i e BTP Italia (titoli "reali") non oltre il 15%.

Inoltre, relativamente ai titoli esteri, è stabilito che potranno essere emessi, al netto dei rimborsi, per un importo non superiore al 30% del totale delle emissioni nette[8].

Al fine di contribuire al contenimento del costo complessivo dell'indebitamento e alla protezione dai rischi di mercato e di rifinanziamento, l'art.3 autorizza l'utilizzo di operazioni di ristrutturazione del debito su base consensuale, vale a dire operazioni di riacquisto, scambio o rimborso anticipato di titoli, nonché operazioni in strumenti derivati. Come negli anni precedenti, il Decreto stabilisce che le operazioni di riacquisto, scambio e rimborso anticipato dei titoli vengano condotte esclusivamente con gli Specialisti in titoli di Stato[9], mentre agli art. 4 e 5 definisce i criteri per la scelta delle controparti e la documentazione con riferimento alle operazioni in derivati.

Relativamente al secondo obiettivo strategico, il Decreto Cornice all'art. 6 autorizza la Direzione del Debito Pubblico a disporre le operazioni di gestione del Conto disponibilità, regolate dai decreti ministeriali del 29 luglio 2011 e del 25 ottobre 2011. Tali decreti disciplinano le modalità di movimentazione della liquidità del Tesoro e di selezione delle controparti che partecipano alle relative operazioni.

Durante il 2014 la Direzione del Debito Pubblico è stata pertanto chiamata a garantire che la gestione del debito, incluse le emissioni necessarie per la copertura dei titoli in scadenza e del fabbisogno del Settore Statale dell'anno, fosse tale da contenere il costo del debito mantenendo sotto controllo i principali rischi,

[6] Decreto del 19 dicembre 2013 pubblicato nella Gazzetta Ufficiale n.303 del 28 dicembre 2013.
[7] Per la descrizione delle varie tipologie di titoli si veda la Tabella II.1 del Capitolo II.
[8] La consistenza effettiva dei titoli esteri, considerando sia quelli emessi nell'ambito del programma *Global Bond* sia quelli all'interno del programma *Medium Term Note*, in concreto è inferiore al 3% dello stock dei titoli.
[9] Sul ruolo degli Specialisti in titoli di Stato si vedano i capitoli II e IV.

contribuendo al tempo stesso a garantire un livello soddisfacente di stabilità e prevedibilità del saldo del Conto disponibilità.

Il perseguimento di questi due ambiziosi obiettivi strategici è risultato molto impegnativo, anche per la molteplicità di fattori esogeni che ne hanno influenzato il contesto di riferimento. Basti pensare alle mutevoli condizioni dei mercati finanziari e al relativo impatto sui titoli di Stato, che incidono profondamente sulla possibilità di realizzare il primo obiettivo. Analogamente, la rilevanza e volatilità dei flussi che interessano la tesoreria dello Stato, influenzando la stabilità del saldo del Conto disponibilità, è tale da condizionare significativamente il raggiungimento del secondo obiettivo. Inoltre, i due traguardi sono in qualche misura confliggenti e implicano un *trade off*, se si tiene conto che, da un lato, le recenti disposizioni di politica monetaria spingono a detenere presso le banche centrali nazionali saldi di liquidità prossimi allo zero e, dall'altro, le condizioni estremamente mutevoli dei mercati influenzano significativamente quando, quanto e come emettere debito, in modo del tutto indipendente dall'altro obiettivo. A questo proposito, è bene ricordare quanto importante sia il mantenimento di una riserva di liquidità adeguata per affrontare le scadenze dei mesi a venire, anche qualora il contesto di mercato divenga avverso.

È dunque necessario utilizzare al meglio l'ampia gamma di strumenti a disposizione per il raggiungimento degli obiettivi sopra richiamati. Con riferimento agli strumenti di debito, nel documento "Linee Guida della Gestione del Debito Pubblico per il 2014"[10] sono state illustrate, in termini prevalentemente qualitativi, le modalità con cui il Tesoro sarebbe stato presente sui mercati finanziari.

III.3 L'OBIETTIVO 1: CONTENIMENTO DEL COSTO DEL DEBITO CON ATTENZIONE AL PROFILO COSTO/RISCHIO

Le misure del rischio di rifinanziamento e gli strumenti per la sua gestione

Il rischio di rifinanziamento costituisce un aspetto cruciale della gestione del debito pubblico per un Paese ad elevato debito come l'Italia. Da un punto di vista strettamente di tecnica finanziaria, il rischio di rifinanziamento per un debitore riguarda la possibilità di rifinanziare più o meno agevolmente con nuovo debito quello in scadenza; in altri termini, si tratta di valutare se esistono le condizioni per collocare tutto il debito necessario a coprire l'ammontare in scadenza e quanto queste condizioni dipendano dall'entità degli importi da rifinanziare. Oltre che dal debito complessivo, la dimensione di tale rischio dipende da quanto si è riusciti in passato a distribuire e diversificare le emissioni dei titoli in base alla loro scadenza. Anche in caso di stock di debito complessivo particolarmente alto, se la struttura delle scadenze è uniformemente distribuita nel tempo e priva di concentrazioni, soprattutto nel breve periodo, questo consente all'emittente di poter distribuire nel tempo il ricorso al mercato, contenendo la dimensione di ogni singola emissione e aumentando, quindi, la probabilità che il nuovo debito possa essere interamente

[10] Documento disponibile sul sito del debito pubblico www.debitopubblico.it.

collocato e agevolmente assorbito, a condizioni finanziarie in linea con il mercato e senza costi aggiuntivi.

L'indicatore principale comunemente adottato per la misura di questo rischio è quello della vita media, sia per la sua semplicità di calcolo che per la sua immediata comprensibilità: viene calcolata una media delle scadenze di tutti i titoli in circolazione, ponderata per il valore nominale di ciascun titolo. Alla fine del 2013 la vita media del debito in titoli di Stato è stata pari a 6,43 anni, in riduzione rispetto ai 6,62 anni del 2012.

Conformemente all'Atto di indirizzo e alla Direttiva del Ministro, l'obiettivo strategico per il 2014 relativo al contenimento del costo del debito con attenzione al profilo costo/rischio ha trovato attuazione attraverso una politica di emissione e gestione del debito volta a stabilizzare la vita media compatibilmente con le condizioni di mercato, e quindi di interromperne - o ridurne il più possibile - la discesa, iniziata nel 2011.

L'altra scelta di politica di emissione e gestione del debito è consistita nel proseguimento della graduale riduzione dei volumi di titoli in scadenza negli anni maggiormente interessati a questo fenomeno, al fine di ridurre quanto più possibile le concentrazioni dei rimborsi, rendendone il profilo maggiormente uniforme. In particolare, analizzando il profilo annuale delle scadenze a fine 2013 (vedi Grafico III.1), è stata ravvisata la necessità di operare principalmente sugli anni 2015 e 2017, in considerazione della rilevanza degli importi in scadenza rispetto agli anni vicini. A tale obiettivo era necessario indirizzare sia la politica di emissione - cercando di contenere, quanto più possibile e compatibilmente con le condizioni di mercato, i titoli con scadenza in quegli anni (quindi in particolare le emissioni di BOT a 12 mesi e di BTP a 3 anni) - sia le operazioni di riacquisto e concambio, selezionando preferibilmente titoli in acquisto con scadenza nei due anni sopra citati.

GRAFICO III.1: SCADENZE TITOLI A MEDIO-LUNGO TERMINE IN ESSERE AL 31-12-2013


BTP
BTP €i
CCT
CTZ
Estero
250.000
200.000
150.000
100.000
50.000
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2033
2034
2035
2036
2037
2039
2040
2041
2042
2044
2045-2063

In particolare, analizzando specificatamente il profilo mensile delle scadenze del 2015 (Grafico III.2), la politica di emissione doveva mirare a rendere maggiormente gestibili le scadenze dei mesi di febbraio, giugno, agosto e dicembre, in primo luogo limitando gli importi dei BOT in emissione e in secondo luogo effettuando operazioni di riacquisto e concambio. Allo stesso tempo, visto l'obiettivo di rendere stabile il saldo del Conto disponibilità - di cui si parlerà più diffusamente in seguito - gli strumenti appena citati dovevano puntare anche a minimizzare, ove possibile, le fluttuazioni delle disponibilità liquide del Tesoro.

GRAFICO III.2: PROFILO MENSILE DELLE SCADENZE – TITOLI A MEDIO-LUNGO TERMINE PER GLI ANNI 2014-2015 IN ESSERE AL 31-12-2013


mln. euro
BTP
BTP€i
CCT
CTZ
Estero
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14
gen-15
feb-15
mar-15
apr-15
mag-15
giu-15
lug-15
ago-15
set-15
ott-15
nov-15
dic-15

Le misure del rischio di tasso di interesse e gli strumenti per la sua gestione

L'esposizione al rischio di tasso di interesse rappresenta l'altra area di assoluta rilevanza dove si focalizza l'attenzione della gestione del debito pubblico in Italia, considerata l'entità del medesimo e dei volumi annualmente offerti al mercato. Il concetto di rischio di tasso di interesse, ampiamente utilizzato in finanza, per un emittente sovrano consente di misurare il potenziale impatto sulla finanza pubblica derivante da movimenti inattesi dei tassi di interesse di mercato, sia sullo stock in essere che sul nuovo debito da emettere per rifinanziare l'esistente e coprire il disavanzo annuale di cassa. Tale impatto è per definizione tanto più ampio quanto più elevati sono, in un dato periodo, i volumi dei titoli in scadenza - che debbono essere rinnovati mediante nuove emissioni - o, in certe condizioni, di quei titoli a tasso variabile che nello stesso periodo fissano sulle nuove cedole i tassi correnti di mercato. In questo caso, infatti, l'incremento dei tassi si trasferisce in modo diretto sul bilancio dello Stato attraverso un incremento della spesa per interessi, quindi

con effetti negativi sul disavanzo e sulla capacità di raggiungere gli obiettivi di indebitamento prefissati.

Le misure normalmente adottate per catturare questo specifico rischio nella gestione del debito sovrano sono diverse, in quanto è anche molto diversa la prospettiva da cui si analizzano (vedasi Box di approfondimento): si parte da misure sintetiche della composizione del debito, quali la *duration* (o durata finanziaria)[11] o l'*average refixing period* (tempo medio di "aggancio" dei tassi di interesse di mercato), a molteplici misure che si focalizzano sull'entità del costo aggiuntivo massimo in termini di spesa per interessi in caso di scenari di tasso avversi (*Cost-at-Risk*) e sulla probabilità di dover effettivamente sostenere questo costo aggiuntivo sul portafoglio di debito complessivo, derivante a sua volta dalla probabilità di questi scenari avversi.

La prescrizione dell'art. 2, comma 2, del Decreto Cornice, che fa esplicito riferimento - come ricordato in precedenza - all'esigenza di gestire l'esposizione ai mutamenti dei tassi di interesse, ha comportato per l'anno 2014 che l'attuazione del primo obiettivo strategico richiedesse l'individuazione di due ulteriori obiettivi, di carattere operativo, da perseguire compatibilmente con le condizioni presenti sui mercati finanziari, in modo tale da:

a) tornare ad aumentare la durata finanziaria del debito, tenendo conto dell'effetto delle operazioni in derivati;
b) stabilizzare *l'average refixing period,* dopo la flessione nel 2013, sempre includendo in questa misura gli effetti delle operazioni in derivati.

FOCUS

I principali indicatori quantitativi del rischio di tasso di interesse

È utile richiamare brevemente il significato di alcune misure di rischio che sono utilizzate in questo rapporto.

La ***duration*** **o durata finanziaria** è un indicatore che, per un debitore, rappresenta la durata media del portafoglio delle passività ponderata per il valore attuale di tutti i flussi di pagamento, sia quelli di rimborso del capitale sia quelli in conto interessi. La definizione di durata finanziaria utilizzata nel testo corrisponde alla *duration* semplice, o *Macaulay duration*, ed è misurata in anni. Rappresenta infatti quanto tempo occorre perché il prezzo (valore attuale) di un debito sia ripagato dai flussi di cassa del debito stesso e dà un'indicazione sul tempo medio durante il quale il tasso del debito rimane fisso, quindi sulla velocità con cui i cambiamenti dei tassi di mercato si riflettono sul servizio del debito (una *duration* maggiore comporta una minore velocità con cui le fluttuazioni di mercato si riflettono sul servizio del debito).

Per un singolo titolo obbligazionario la formula della *duration* semplice è la seguente:

$$D = \frac{\sum_{t-1}^{N} t \times f_t \times (1+i)^{-t}}{P}$$

dove t rappresenta la scadenza di ogni flusso, f(t) l'ammontare del flusso di cassa, i il tasso di interesse di mercato (o di valutazione), P il prezzo del titolo obbligazionario.

[11] Normalmente viene usata la *duration* nella versione cosiddetta di Macaulay. Si veda a tal proposito il box di approfondimento che segue.

Una definizione di *duration* leggermente diversa corrisponde alla c.d. *modified duration*. La *duration* modificata permette di sapere quanto varia il prezzo di un debito al variare del suo rendimento (e quindi al variare dei tassi di mercato) ed è pari alla *duration* semplice (*Macaulay duration*) divisa per l'unità maggiorata del rendimento (1+i). La *duration* modificata è pertanto sempre leggermente inferiore alla *duration* semplice.

Si noti che a scadenze maggiori corrispondono *duration* (semplice e modificata) maggiori (serve infatti più tempo per ripagare il debito); a debiti *bullet* (con pagamento del capitale in unica soluzione alla scadenza) *duration* maggiori rispetto a debiti ammortizzati; a tassi cedolari maggiori *duration* minori (il servizio del debito risulta complessivamente anticipato in valore attuale se le cedole sono alte); a rendimenti maggiori ancora *duration* minori (se i tassi di mercato salgono, il valore dei futuri flussi del servizio del debito più vicini nel tempo decresce meno del valore dei flussi più lontani, pertanto accorciando il tempo medio necessario al servizio del debito).

Il (*weighted*) ***average refixing period*** (*WARP* o *ARP*) dà conto del tempo medio mancante (senza attualizzazione dei flussi) perché la struttura del debito incorpori i nuovi tassi di mercato. Per i titoli a tasso fisso reali o nominali l'indicatore si basa sulla vita residua di ogni titolo mentre per i titoli a tasso variabile si considera il tempo mancante all'indicizzazione della cedola successiva. Ogni titolo entra nel calcolo ponderato per il valore nominale in circolazione.

Tra gli indicatori che normalmente vengono utilizzati per quantificare il rischio di tasso di interesse viene talvolta annoverata la stessa **vita media** (***weighted average life***) che fornisce invece un valore temporale ponderato che tiene conto solo del capitale nominale (non attualizzato) da rimborsare a scadenza.

Pertanto, debiti con durata finanziaria, *ARP* e vita media più alti comportano minori rischi, ma maggiori costi a causa dei più alti tassi normalmente associati alle scadenze più lunghe, dei debiti con i medesimi indicatori più bassi.

Il ***Cost at Risk*** (*CaR*) è una misura di rischio derivata dai concetti del *Value at Risk (VaR)*. I modelli di *VaR* misurano la perdita massima attesa per uno strumento/portafoglio finanziario, in un determinato periodo all'interno di un determinato intervallo di confidenza. Analogamente, il *CaR* fornisce una stima della variabilità del costo del debito, in un determinato periodo per un certo intervallo di confidenza, in modo da consentire la comparazione dei livelli di costo e di rischio associati a strategie alternative di gestione del debito.

Il *CaR* misura infatti il costo atteso del portafoglio di debito che non può essere ecceduto con una determinata probabilità. Ipotetici portafogli alternativi di debito con durate maggiori (minori) sono associati a maggiori costi e minori rischi (minori costi e maggiori rischi). L'analisi di *CaR* permette di identificare i portafogli con combinazioni di costo e rischio che si collocano su una frontiera efficiente, tale cioè da minimizzare i livelli di costo e di rischio (il *trade off* tra i due) per ogni ipotetica durata del portafoglio di debito.

Il ruolo della strategia di emissione per la gestione del *trade off* rischio di tasso/costo per il 2014

Il precedente *Focus* di approfondimento fa riferimento all'esistenza di un *trade off* tra rischio e costo in un portafoglio di debito. La modellistica descritta nella presente sezione è volta ad individuare una strategia ottimale dal punto di vista

della gestione di tale *trade off* e si focalizza sui titoli domestici, che alla fine del 2013 rappresentavano il 96,71 per cento del totale dei titoli di Stato in circolazione.

Nelle ultime settimane del 2013 la Direzione del Debito Pubblico, oltre ad avviare la consueta indagine presso gli operatori di mercato per sondarne le attese circa la politica di emissione del 2014 e le sue modalità attuative, in linea con quanto avviene ormai da alcuni anni ha analizzato le caratteristiche in termini di costo e di rischio di diverse possibili composizioni delle emissioni di titoli domestici (cosiddetti "portafogli di emissione"), giudicate compatibili con le condizioni di mercato, anche sulla base delle prassi normalmente utilizzate dal Tesoro per garantire trasparenza, regolarità e prevedibilità dei collocamenti e adeguata liquidità ai singoli titoli sul mercato secondario.

Pertanto, è stata preliminarmente condotta un'analisi di approfondimento del possibile andamento del mercato dei titoli di Stato nei successivi 12 mesi, svolta attraverso la consultazione di documenti previsionali prodotti dai principali centri di ricerca - pubblici e privati - aventi forte specializzazione in materia finanziaria, nonché delle ricerche dei principali soggetti operanti sul mercato dei titoli di Stato. Con questi ultimi, in particolare, sono stati anche effettuati incontri ad hoc, miranti al raggiungimento di una più profonda comprensione dei risvolti tecnici delle diverse opzioni, con un focus specifico sui riflessi più propriamente di mercato.

Ad esito di questa ricognizione, sono stati individuati diversi portafogli di emissione coerenti con la capacità di assorbimento del mercato[12] e con le caratteristiche fondamentali della gestione del debito pubblico in Italia.

Come condizione preliminare, tutti i portafogli dovevano consentire di rifinanziare:

a) le scadenze dei titoli a medio-lungo termine previste per il 2014 (pari a poco più di 193 miliardi di euro),
b) i BOT già in circolazione (pari a poco più di 141 miliardi di euro), insieme con il cosiddetto *roll-over* dei BOT in corso d'anno, ossia le emissioni di BOT necessarie per coprire le scadenze di altrettanti BOT emessi nello stesso anno,
c) il fabbisogno di cassa del Settore Statale (previsto nella misura di circa 60 miliardi di euro[13]),

nonché di generare un sufficiente *buffer* di giacenza delle disponibilità liquide del Tesoro per provvedere a tutte le esigenze della gestione di cassa.

I portafogli oggetto di analisi sono stati raggruppati in sette categorie:

1) portafogli in linea con la composizione delle emissioni del 2013, salvo che per il BTP Italia (le cui emissioni nel 2013 erano andate ben oltre le aspettative, anche per via del meccanismo di emissione) e per il BTP 7 anni nominale, le cui emissioni venivano rese regolari su base mensile, al fine di alleggerire il comparto BTP nominale a 3 e 5 anni;

[12] Tra l'altro, sono state svolte analisi circa il probabile impatto dell'approssimarsi del primo rimborso dell'operazione LTRO triennale della BCE, attivata nel novembre del 2011, sulla detenzione di titoli di Stato da parte degli istituti di credito domestici. Al riguardo si rinvia a quanto esposto nel Capitolo IV.

[13] Dato sottostante le previsioni di finanza pubblica per il 2014 inserite nella Nota di Aggiornamento al DEF del 2013.

2) portafogli in linea con le emissioni del portafoglio 1) ad eccezione dei BOT, che venivano ridotti compensando con maggiori emissioni sui comparti nominali a 10, 15 e 30 anni;
3) portafogli in linea con le emissioni del portafoglio 1), ma con un incremento ulteriore del segmento del BTP nominale a 7 anni e corrispondente riduzione dell'area BTP 3-5 anni e del CTZ;
4) portafogli in linea con le emissioni del portafoglio 1), ma con ribilanciamento molto significativo all'interno del comparto dei titoli indicizzati all'inflazione italiana ed europea a favore dei primi;
5) portafogli con una marcata riduzione di tutte le scadenze nominali fino ai 7 anni (BOT inclusi) ed un significativo incremento di quelle dai 10 anni in su, a parità di emissioni di titoli indicizzati e a tasso variabile rispetto al 2013;
6) portafogli con una marcata riduzione di tutte le scadenze nominali dal BTP a 3 anni in su e un forte incremento di BOT e CTZ, a parità di emissioni di titoli indicizzati e a tasso variabile rispetto al 2013;
7) portafogli con una moderata riduzione di tutte le scadenze nominali oltre il BTP 3 anni con pari incremento dei BTP€i sulle varie scadenze, a parità di emissioni di titoli a tasso variabile e di BTP Italia rispetto al 2013.

Per testare le caratteristiche di ciascun portafoglio di emissione si è fatto ricorso al modello informatico, sviluppato internamente ed in uso ormai da alcuni anni presso la Direzione del Debito Pubblico, denominato **SAPE** (Software di Analisi dei Portafogli di Emissione - vedasi box di approfondimento), che consente di stimare su un dato periodo temporale futuro sia il costo, in termini di spesa per interessi, di un determinato portafoglio, sia il suo rischio di tasso rispetto ad un campione rappresentativo di possibili scenari di evoluzione dei tassi di interesse e di inflazione[14].

Nel caso specifico, sono stati innanzitutto generati 100 scenari relativamente all'evoluzione della curva dei rendimenti dei titoli di Stato e dell'inflazione italiana ed europea su un periodo di 4 anni (dal 2014 al 2018). Successivamente, in relazione a ciascuna delle 7 categorie di portafogli menzionati, è stata calcolata l'evoluzione mensile media del costo in termini di spesa per interessi (secondo il principio della competenza economica) su detto periodo di 5 anni, per ogni singolo scenario della curva dei rendimenti e dell'inflazione generato. Per ogni categoria di portafogli si è quindi stimato il costo medio (atteso) mensile sui 5 anni dei 100 scenari generati e la relativa deviazione standard.

Nel confrontare i risultati in termini di costo/rischio, è innanzitutto emerso come le differenze tra i diversi portafogli selezionati fossero abbastanza contenute. Quelli delle categorie 2), 4), 5) e 6) sono risultati tuttavia essere i più efficienti, in quanto ciascuno di essi consentiva di conseguire una combinazione costo/rischio non alla portata degli altri portafogli, che presentavano un rischio maggiore dato il costo o viceversa. In altri termini i portafogli 1), 3) e 7), che riproponevano

[14] La base dati per il debito in circolazione utilizzata da SAPE a fine 2013 era composta esclusivamente dai titoli domestici riportati in Tabella II.1. E' in fase avanzata l'integrazione del modello SAPE per poter testare portafogli di emissione che includano anche titoli denominati in dollari USA e strategie che combinino emissioni e strumenti derivati, utilizzando come base dati tutti gli strumenti in circolazione, compresi i titoli esteri e le operazioni in derivati. Per i dettagli del funzionamento del modello si rimanda al box di approfondimento sulle caratteristiche del SAPE.

rispettivamente o la strategia del 2013, o un incremento - rispetto a quest'ultima - delle emissioni sull'area 7 anni, oppure ancora un aumento dei titoli reali a scapito di quelli nominali, erano tutti caratterizzati dal fatto di essere "dominati" dal precedente gruppo di portafogli, dato che rispetto a questi presentavano o un costo maggiore a parità di rischio o, viceversa, un rischio maggiore a parità di costo.

FOCUS

Il SAPE

Introduzione

Il finanziamento FIRB 2003 del MIUR (D.D. 2186-Ric 12/12/2003), erogato all'Istituto Applicazioni del Calcolo del CNR (capofila di un gruppo che comprendeva altre realtà accademiche, quali le Università Bocconi, Statale di Milano e Tor Vergata di Roma) nell'ambito del Programma Strategico "Scienze umane, economiche e sociali", Progetto Obiettivo "La gestione del debito pubblico", ha permesso l'avvio del lavoro modellistico e di sviluppo software che ha portato il Dipartimento del Tesoro a dotarsi di uno strumento per il supporto alle decisioni per la gestione del debito pubblico che permette, tramite tecniche di simulazione stocastiche, l'analisi del costo e del rischio di portafogli di titoli di Stato. Il modello negli anni ha visto diverse fasi di sviluppo gestite in collaborazione tra il menzionato istituto del CNR e il Dipartimento del Tesoro, che negli ultimi anni si è anche avvalso del supporto analitico e informatico di Sogei.

Il modello matematico

Il modello matematico ed il corrispondente software (chiamato SAPE – Software di Analisi dei Portafogli di Emissione) è in continua evoluzione, al fine di conseguire una sempre più completa integrazione delle diverse basi dati e tener conto di tutte le attività gestionali che possono impattare sugli scenari futuri. Dalla fine del 2013 il lavoro di affinamento del modello si è orientato ad includere anche titoli in valuta estera (USD) e semplici strumenti derivati, in modo da poter effettuare analisi costo/rischio su strategie omnicomprensive.

Funzione costo ed analisi Costo/Rischio

La principale funzione obiettivo nell'analisi dei portafogli è la misura per competenza del costo del servizio del debito secondo il regolamento ESA 2010. La scelta tra differenti possibili portafogli di emissione deve essere ponderata tenendo conto sia del costo, in termini di spesa per interessi, sia del rischio di tasso di ogni singolo portafoglio rispetto ad un campione rappresentativo di possibili scenari di evoluzione dei tassi di interesse e di inflazione.

Per ogni possibile portafoglio di emissione si può costruire la distribuzione della funzione costo rispetto all'insieme degli scenari di evoluzione dei tassi di interesse in esame. Da tale distribuzione si ottengono tutte le informazioni sul costo (cioè dove la distribuzione è collocata) ed il rischio (l'ampiezza della distribuzione) per il portafoglio in oggetto. All'interno del SAPE è previsto il calcolo di differenti misuratori sintetici di costo (media dei costi, *CaR* (*Cost at Risk*), massimo costo, ecc.) e di rischio (deviazione standard dei costi, *Relative CaR*, *ES* (*Expected Shortfall*), ecc.) in modo da permettere uno studio il più possibile completo dei possibili portafogli di emissione.

Successivamente alla scelta delle funzioni di costo e di rischio, una tecnica consolidata di selezione di portafogli passa attraverso la costruzione della frontiera efficiente. Tale frontiera viene identificata a partire dalla costruzione di un grafico in cui ogni portafoglio è un punto sul piano le cui coordinate riportano il rischio ed il costo di tale portafoglio. I portafogli di frontiera sono quelli per cui ad ogni fissato valore di rischio corrisponde il costo minore. La selezione di uno tra i portafogli migliori, ossia quelli nella frontiera, si basa sull'avversione o sulla propensione al rischio del gestore. Solitamente la frontiera efficiente viene costruita osservando le variabili di costo e di rischio alla fine dell'intervallo di previsione.

SAPE – DISTRIBUZIONE DELLA FUNZIONE COSTO



$P_i(E)$
95%
Expected
Shortfall
Average
Relative CaR
ESA 95
Absolute CaR

Un'importante evoluzione modellistica è stata introdotta con lo studio dell'evoluzione temporale della distribuzione del costo di ogni singolo portafoglio. In questo modo si può avere un controllo accurato sull'evoluzione del costo e del rischio selezionati, permettendo la scelta di quel portafoglio che abbia il profilo di evoluzione temporale di tali grandezze che più si conformi alle scelte politiche del decisore. E' inoltre possibile estrarre una frontiera efficiente dei portafogli che contenga in maniera sintetica l'evoluzione dinamica complessiva del costo e del rischio.

Altre grandezze

Per tutti i possibili portafogli di emissione viene anche calcolata tutta quella serie di grandezze finanziarie (*average refixing period, duration*, percentuali di composizione del debito e interessi medi sul debito sia assolute o relativamente ad un periodo di emissione, ecc.) che consentono al decisore di avere tutte le informazioni necessarie per una gestione oculata del debito pubblico. Tali informazioni vengono fornite sia come valori di sintesi, sia attraverso fogli Excel che riportano dettagliatamente l'evoluzione temporale delle grandezze finanziarie di interesse e che permettono eventuali ulteriori elaborazioni.

Generatore degli scenari

Elemento centrale del software SAPE è il modulo di generazione degli scenari di evoluzione dei tassi di interesse. Tale modulo si interfaccia in maniera del tutto trasparente al modulo di calcolo del costo e del rischio e contiene al suo interno la possibilità di utilizzare diversi modelli stocastici per la generazione di scenari a medio-lungo termine per i tassi di interesse ed i tassi di inflazione, utile innanzitutto per valutare la performance attesa, in termini di analisi costo-rischio, di differenti strategie relative alle politiche di emissione del debito pubblico. Più in generale, la generazione di scenari consente di avere una misura quantitativa dell'esposizione attesa rispetto alla volatilità delle curve dei rendimenti. In questo ambito una nuova classe di modelli della struttura a termine dei tassi di interesse è stata sviluppata negli ultimi cinque anni, con riferimento alle curve governativa e di *break-even inflation* (*BEI*), a cui si sono aggiunte più di recente anche le curve *swap* (Euro e *USD*).

Inizialmente sono state modellizzate in modo congiunto le curve governativa e *BEI* al fine di prezzare i titoli domestici nominali e indicizzati all'inflazione europea, derivando endogenamente la curva dei tassi reali utile all'analisi costo-rischio sui portafogli di emissione con un orizzonte di breve-medio termine. Un approccio simile è stato adottato

dalla Federal Reserve per la stima della curva reale riferita ai titoli *inflation-linked* (*TIPS*). A tale proposito si veda il lavoro di Gürkaynak et al. (2008)[15].

Successivamente il modello è stato ampliato per includere nella stima le curve swap europea ed americana. In dettaglio, la curva swap europea è stata integrata nella specificazione congiunta che già comprendeva le curve governativa e *BEI*, e consente di derivare endogenamente ed in modo coerente gli *spread* dei tassi *swap* rispetto ai corrispondenti tassi nominali governativi. Il modello include inoltre la curva *swap* americana (*USD*), in quanto è desiderabile e in effetti necessario garantire in simulazione un legame stabile tra le due curve per ottenere scenari coerenti. Con queste informazioni il modello sarà in grado di elaborare misure di costo e rischio che tengano conto esplicitamente dei titoli in valuta *USD* e di operazioni in derivati. Durante il 2014, peraltro, sono state condotte analisi aggiuntive per l'introduzione, anche all'interno del modello SAPE, della stima del rischio di controparte relativamente agli strumenti derivati e più recentemente è stato sviluppato, a tal proposito, un modello stilizzato di calcolo del *CVA* (*credit value adjustment*).

La stima dei parametri delle singole curve viene effettuata, nel campione storico, con frequenza giornaliera e si basa generalmente su una specificazione ispirata al modello a quattro fattori di tipo Nelson-Siegel-Svensson, in cui la posizione dei due flessi viene opportunamente calibrata su valori di sintesi calcolati sulle stime libere campionarie. Il modello caratterizza l'andamento dei tassi delle varie curve in modo molto accurato, con errori trascurabili.

La successiva rappresentazione dinamica del modello è di tipo autoregressivo vettoriale e concettualmente riconducibile all'approccio di Diebold and Li (2006)[16], che utilizza una scomposizione in fattori delle curve secondo la quale i parametri "beta" della Nelson-Siegel-Svensson possono essere interpretati rispettivamente come il livello, la pendenza e la curvatura della curva dei rendimenti.

In questo modo l'evoluzione dinamica dei singoli fattori viene stimata econometricamente, con frequenza mensile, attraverso un sistema congiunto di equazioni, stimato in modo tale da tener conto delle interrelazioni esistenti tra le diverse equazioni. Il modello vettoriale così stimato viene quindi utilizzato per simulazioni stocastiche fuori dal campione mediante *bootstrapping* sulla matrice dei residui campionari. L'utilizzo di questa tecnica è particolarmente appropriato in quanto non necessita di nessuna definizione per la distribuzione di probabilità dei residui.

In generale, per le analisi costo-rischio sui portafogli di emissione, l'orizzonte di previsione è di circa 5 anni. Gli scenari prodotti con la simulazione stocastica del modello sono coerenti con i dati storici in termini di proprietà statistiche delle curve dei rendimenti, in particolare in termini di varianza calcolata per le diverse scadenze e covarianza tra tassi nominali e *BEI* e tra tassi nominali e *swap*.

Per quanto riguarda la quota di titoli indicizzati all'inflazione europea e italiana (BTP€i e BTP Italia), gli scenari prodotti per la curva *BEI* consentono di ottenere proiezioni coerenti per gli indici dei prezzi *HICP* e FOI, tenendo conto delle relazioni osservate *in-sample* tra i dati *BEI* e gli indici dei prezzi stessi.

I parametri del modello vengono sottoposti a frequenti esercizi di calibrazione al fine di includere nel campione storico di stima le osservazioni più recenti, con particolare riferimento agli shock osservati negli ultimi anni sulle curve governativa italiana e swap europea.

[15] Refet S. Gürkaynak & Brian Sack & Jonathan H. Wright, 2008. "*The TIPS yield curve and inflation compensation*," Finance and Economics Discussion Series 2008-05, Board of Governors of the Federal Reserve System (U.S.)

[16] F.X. Diebold, C. Li / Journal of Econometrics 130 (2006) 337-364

Struttura Software

Il sistema SAPE è basato su una metodologia ampiamente sperimentata per lo sviluppo di applicazioni multi-componente. In particolare, SAPE è caratterizzato da:

- elevata modularità attraverso la definizione e la documentazione di interfacce chiare tra i diversi componenti da cui è costituita l'applicazione. Il sistema consente quindi all'utente di utilizzare i vari moduli indipendentemente (ad esempio solo per generare scenari di evoluzione dei tassi di interesse), oppure di combinarli per effettuare simulazioni complesse, in cui il portafoglio di emissione storico viene modificato per misurare l'effetto che avrebbero avuto eventuali composizioni diverse del portafoglio stesso;
- separazione netta delle funzioni di calcolo da quelle di interfaccia e gestione dei dati. In questo modo è possibile ricevere dati di input da diverse fonti ed in diverse modalità (lettura da file oppure tramite Web Services), oppure inserire nuove tipologie di titoli senza che l'interfaccia (e quindi l'esperienza) verso l'utente risulti modificata;
- moduli sviluppati secondo una logica orientata al "componente" in modo da facilitare il riutilizzo di singoli componenti sia in future versioni dei moduli attualmente definiti, sia in nuovi moduli che si rendessero necessari per estendere le funzionalità di SAPE;
- particolare attenzione alla stabilità (controllata ricorrendo a *stress test* nelle varie condizioni operative). Il codice viene testato anche in condizioni di utilizzo estremo (ad esempio, dati di input errati o mancanti) in modo da garantire che l'utente abbia sempre una risposta che fornisca il massimo dell'informazione possibile (anche in caso di errore), evitando il blocco dell'applicazione che implicherebbe come unica alternativa la ripartenza dell'intero sistema;
- utilizzo del linguaggio C (scelto principalmente per ragioni di efficienza computazionale) per il motore di calcolo ed il generatore di scenari, che sono interamente sviluppati *in house*. La disponibilità del codice sorgente rende possibile eseguire controlli accurati sull'affidabilità delle procedure di calcolo e garantisce la possibilità di intervenire prontamente per eventuali aggiornamenti.

L'organizzazione logica dei componenti del software SAPE è riportata di seguito:

SAPE – DIAGRAMMA DEI COMPONENTI


scelta delle politiche
dati in input
analisi
Politica di emissione
Definizione dei vincoli
Analisi costo-rischio
Generatore di scenari

Il ruolo delle operazioni in derivati per la gestione del *trade off* rischio di tasso/costo per il 2014

La politica di emissione obbligazionaria deve essere gestita con continuità, prevedibilità e trasparenza, tenendo conto delle preferenze e della capacità di assorbimento del pubblico degli investitori. La struttura del mercato dei capitali non permette infatti di accomodare qualunque esigenza dell'emittente: esistono limiti oggettivi alla domanda di titoli che possono non permettere di attuare modifiche di portafoglio nella misura e nei tempi desiderati. Inoltre, ogni politica di emissione obbligazionaria crea nel tempo un profilo di scadenze a medio-lungo termine che costituisce un vincolo oggettivo per la successiva attività di emissione.

Eventuali disallineamenti tra la struttura di portafoglio resa possibile dal mercato dei capitali e gli obiettivi gestionali possono essere colmati con l'uso dei derivati. Il documento redatto congiuntamente da esperti dell'OCSE, del FMI e della Banca Mondiale nel 2008 rileva la prassi adottata da molti gestori del debito sovrano, sottolineando che "l'attuazione della strategia del debito può includere l'uso di derivati per separare le decisioni di finanziamento da quelle di composizione ottimale del portafoglio, ridurre il costo di indebitamento e gestire i rischi di portafoglio (in particolare il rischio di *refixing* del tasso di interesse e il rischio di rifinanziamento)."[17]

Pertanto, anche l'utilizzo degli strumenti derivati[18], autorizzato dall'art. 3 del Decreto Cornice, ha concorso al raggiungimento degli obiettivi gestionali generali dettati dall'art. 2 del Decreto medesimo, ovvero il contenimento del costo complessivo dell'indebitamento e la protezione dai rischi di mercato e di rifinanziamento in una prospettiva di medio-lungo periodo, sulla base delle informazioni disponibili e delle condizioni di mercato.

Come negli anni precedenti, l'attività in derivati doveva complementare l'attività di emissione per il raggiungimento degli obiettivi di finanza pubblica nella gestione del debito, e più precisamente nel 2014 doveva contribuire all'obiettivo generale di almeno stabilizzare l'*average refixing period* e allungare la durata finanziaria (*duration*) del debito.

Questi obiettivi venivano stabiliti in un contesto di mercato particolarmente complesso, che registrava, assieme alle conseguenze della crisi dei debiti sovrani in Europa del 2011-2012, il delinearsi di nuovi e significativi vincoli imposti al sistema bancario dalla regolamentazione di vigilanza prudenziale. Tali vincoli stavano determinando la necessità, da parte delle banche controparti del Tesoro nei contratti derivati, di acquisire nuove coperture o di appostare capitale di vigilanza aggiuntivo, al fine di fronteggiare il rischio di credito connesso con i contratti stessi.

[17] *"The implementation of the debt strategy may include the use of derivatives to separate funding decision from the optimal portfolio composition decision, reduce the cost of borrowing, and manage risks in the portfolio (in particular interest rate refixing risk and refinancing risk)". - OECD (2008) "Use of Derivatives for Debt Management and Domestic Debt Market Development: Key Conclusions".*

[18] Ai sensi della Legge finanziaria per il 2005 (Legge 30 dicembre 2004, n.311), sono stati stipulati alcuni contratti derivati riferiti a mutui attivi nei confronti di enti pubblici, trasferiti al Tesoro dal bilancio della Cassa Depositi e Prestiti a seguito della trasformazione di quest'ultima in società per azioni (articolo 5 del Decreto-Legge n. 269 del 2003 -c.d. collegato alla Legge finanziaria per il 2004- convertito, con modificazioni, dalla Legge n. 326 del 2003). L'importo nozionale di tali contratti è di poco superiore al 2% dell'intero portafoglio di derivati del Tesoro, come si mostra in dettaglio nella Tabella VI.8 (Capitolo VI). Questi contratti non rientrano nella gestione del debito e pertanto non sono oggetto del presente Rapporto.

Il Tesoro, di conseguenza, si è trovato a dover contemperare il perseguimento dell'obiettivo di allungamento o stabilizzazione della *duration* e dell'*ARP* con il rispetto dell'oggettivo vincolo di mercato rappresentato dalla necessità di evitare che un'eccessiva esposizione compromettesse la piena capacità degli Specialisti in titoli di Stato di svolgere la propria attività in asta e sul mercato secondario[19]. L'attenzione a questo tipo di vincolo persisteva anche per il 2014, e il Tesoro avrebbe dovuto evitare che la capacità degli Specialisti di coprire le aste del debito in ogni condizione di mercato venisse compromessa; la progressiva evoluzione del contesto regolamentare di vigilanza prudenziale, infatti, ha portato a significative restrizioni dell'attività delle banche a fronte di esposizioni non collateralizzate, sottraendo spazio alla effettiva capacità degli intermediari di sottoscrivere, agevolmente e con regolarità, le emissioni di titoli e di quotare questi ultimi sul mercato secondario.

Di seguito si riepilogano le caratteristiche funzionali delle tre tipologie di operazioni utilizzate ai fini della gestione del portafoglio di debito del Tesoro.

- Gli *swap* di valuta (*cross currency swap - CCS*) servono a trasformare sinteticamente le passività generate dalle emissioni obbligazionarie denominate in valuta estera in passività denominate in euro (lasciando inalterato il titolo in valuta acquistato dall'investitore), in modo tale che il rischio di cambio risulti eliminato per il Tesoro e che divenga possibile un raffronto diretto del costo dei finanziamenti ottenuti sui mercati internazionali con il costo del debito domestico. Come esposto nel Capitolo II.1, il programma di emissione internazionale permette di diversificare la base degli investitori istituzionali nel debito pubblico italiano e di ottenere condizioni di costo competitive rispetto a quelle del debito domestico.

- Gli *swap* di tasso d'interesse (*interest rate swap - IRS*) comportano uno scambio di flussi e, nel caso dello Stato, di norma il pagamento di un tasso fisso contro l'incasso di un tasso variabile, usualmente su scadenze lunghe. Questo scambio produce un allungamento della durata finanziaria del debito e la logica sottostante è di evidente tipo cautelare contro il rialzo dei tassi, in un'ottica complessiva di gestione di portafoglio. Tale scelta è stata nel corso del tempo giustificata dalle esigenze di gestione del *trade off* costo/rischio di portafoglio e la sua *ratio* è facilmente intuibile, poiché in passato, in caso di crisi, si è sempre verificato un rialzo generalizzato dei tassi, che ha aumentato l'incertezza e la volatilità del mercato, reso più costose le emissioni e più difficile il collocamento dei titoli a medio-lungo termine. Ne è conseguito che il Tesoro sia stato talora forzato ad aumentare il ricorso ai titoli a breve termine

[19] L'Art. 4 del Decreto Cornice 2014 disponeva anche che i rischi connessi a eventuali inadempimenti delle controparti di operazioni in strumenti derivati fossero mitigati perfezionando le operazioni solo con istituzioni finanziarie di elevata affidabilità - tenendo conto anche della valutazione espressa dalle principali agenzie di rating - e ponendo in essere con le controparti accordi finalizzati alla reciproca prestazione di garanzie (*collateral*). Tuttavia il disegno di legge su cui si basava quest'ultima disposizione (relativa al *collateral*) ha ricevuto definitiva attuazione legislativa solo con la Legge di Stabilità per il 2015.

(in particolare BOT), i quali così hanno presentato anch'essi tassi più elevati. Fissando un tasso debitorio a lungo termine e ricevendo in cambio il variabile, gli *IRS* contribuiscono quindi a mitigare il rischio di tasso.

- Infine, le *receiver swaption*[20] svolgono un'analoga funzione (allungamento della durata finanziaria e mitigazione del rischio di tasso d'interesse), in questo caso eventuale ed abbinata ai benefici di cassa derivanti dalla vendita di una facoltà. Le opzioni vendute dal Tesoro conferiscono alla controparte contrattuale la facoltà di entrare, a una data futura, in un *interest rate swap* a condizioni prestabilite, dietro pagamento, al momento del perfezionamento del contratto, di una somma (premio) in favore del Tesoro. Gli *IRS* generati dall'esercizio delle *receiver swaption* vendute, al pari di quelli che non siano stati oggetto di vendita opzionale, sono generalmente *swap* a medio/lungo termine in cui il Tesoro, in caso di esercizio dell'opzione da parte della controparte, da una certa data paga un tasso fisso e riceve un tasso variabile. Lo *swap* oggetto di vendita opzionale si concretizza se le condizioni di mercato alla data di esercizio dell'opzione siano divenute favorevoli alla controparte del Tesoro (i tassi d'interesse siano scesi rispetto a quanto atteso dal mercato nel momento del perfezionamento del contratto); l'*IRS* eventualmente generato dall'esercizio dell'opzione svolge in ogni caso una funzione assicurativa per il Tesoro nel medio-lungo termine.

Il monitoraggio del rischio di credito connesso all'attività in strumenti derivati

Le controparti in strumenti derivati del Tesoro sono normalmente selezionate tra gli Specialisti in titoli di Stato, il cui ruolo è descritto nel Capitolo II. Le operazioni devono essere documentate attraverso un contratto quadro *ISDA* (*International Swap Dealers Association - Master Agreement*), che ne definisce puntualmente la disciplina giuridica. Inoltre, una specifica tutela acquisita dal Tesoro nell'ISDA sottoscritto con le proprie controparti contrattuali, nell'eventualità di contenziosi, è rappresentata dal recepimento del diritto italiano e del foro di Roma quali legge e giurisdizione applicabili.

L'operatività in derivati è svolta esclusivamente con controparti ammesse sulla base di requisiti di elevata affidabilità, con particolare riferimento alla valutazione espressa dalle principali agenzie di rating. Il rischio di credito generato dai contratti è inoltre costantemente monitorato e mantenuto all'interno di un limite massimo all'esposizione creditizia ammissibile nei confronti di ogni singola controparte. L'assorbimento di tale limite si basa sul calcolo del valore di mercato di ogni contratto - se positivo per il Tesoro - che rappresenta il costo che il Tesoro dovrebbe sostenere per permettere ad un nuovo soggetto di subentrare negli obblighi contrattuali dell'originaria controparte negoziale, qualora questa risulti insolvente.

[20] Si definisce *receiver swaption* un'opzione venduta/acquistata a/da una controparte che dia diritto all' acquirente di entrare, in una data futura, in uno *swap* in cui, su un determinato importo nozionale, l'acquirente pagherà un tasso variabile e riceverà un tasso fisso.

Al valore di mercato calcolato a questi fini viene aggiunto un importo cautelativo, rapportato al valore nozionale, alla tipologia e alla scadenza del contratto.

Modalità di attuazione dell'obiettivo 1

Le scelte di emissione dei titoli domestici ed esteri

In considerazione degli obiettivi in termini di vita media, *duration* e *ARP* sopra menzionati e in virtù dei risultati provenienti dall'analisi del *trade off* costo/rischio (che ha individuato quattro categorie di portafogli efficienti tra le sette analizzate), la politica di emissione per il 2014 doveva mirare a conseguire quanto più possibile la struttura della categoria di portafogli n. 2 menzionata in precedenza. Questo implicava che il 2014 doveva porsi in continuità con la politica di emissione del 2013, salvo il ridimensionamento delle emissioni di BTP Italia, l'introduzione regolare del BTP a 7 anni nominale per alleggerire i comparti nel segmento a 3 e 5 anni e la riduzione dei BOT, compensata tendenzialmente da maggiori emissioni sui BTP nominali a 10, 15 e 30 anni.

Nel dettaglio l'obiettivo per le emissioni del 2014, in coerenza anche con quanto annunciato nelle *Linee Guida della Gestione del Debito Pubblico 2014*, è stato quindi il seguente:

- ridurre le emissioni BOT rispetto al 2013 (anche mediante l'abbassamento del quantitativo offerto per questa categoria di titoli nelle riaperture riservate agli Specialisti), garantendo regolarità alle scadenze a 6 e 12 mesi e mantenendo invece la massima flessibilità per i BOT trimestrali o flessibili, emessi solo in caso di specifiche esigenze di cassa;
- mantenere sostanzialmente stabile il flusso di emissioni di CTZ e quindi, viste le ampie scadenze in corso d'anno, pervenire ad una riduzione dello stock a fine anno sia in valore assoluto che in rapporto alla totalità dei titoli in circolazione;
- ridurre parzialmente le emissioni sul comparto BTP a 3 e 5 anni per fare spazio al 7 anni, che dal 2014 sarebbe stato emesso regolarmente su base mensile; il punto della curva dei titoli di Stato a 7 anni avrebbe anche assorbito, in parte, le minori emissioni di BTP Italia;
- incrementare, compatibilmente con le condizioni della domanda, i volumi emessi sui BTP nominali a 10,15 e 30 anni anche mediante l'emissione di nuovi *benchmark*;
- mantenere continuità sulle emissioni di CCTeu e dei BTP€i, con conseguente riduzione dello stock in circolazione dei primi e un lieve incremento dei secondi, vista la scadenza di un titolo originariamente emesso con durata decennale;
- ridurre significativamente il circolante di ogni BTP Italia emesso, assicurando almeno due emissioni annue, ma modificando le procedure di collocamento al fine di poter razionare quanto offerto agli investitori istituzionali;
- considerata la buona performance in termini di *trade off* costo/rischio dei portafogli che vedono un ribilanciamento tra i titoli reali in favore di quelli indicizzati all'inflazione italiana (vedi categoria 4), valutare l'opportunità di introdurre nuovi strumenti nel comparto;

- tornare ad emettere sul mercato del dollaro, in presenza di una domanda potenzialmente elevata, con ampliamento della base degli investitori e copertura del rischio di cambio via *cross currency swap*, condizionatamente alla disponibilità di un sistema bilaterale di garanzie (*Credit Support Annex - CSA*) per il contenimento dei costi;
- soddisfare la domanda di primari investitori istituzionali attraverso emissioni di titoli del programma MTN, in risposta a richieste specifiche e con un costo di finanziamento inferiore rispetto a quello degli analoghi strumenti domestici, evitando altresì ripercussioni negative sulle normali emissioni in formato pubblico.

Le altre operazioni di gestione del debito

Ai fini del conseguimento degli obiettivi sopra richiamati, potevano essere anche utilizzate, come per gli anni precedenti, operazioni straordinarie di concambio e riacquisto di titoli di Stato e operazioni in derivati.

I concambi e i riacquisti sono strumenti di gestione del debito pubblico volti a contenere il rischio di rifinanziamento, rimodulando il profilo delle scadenze e favorendo al contempo la liquidità e l'efficienza del mercato secondario dei titoli di Stato. A differenza dell'ordinaria attività di emissione, l'esecuzione di tali operazioni non segue un calendario prestabilito, ma dipende dalle specifiche esigenze del Tesoro e dalle condizioni di mercato. La partecipazione alle operazioni straordinarie è di norma riservata agli Specialisti in titoli di Stato.

In particolare, le operazioni di riacquisto sono interventi attraverso cui il Tesoro rimborsa anticipatamente titoli di Stato in circolazione. Le risorse finanziarie utilizzate a tal fine possono essere prelevate dalle giacenze del Conto disponibilità o ricorrendo al Fondo per l'ammortamento dei titoli di Stato, ove questo sia stato alimentato. Su tale Fondo sono depositate le risorse destinate alla riduzione del debito, che avviene proprio attraverso il riacquisto di titoli di Stato sul mercato o tramite il loro rimborso a scadenza (rimborso che consente di ridurre le emissioni per il relativo rinnovo). L'esecuzione dei riacquisti può avvenire tramite asta in Banca d'Italia o attraverso operazioni bilaterali.

Le operazioni di concambio consistono, invece, nell'emissione di un titolo a fronte del contestuale riacquisto di uno o più titoli in circolazione. Si tratta quindi di uno scambio tra titoli di Stato di diversa scadenza, che può favorire il contenimento del rischio di rifinanziamento. Per tali operazioni, il Tesoro si può avvalere del sistema d'asta della Banca d'Italia o del sistema telematico di negoziazione.

Nelle Linee Guida per il 2014 si evidenziava come, alla luce della concentrazione di scadenze previste negli anni 2015 e 2017, il Tesoro prevedeva di svolgere operazioni straordinarie con maggiore frequenza rispetto agli anni precedenti.

Si precisava, inoltre, che il ricorso a tali operazioni è sempre condizionato dalle condizioni prevalenti sul mercato secondario e, per i riacquisti, anche dal livello delle giacenze del Conto disponibilità e del Fondo per l'ammortamento dei titoli di Stato. Di tali aspetti si tiene conto anche nello scegliere le modalità di esecuzione delle operazioni, tra quelle sopra descritte (asta, sistema telematico di negoziazione e operazioni bilaterali).

Infine, l'attività in derivati, considerati i vincoli di mercato citati in precedenza per quanto riguarda l'apertura di nuove posizioni, sarebbe stata circoscritta alla copertura tramite *cross currency swap* delle eventuali nuove emissioni in valuta, a condizione che fosse stato possibile porre in essere uno schema di garanzia bilaterale per l'esposizione al rischio di credito relativo ai contratti (*Credit Support Annex - CSA*). Infatti, in assenza di *CSA*, la situazione di mercato caratterizzata da un'elevata percezione del rischio di credito e da costi indotti dalla regolamentazione avrebbe reso sia difficile trovare controparti negoziali, sia costose e inefficienti eventuali nuove emissioni in valuta coperte in euro.

Rimaneva altresì la necessità di monitorare il portafoglio derivati in essere e di intervenire sulla struttura di alcune posizioni, ove fosse stato possibile contribuire al raggiungimento dell'obiettivo 1, avendo al contempo riguardo ai vincoli di bilancio per gli Specialisti generati dalla congiuntura e dall'evoluzione del contesto regolamentare.

III.4 L'OBIETTIVO 2: MONITORAGGIO E GESTIONE DEL CONTO DISPONIBILITÀ MIRATI ALLA STABILIZZAZIONE DEL SALDO

Il Conto disponibilità per il servizio di Tesoreria

A partire dal 2007, il Ministero dell'Economia e delle Finanze ha avviato una riforma della gestione della propria liquidità, per poter migliorare la capacità previsionale dei flussi di Tesoreria e delle relative giacenze. Tale progetto - denominato OPTES - è stato adottato anche per soddisfare le esigenze della Banca Centrale Europea (BCE), che chiedeva di agevolare la politica monetaria, proprio attraverso un'efficiente previsione delle giacenze liquide detenute dalle Pubbliche Amministrazioni presso la Banca d'Italia[21].

La liquidità in questione è custodita prevalentemente sul Conto disponibilità, il conto detenuto dal Tesoro presso la Banca d'Italia in cui sono registrati gli incassi e i pagamenti svolti nell'ambito del servizio di tesoreria dello Stato. Il saldo di questo conto è, in sostanza, la sommatoria di tutti conti aperti presso la Tesoreria dello Stato, con la sola significativa eccezione del conto intestato al Fondo per l'ammortamento dei titoli di Stato.

Il Conto disponibilità è disciplinato dall'articolo 5, comma 5, del D.P.R. 30 dicembre 2003, n. 398 (Testo unico delle disposizioni legislative e regolamentari in materia di debito pubblico - TUDP). In linea con la normativa comunitaria, che vieta alle banche centrali degli Stati membri di concedere qualsiasi forma di finanziamento ai governi, il Conto non può presentare saldi a debito.

Il saldo del Conto disponibilità si distingue per una forte volatilità, dovuta sia alla molteplicità di soggetti che movimentano fondi presso la Tesoreria dello Stato, sia alla rilevanza di alcuni flussi, che si ripetono ciclicamente, di norma con cadenza mensile. In particolare, sul lato degli incassi, si ha un forte impatto dalle entrate fiscali, concentrate in pochi giorni nella seconda metà del mese, mentre tra i

[21] La BCE ha ripetutamente evidenziato come i depositi detenuti dai governi presso le banche centrali dell'Eurosistema costituiscano uno dei cosiddetti "fattori autonomi", che influenzano le condizioni di liquidità del sistema bancario europeo pur non essendo sotto il controllo diretto della stessa BCE.

pagamenti si distingue l'erogazione delle pensioni, che avviene in prevalenza il primo giorno del mese. Anche le scadenze dei titoli di Stato possono determinare ampie fluttuazioni del Conto stesso.

Le difficoltà riscontrate nel cercare di prevedere i movimenti di Tesoreria e contenerne l'effetto, per limitare la volatilità del Conto, hanno quindi spinto ad adottare negli anni recenti uno specifico obiettivo strategico di "monitoraggio e gestione del Conto disponibilità mirati alla stabilizzazione del saldo". Di conseguenza, sono stati introdotti interventi normativi e si sono avviate attività per consentire il raggiungimento dell'obiettivo.

L'operatività OPTES si è infatti ulteriormente sviluppata con la "Legge di contabilità e finanza pubblica" (Legge n. 196 del 31 dicembre 2009), che all'articolo 47 ha disposto l'applicazione di una soglia massima di giacenza remunerata sul Conto disponibilità, che incentiva il Tesoro a movimentare la propria liquidità impiegandola sul mercato monetario. Ai sensi della citata norma, infatti, il Ministero e la Banca d'Italia hanno sottoscritto un'apposita convenzione (di seguito "Convenzione OPTES"), con cui ci si impegna a conseguire un saldo obiettivo giornaliero del Conto disponibilità ad un livello concordato, prossimo a zero. Nella Convenzione OPTES si prevede inoltre l'attività di monitoraggio del Conto, nonché lo svolgimento di operazioni sul mercato monetario e la facoltà del Tesoro di investire la liquidità anche in depositi vincolati presso la Banca d'Italia con scadenza e importo predeterminati, così da facilitare la prevedibilità dei saldi come richiesto dalle autorità di politica monetaria.

Modalità di attuazione dell'obiettivo 2

Come si è detto in precedenza, l'attuazione dell'obiettivo strategico di monitoraggio e gestione del Conto disponibilità avviene attraverso due obiettivi operativi assegnati alla Direzione del Debito Pubblico, che - così come definiti nella Direttiva generale per l'azione amministrativa e la gestione del Ministero dell'Economia e delle Finanze - riguardano:

1. la gestione della liquidità del Tesoro volta a stabilizzare il saldo del Conto disponibilità, per mezzo di un attento monitoraggio del conto e l'utilizzo di strumenti di *cash management*;
2. il monitoraggio del rischio di credito connesso alla gestione della liquidità volta a stabilizzare il saldo del Conto disponibilità.

La gestione della liquidità

La gestione della liquidità - o *cash management* - consiste in una operatività quotidiana volta ad assicurare un adeguato livello di disponibilità liquide, in relazione ai molteplici movimenti della Tesoreria dello Stato. Questa attività è strettamente legata alla gestione del debito pubblico e costituisce lo strumento di raccordo tra le emissioni di titoli a medio-lungo termine e le fluttuazioni giornaliere del Conto disponibilità. In dettaglio, il *cash management* avviene nell'ambito della cosiddetta operatività OPTES, che - ai sensi della Direttiva sopra citata - consiste nel monitoraggio dei saldi e flussi di tesoreria e nello svolgimento di operazioni di mercato monetario.

Il monitoraggio si basa su un continuo scambio di informazioni tra MEF e Banca d'Italia, con dati preventivi e consuntivi relativi a tutti gli incassi e pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e con la conseguente stima del saldo del Conto disponibilità[22]. Gli scambi informativi prevedono aggiornamenti ripetuti nel corso di ciascun giorno lavorativo, con la finalità di stimare il saldo del Conto di fine giornata; le previsioni sulla liquidità del MEF e della Banca d'Italia includono, inoltre, scenari di più lungo periodo e di durata coerente con le esigenze di politica monetaria, condivisi con cadenza settimanale.

L'utilizzo di strumenti di *cash management* consiste invece in operazioni in cui il Tesoro di norma opera impiegando la propria liquidità, tramite aste quotidiane ed eventuali operazioni bilaterali svolte sul mercato monetario e depositi vincolati accesi presso la Banca d'Italia. Le disponibilità attive del Tesoro si compongono, quindi, oltre che della liquidità giacente sul Conto disponibilità, della consistenza dei menzionati depositi vincolati e degli impieghi effettuati verso gli intermediari finanziari con le quotidiane operazioni di tesoreria OPTES.

In dettaglio, l'attuale operatività OPTES prevede lo svolgimento di aste, finalizzate all'impiego o alla raccolta della liquidità sul mercato monetario con una durata di norma pari ad un giorno lavorativo (*overnight*), associate ad operazioni bilaterali per la gestione della liquidità a breve e brevissimo termine.

Entrambe le operazioni hanno lo scopo di gestire la parte più volatile e imprevedibile della liquidità e sono ammesse a parteciparvi le sole istituzioni selezionate dal Tesoro ed inserite nell'apposito elenco delle controparti OPTES, entro i limiti di credito loro attribuiti.

I depositi vincolati accesi presso la Banca d'Italia sono invece destinati all'impiego della base più stabile della giacenza. Tali depositi, infatti, ai sensi della Convenzione OPTES e degli orientamenti di politica monetaria, sono soggetti a particolari vincoli, che determinano una minore flessibilità rispetto agli usuali strumenti del mercato monetario e ne rendono preferibile l'utilizzo per investimenti della liquidità su scadenze più lunghe.

Vincoli e criticità per il raggiungimento dell'obiettivo

Come si è detto, l'esigenza di stabilizzare il saldo del Conto disponibilità nasce dalle criticità dovute alla numerosità e alla rilevanza dei movimenti di Tesoreria dello Stato. Tali flussi seguono l'andamento del fabbisogno e dipendono dalla ricorrenza di incassi e pagamenti, che determinano oscillazioni cicliche rilevanti sulla liquidità del Tesoro, sia nel corso di ciascun anno, sia all'interno dei singoli mesi.

L'impatto dei flussi di tesoreria è tanto significativo da comportare, talvolta, variazioni del saldo di liquidità di diversi miliardi di euro nel giro di pochi giorni. A titolo di esempio, il grafico seguente mostra l'andamento medio mensile delle giacenze liquide osservato nel 2013: ponendo per semplicità a zero il saldo minimo mensile, che si è mediamente verificato nel 16°-17° giorno del mese, si possono notare gli scarti dei saldi di liquidità degli altri giorni.

[22] Gli scambi previsionali svolti nell'ambito dell'operatività OPTES sono curati dal Dipartimento della Ragioneria Generale dello Stato, oltre che dal Dipartimento del Tesoro e dai competenti servizi della Banca d'Italia.

GRAFICO III.3: VARIAZIONI MEDIE INFRA-MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE – ANNO 2013 (importi in milioni di euro)


25.000
20.000
15.000
10.000
5.000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Giorno del mese

Appare evidente, quindi, il salto di oltre 20 miliardi che in media si è verificato tra il 17 e il 23 del mese, così come la discesa di circa 10 miliardi del primo giorno del mese. Come detto in precedenza, queste variazioni del saldo sono in prevalenza attribuibili, rispettivamente, agli incassi relativi alle entrate fiscali e al pagamento dei trattamenti previdenziali.

Le disponibilità liquide del Tesoro dipendono anche dall'andamento delle emissioni e scadenze dei titoli di Stato. Infatti, sempre con riferimento al precedente grafico, i cali osservati a metà ed inizio mese sono influenzati dal rimborso di titoli a medio lungo termine; tali scadenze avvengono solo in alcuni mesi, ma quando si verificano comportano il pagamento di diversi miliardi in un singolo giorno.

I volumi del debito pubblico italiano e i descritti flussi di tesoreria sono quindi tali da richiedere il mantenimento di un rilevante cuscinetto di liquidità, volto a contrastare le oscillazioni delle giacenze e fronteggiare in modo prudente i movimenti non previsti.

Il perseguimento dell'obiettivo di stabilizzazione del saldo del Conto disponibilità è, pertanto, non facile da conseguire, soprattutto se esso è visto in congiunzione con l'altro obiettivo attribuito alla Direzione del Debito Pubblico, che pone particolare attenzione al profilo di costo e rischio del debito pubblico.

Il conseguimento di un saldo stabile è infatti possibile solo contrastandone le oscillazioni con operazioni quotidiane di impiego o raccolta della liquidità sul mercato monetario, che il Tesoro svolge nell'ambito della citata attività di *cash management*. Tenendo conto dell'ingente liquidità, detenuta per i motivi prudenziali sopra descritti, e dell'esigenza di conseguire anche un saldo del Conto disponibilità prossimo a zero - al fine di agevolare la politica monetaria - ciò comporta di fatto l'impiego di un'ingente quota delle giacenze presso operatori finanziari, che tuttavia non è esente da rischi.

Il monitoraggio del rischio di credito connesso alla gestione della liquidità

Il secondo obiettivo operativo legato alla stabilizzazione del saldo del Conto disponibilità, come detto, riguarda il monitoraggio del rischio di credito connesso alla gestione della liquidità.

In merito, il già citato Decreto Ministeriale del 25 ottobre 2011 stabilisce che sono ammessi a partecipare alle operazioni OPTES gli Specialisti in titoli di Stato e le controparti appartenenti al medesimo gruppo societario di uno Specialista.

Possono inoltre essere ammesse altre controparti selezionate dal Tesoro sulla base di criteri di struttura e di affidabilità, tra cui il merito di credito e la patrimonializzazione ed eventuali altri criteri utili a garantire l'efficienza delle operazioni. Per quest'ultima categoria di controparti, il successivo Decreto del Direttore Generale del Tesoro del 28 novembre 2011 ha precisato che, ai fini dell'ammissione alle operazioni, il Tesoro prende tra l'altro in considerazione il merito di credito attribuito dalle principali agenzie di rating (tra quelle che effettuano una valutazione del merito di credito ai sensi del Regolamento (CE) n. 1060/2009 del 16 settembre 2009 e successive modifiche) e i principali indicatori di solvibilità, quali il patrimonio riconosciuto ai fini di vigilanza e il coefficiente di solvibilità riferiti al gruppo bancario di appartenenza.

Inoltre, le operazioni di liquidità svolte con negoziazione bilaterale possono essere concluse anche con le istituzioni o gli enti pubblici che gestiscono la liquidità degli Stati membri dell'Unione Europea, nonché con le entità costituite nell'ambito degli interventi finalizzati alla salvaguardia della stabilità dell'Area dell'Euro a cui abbia aderito la Repubblica Italiana.

L'attività di gestione del rischio nell'operatività OPTES consiste quindi nella verifica dei criteri di ammissibilità e nell'attribuzione a ciascuna controparte di limiti di credito, applicati alle operazioni di impiego della liquidità del Tesoro. Tali limiti sono determinati sulla base di alcuni dei citati parametri di rischio (merito di credito, patrimonio e solvibilità), differenziati tra le categorie di operatori sopra descritte, e sono regolarmente monitorati e aggiornati in relazione all'andamento dei parametri nel corso del tempo.

IV. L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO NEL CONTESTO DEI MERCATI INTERNAZIONALI

IV.1 LE POLITICHE MONETARIE NEI PAESI INDUSTRIALIZZATI

Nel 2014 le scelte di politica monetaria, convenzionali e non, delle Banche Centrali delle principali economie avanzate hanno rappresentato uno degli snodi più importanti nelle dinamiche macroeconomiche a livello globale e condizionato gli andamenti sui mercati obbligazionari mondiali. Nei Paesi maggiormente industrializzati, infatti, è stato confermato, e in alcuni casi è decisamente aumentato, l'impegno a garantire ampia liquidità sui mercati, a sostegno di un contesto macroeconomico fragile, sia per la perdita di slancio della crescita mondiale e l'acuirsi di alcune tensioni geopolitiche, sia a fronte degli accresciuti rischi per la ripresa economica e del peggioramento delle aspettative di inflazione a livello di singole economie. Tuttavia, guardando alle varie aree, appare evidente come le rispettive banche centrali si siano confrontate nel 2014 con fasi del ciclo economico significativamente differenziate.

Gli USA

A fronte del generale miglioramento delle prospettive di crescita negli Stati Uniti, la Federal Reserve (FED) ha in più riprese discusso e poi annunciato la riduzione del ritmo mensile degli acquisti di attività finanziarie, in primis di titoli di Stato (il cosiddetto *Quantitative Easing* sviluppatosi lungo tre diverse fasi, la prima delle quali avviata nel 2009). Per effetto di tale riduzione (il cosiddetto *tapering*), a settembre 2014 questo programma di acquisti scendeva a 15 miliardi di dollari mensili, mentre ne veniva annunciata la definitiva conclusione nella riunione del 29 ottobre. A conferma però dell'importanza di mantenere condizioni di elevata liquidità nel sistema economico, l'intervallo obiettivo per il tasso sui *Federal Fund* - ossia il tasso di riferimento della politica monetaria della *Fed* - è rimasto compreso tra 0 e 0,25%.

Nonostante il *tapering* e il successivo annuncio della vera e propria chiusura del programma di acquisti in ottobre, il mercato dei titoli governativi statunitensi (*US Treasury securities)* ha visto un abbassamento dei tassi di interesse sulle scadenze più lunghe, sia per le aspettative di inflazione, che si sono mantenute su livelli inferiori ai *target* di medio-lungo periodo della Fed, sia per l'accresciuta domanda di investitori, non solo domestici, alla ricerca di rendimento in un contesto globale di tassi di interesse storicamente molto bassi. Sulle scadenze brevi, invece, si è assistito ad un marcato rialzo dei rendimenti nella seconda metà dell'anno, per effetto delle aspettative di un rialzo dei tassi da parte della FED.

L'altro aspetto che ha caratterizzato il 2014 è stata l'inedita volatilità del mercato dei *Treasuries*, che ha avuto un suo momento di culmine il 15 ottobre,

quando in pochi minuti i tassi su tali titoli sono scesi di oltre 25 punti base per poi riportarsi sui livelli precedenti alcune ore dopo, a cui ha fatto seguito la giornata del 16 ottobre, caratterizzata sempre da ampie escursioni dei tassi, sebbene meno ampie. Questi eventi, per quanto circoscritti, hanno rappresentato dei precedenti importanti nella riflessione sulla liquidità dei mercati obbligazionari internazionali nel nuovo contesto di supervisione e regolamentazione dei sistemi finanziari gradualmente consolidatosi a seguito della crisi iniziata proprio negli USA nel 2007.

Il Giappone

Nel 2014, anche la Banca del Giappone (BOJ) ha continuato nella sua attività di *Quantitative Easing*, inaugurata ad aprile 2013, annunciando un'ulteriore espansione del suo programma, con l'obiettivo di pervenire ad un incremento annuo della base monetaria pari a circa 80 mila miliardi di yen. A tal fine è stato quindi ampliato il programma di acquisto di titoli di Stato, aumentando anche la durata media dei titoli oggetto di acquisto.

Congiuntamente ad una serie di fattori - quali la fase decisamente negativa del ciclo economico accentuata dal rialzo della tassazione sui consumi (poi rinviata al 2016), la riduzione generalizzata dei tassi di interesse globali e la persistenza delle aspettative di inflazione ancorate ad un livello ancora molto lontano dall'obiettivo della BOJ del 2% - la politica adottata dalla banca centrale nipponica ha inciso sulla conformazione della curva dei rendimenti governativi, innescando un processo di riduzione particolarmente accentuato sulle scadenze lunghe.

L'Area Euro

Il 2014 è stato caratterizzato da un contesto macroeconomico europeo ancora inferiore alle attese, con un rallentamento della crescita e soprattutto un calo delle aspettative di inflazione. Il cauto ottimismo, che sembrava prevalere sui mercati nei primi mesi dell'anno, aveva già lasciato il passo a maggio, quando gli insoddisfacenti dati di crescita del primo trimestre e l'andamento dell'inflazione europea hanno alimentato le attese di un imminente intervento della Banca Centrale Europea (BCE) per contrastare il sensibile calo dell'inflazione e delle relative aspettative. In effetti, il Consiglio direttivo della Banca Centrale Europea BCE è intervenuto in due occasioni nel 2014, utilizzando gli strumenti convenzionali di politica monetaria e modificando al ribasso in entrambi i casi i tassi di riferimento dell'area dell'Euro.

Il 5 giugno è stata annunciata la riduzione di 10 punti base (p.b.) del tasso di interesse sulle operazioni di rifinanziamento principale (*main refinancing operations - MRO*), portato a 0,15%; al contempo è stata disposta la revisione dei due tassi che costituiscono il corridoio di politica monetaria, portando a 0,40% il tasso sulle operazioni di rifinanziamento marginale (*marginal lending facility - MLF*) e, soprattutto, abbassando quello sui depositi (*deposit facility - DF*), che per la prima volta ha assunto un valore negativo a -0,10%. L'andamento dei tassi di politica monetaria della BCE è sintetizzato nel Grafico IV.1, che evidenzia come - nonostante le diverse decisioni di riduzione degli ultimi anni - la DF fosse rimasta costantemente a zero da metà 2012, fino al citato intervento di giugno 2014.

GRAFICO IV.1: CORRIDOIO DEI TASSI DI POLITICA MONETARIA DELLA BCE 2012-2014 (tassi percentuali)


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La fissazione del tasso DF in territorio negativo è stata accompagnata da nuove disposizioni della BCE, che hanno determinato l'applicazione del medesimo rendimento penalizzante ad alcune disponibilità liquide detenute dalle istituzioni finanziarie e dai governi degli Stati membri dell'Eurosistema. Infatti, il 5 giugno la Banca Centrale Europea ha adottato anche decisioni ed indirizzi[1] che dispongono che le giacenze eccedenti le riserve obbligatorie minime delle istituzioni finanziarie siano remunerate ad un tasso nullo o al tasso sui depositi qualora esso sia negativo. Analogamente, tali disposizioni hanno imposto l'applicazione di un tasso nullo o non superiore alla *deposit facility* - se negativa - alle giacenze detenute dai governi presso le Banche Centrali Nazionali (BCN), che eccedano una soglia predefinita, prossima allo zero[2].

La determinazione di un tasso di riferimento della politica monetaria per la prima volta in territorio negativo ha comportato quindi conseguenze assai rilevanti per la liquidità dell'area euro, cui si fa cenno con maggior dettaglio nel paragrafo successivo; l'impatto sull'attività di gestione della liquidità del Tesoro sarà invece descritto nel Capitolo VI.

Contestualmente a tali decisioni, la BCE ha annunciato l'adozione di misure non convenzionali, consistenti in operazioni di rifinanziamento a più lungo termine, cosiddette TLTRO (*Targeted Longer-Term Refinancing Operations*). Tale intervento, finalizzato all'erogazione di credito al settore privato non finanziario, ha previsto lo svolgimento di aste con cadenza trimestrale per due anni, a partire da settembre 2014. La liquidità concessa tramite le operazioni TLTRO può essere restituita dagli operatori dopo 24 mesi e comunque non oltre settembre 2018; ciascuna controparte

[1] Decisione BCE/2014/23 del 5 giugno 2014 "sulla remunerazione di depositi, saldi e riserve in eccesso" e Indirizzo BCE/2014/22 del 5 giugno 2014 "che modifica l'Indirizzo BCE/2014/9 sulla gestione di attività e passività nazionali da parte delle banche centrali nazionali".

[2] Tale soglia è pari al valore maggiore tra 200 milioni di euro e lo 0,04% del prodotto interno lordo dello Stato membro nel quale la BCN ha sede.

ha accesso ad un finanziamento proporzionato all'ammontare dei prestiti già erogati al settore privato non finanziario dell'area dell'euro (con esclusione dei mutui immobiliari per le famiglie).

Questa misura è volta a migliorare il meccanismo di trasmissione della politica monetaria - ancora caratterizzato da un'elevata segmentazione tra i diversi Paesi europei, per la disparità di tassi applicati dagli istituti finanziari alla clientela nelle operazioni di prestito - agevolando le condizioni di erogazione del credito all'economia reale e facilitando al contempo la ripresa economica ed il conseguimento di livelli di inflazione in linea con gli obiettivi della Banca Centrale Europea.

Nella riunione del 4 settembre, il Consiglio BCE ha poi deciso un ulteriore taglio di 10 p.b. di tutti i tassi di interesse di riferimento, portando il tasso MRO in prossimità dello zero, a 0,05%, e la *deposit facility* a livelli ancor più negativi, a -0,20%.

Nella stessa data è stato annunciato l'avvio, da ottobre, di due programmi di acquisto di attività finanziarie: uno relativo ad attivi cartolarizzati di tipo ABS (*asset-backed securities*), in base al quale l'Eurosistema ha la possibilità di acquistare titoli emessi per la cartolarizzazione di crediti verso il settore privato non finanziario dell'area dell'euro, e l'altro relativo a obbligazioni garantite ed emesse da istituzioni finanziarie monetarie domiciliate nell'area dell'euro.

Infine, il Consiglio direttivo della BCE ha ripetutamente affermato il proprio impegno a ricorrere ad ulteriori strumenti non convenzionali, qualora si fosse reso ancora necessario far fronte ai rischi connessi con un periodo di bassa inflazione eccessivamente prolungato.

Tali dichiarazioni sono state particolarmente enfatizzate il 4 dicembre, quando si è annunciato che le operazioni di rifinanziamento a più lungo termine, assieme ai programmi di acquisto di attività cartolarizzate e obbligazioni garantite, sarebbero stati utilizzati durante l'anno successivo per incrementare l'attivo del bilancio BCE e riportarlo alla dimensione di inizio 2012. Durante la stessa conferenza stampa, è stata inoltre comunicata l'intenzione di accelerare la preparazione tecnica di ulteriori misure, che sarebbero state adottate tempestivamente, se necessario. Queste affermazioni hanno lasciato intendere che potesse essere imminente l'avvio di un ampio programma di *quantitative easing*, che includesse acquisti diretti di titoli governativi emessi dagli Stati membri dell'area euro.

IV.2 IL MERCATO MONETARIO DELL'AREA EURO

Come si è detto nel paragrafo precedente, la politica monetaria condotta dalla Banca Centrale Europea ha decisamente condizionato l'andamento del mercato monetario e, di conseguenza, la gestione della liquidità del Tesoro.

Durante i primi mesi dell'anno, infatti, sembrava stesse tornando la domanda di liquidità e si assisteva ad una tendenziale normalizzazione degli scambi sul mercato monetario dell'area euro. Il fenomeno era in parte dovuto al fatto che, a partire da gennaio e febbraio 2014, gli operatori potevano restituire i fondi presi a prestito dalla BCE con le operazioni di rifinanziamento a più lungo termine (LTRO a 3 anni), svolte rispettivamente a dicembre 2011 e febbraio 2012; molte banche

avevano colto tale opportunità per uscire anticipatamente dalle operazioni LTRO, coprendo quindi sul mercato il proprio eventuale fabbisogno di liquidità.

La situazione del mercato della liquidità è però drasticamente cambiata a seguito delle citate disposizioni di politica monetaria adottate il 5 giugno 2014. In tale data, infatti, oltre a disporre il sesto abbassamento consecutivo dei tassi di riferimento - confermando il trend discendente avviato a fine 2011 - la BCE ha fissato per la prima volta un rendimento ufficiale in area negativa, contrariamente a quanto era avvenuto nelle tre riduzioni precedenti, quando il tasso DF era stato mantenuto a zero.

Tali decisioni, accompagnate dalle misure non convenzionali descritte nel paragrafo precedente e poste in essere con lo scopo di migliorare il funzionamento del meccanismo di trasmissione della politica monetaria, hanno causato una forte riduzione dei tassi di mercato. L'andamento evidenziato dal successivo Grafico IV.2 mostra un brusco calo già da maggio, quando il tasso EONIA (*Euro OverNight Index Average*) ha iniziato una rapida discesa a zero, in reazione a quanto anticipato dalla BCE nella riunione mensile precedente, che sembra aver preparato gli operatori ad un taglio imminente dei rendimenti. Il grafico presenta inoltre il tasso Euribor a 3 mesi, che costituisce un utile indicatore del mercato monetario a breve termine e sembra seguire l'andamento del tasso MRO, collocandosi su livelli mediamente superiori, ma anticipandone la riduzione di settembre.

GRAFICO IV.2: ANDAMENTO DEI PRINCIPALI TASSI DEL MERCATO MONETARIO NEL 2014 (tassi percentuali)


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Il tasso EONIA ha assunto valori talvolta negativi a partire dalla fine di luglio, collocandosi poi piuttosto stabilmente sotto lo zero da settembre. In quel mese, oltre al menzionato ulteriore abbassamento di 10 p.b. dei tassi BCE, si è assistito allo svolgimento della prima asta relativa alle nuove operazioni di rifinanziamento più a lungo termine (TLTRO). L'esito dell'asta è stato inferiore alle aspettative del mercato, specialmente se confrontato al successo delle menzionate LTRO a 3 anni

del 2011-2012; ciò potrebbe in parte essere dovuto al processo di valutazione dei bilanci che interessava il sistema bancario europeo proprio in quel periodo. Il *Comprehensive Assessment*, svolto dalla stessa BCE, si è infatti concluso a fine ottobre 2014 e potrebbe aver spinto alcuni operatori a posticipare la propria partecipazione alle TLTRO, come suggerisce il miglior esito dell'asta di dicembre.

In definitiva, gli interventi di politica monetaria hanno portato ad un eccesso di liquidità nel sistema, che ne ha drasticamente raffreddato la domanda, anche a causa di un contesto macroeconomico ancora insoddisfacente. Tale circostanza è confermata dall'andamento del tasso EONIA che, piuttosto che convergere verso il principale tasso delle operazioni BCE (MRO), ha assunto una posizione inferiore, avvicinandosi spesso significativamente al livello minimo del corridoio, rappresentato dal rendimento della *deposit facility*.

Pertanto, pur non avendo determinato l'immediato incremento di liquidità sperato, le misure di politica monetaria non convenzionali del 2014 hanno contribuito alla continua discesa dei tassi di interesse (con effetti positivi per i mercati obbligazionari, descritti nel successivo paragrafo), anche alla luce della posizione assunta dalla BCE che, come si è detto, si è dichiarata pronta ad adottare ulteriori strumenti, qualora questi si fossero resi necessari.

IV.3 I MERCATI OBBLIGAZIONARI DELL'AREA EURO

Già negli ultimi mesi del 2013, i segnali di miglioramento dell'economia statunitense avevano determinato una reazione positiva dei mercati dell'area dell'euro. Dato l'indebolimento della crescita cinese, l'annuncio del *tapering* ha iniziato ad alimentare timori per la congiuntura politica ed economica dei Paesi emergenti e, di conseguenza, si è verificato un notevole deflusso di capitali da questi mercati verso quelli dell'area dell'euro.

Da febbraio 2014 si è delineata una più netta tendenza al ribasso nei rendimenti di mercato, che è proseguita regolarmente fino a maggio, soprattutto dopo la diffusione dei dati sull'inflazione europea, che ha alimentato crescenti aspettative in merito ai futuri interventi della BCE per contrastarne il rallentamento. Tale ribasso, che ha inizialmente interessato i rendimenti dei titoli decennali, si è progressivamente esteso alle scadenze a breve termine, sia pure in misura relativamente minore, e ha favorito il recupero di una più fisiologica inclinazione nella struttura a termine dei tassi di mercato. Oltre alla flessione dei rendimenti in termini assoluti, la compressione dei differenziali tra i titoli di Stato dei diversi emittenti dell'area dell'euro evidenziava un ritorno della fiducia degli investitori rispetto ai Paesi dell'area dell'euro che, nei periodi precedenti, avevano sperimentato le maggiori tensioni.

Dal mese di maggio, invece, si è registrato un aumento di volatilità per il diffondersi di notizie relative all'aggravarsi della crisi politica in Ucraina e all'approssimarsi delle elezioni europee, il cui esito poteva condizionare i processi di riforma nei Paesi periferici. Un altro fattore di incertezza è derivato dalla pubblicazione dei dati di crescita per il primo trimestre dell'anno, riferiti sia all'area dell'euro nel suo complesso che ai singoli Paesi, tra i quali l'Italia, poiché risultati inferiori alle previsioni. Tuttavia, dopo la pubblicazione degli esiti elettorali, soprattutto di quelli italiani, questa incertezza si è in parte attenuata,

riportando i rendimenti dei titoli governativi in prossimità dei valori registrati all'inizio di maggio. Si rilevava, inoltre, l'appiattimento della curva per effetto del calo pronunciato sull'intero tratto dai 5 ai 30 anni.

Il quadro congiunturale è andato poi peggiorando sia a livello internazionale, per la perdita di slancio nella crescita dei principali Paesi emergenti, sia a livello dell'area dell'euro, dove i dati per il secondo trimestre dell'anno confermavano il rallentamento dell'inflazione e dell'attività economica. In tale contesto cresceva la domanda del *Bund* tedesco, considerato quale bene rifugio, il cui rendimento decennale toccava infatti un nuovo minimo storico (0,74%) all'inizio di settembre. Il peggioramento dei tassi sui mercati periferici, tuttavia, è risultato limitato grazie ai segnali di apertura della BCE, seguiti dall'annuncio del 4 settembre, sull'impiego di strumenti di politica monetaria non convenzionale per combattere la deflazione e la bassa crescita illustrati nei paragrafi precedenti.

Tra ottobre e la fine dell'anno, la fragilità macroeconomica e i timori connessi all'annuncio delle elezioni politiche in Grecia hanno riportato instabilità sui mercati dei titoli governativi europei, soprattutto dei Paesi periferici. I movimenti al rialzo si sono però riassorbiti in tempi brevi e i rendimenti hanno ripreso un trend decrescente, posizionandosi su livelli ancora più bassi a causa anche delle crescenti aspettative che la BCE potesse ricorrere ad interventi diretti sul mercato secondario dei titoli governativi dell'area dell'euro (v. Grafico IV.3 nel paragrafo seguente).

Nel 2014 gli eventi macroeconomici e la risposta degli operatori attivi nel mercato dei titoli governativi hanno fatto emergere un tema importante, cioè il cambiamento delle condizioni di liquidità dei mercati dei titoli governativi europei.

La liquidità di mercato[3] è un aspetto molto intuitivo per gli operatori, ma difficilmente può essere definito e sintetizzato in un'unica unità di misura. In poche parole essa tende a definire la capacità dei partecipanti al mercato di comprare e vendere quantità anche significative di titoli in tempi brevi e con minimo impatto sul prezzo degli stessi titoli. Generalmente i parametri più diffusi per la sua misurazione sono i volumi scambiati dei titoli, i differenziali di quotazione tra il prezzo cosiddetto "denaro" (ossia in acquisto) e il prezzo "lettera" (ossia in vendita), e la profondità del mercato, calcolata analizzando le quantità che gli operatori associano alle proposte di prezzo in acquisto o in vendita di un dato titolo. In presenza di volumi scambiati elevati, di differenziali denaro-lettera molto contenuti e ampia profondità si può dire che le condizioni di liquidità sono soddisfacenti.

Sui mercati governativi europei nel 2014 questi parametri hanno mostrato una certa solidità, con livelli sicuramente migliori degli anni precedenti ed in alcuni casi quasi a livelli pre-crisi. Tuttavia, l'elemento di discontinuità rispetto al periodo antecedente l'avvio della crisi finanziaria internazionale consiste nella constatazione che, a fronte di informazioni di natura economica, finanziaria o politica di un certo rilievo (i cosiddetti *market mover*), il mercato reagisce con movimenti molto repentini e di intensità crescente, generando incrementi di volatilità particolarmente significativi. In altri termini, i *market maker* e i *dealer* dei mercati dei titoli governativi europei sembrano non riuscire più ad assorbire

[3] Concetto da non confondersi - sebbene connesso - con la liquidità in termini di massa monetaria controllata dalle banche centrali, di cui si parla nei precedenti paragrafi e laddove si discute della gestione delle disponibilità liquide del Tesoro.

come in passato i flussi di acquisti e vendite generati da fattori esterni, scaricandone inevitabilmente una parte significativa sul mercato, così contribuendo ad ampliare e rendere più frequenti le oscillazioni di prezzo, con effetti di aumento della volatilità media delle quotazioni dei titoli.

IV.4 L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO ITALIANI

L'evoluzione della curva dei rendimenti

Nel 2014 il mercato dei titoli di Stato italiani, seppur largamente influenzato dai movimenti che hanno caratterizzato i mercati obbligazionari sovrani europei, si è tuttavia contraddistinto per alcune sue peculiarità. Nonostante il contesto economico ancora difficile, in quanto caratterizzato da bassa crescita dell'economia nazionale ed europea e da diversi motivi di tensione sui mercati finanziari internazionali, il bilancio dell'anno per il mercato del debito pubblico italiano può considerarsi indubbiamente positivo.

La principale tendenza che ha caratterizzato il mercato secondario dei titoli di Stato è stata la sensibile riduzione dei tassi di interesse sull'intero spettro delle scadenze offerte dal Tesoro.

Per quanto riguarda l'andamento dei tassi di interesse, è importante sottolineare come il trend discendente sia stato determinato non solo da una riduzione dei rendimenti che ha accomunato gli strumenti di debito governativi di tutti gli emittenti sovrani europei - inclusi quelli dei Paesi a più alto merito di credito (i cosiddetti *core* - vedi Grafico IV.3) - ma soprattutto dalla riduzione del differenziale di rendimento dell'Italia proprio rispetto a questi Paesi.

GRAFICO IV.3: EVOLUZIONE DELLA CURVA DEI RENDIMENTI DEI TITOLI DI STATO EUROPEI – SCADENZA 10 ANNI (tassi percentuali)


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01/10/2013
01/11/2013
01/12/2013
01/01/2014
01/02/2014
01/03/2014
01/04/2014
01/05/2014
01/06/2014
01/07/2014
01/08/2014
01/09/2014
01/10/2014
01/11/2014
01/12/2014

Il calo generalizzato dei tassi nell'Area Euro, come già accennato, è stato originato dalla precaria situazione macroeconomica, caratterizzata da crescita economica limitata e aspettative d'inflazione in netta diminuzione, nonché dalle iniziative della BCE, che a più riprese è intervenuta per immettere liquidità nel sistema finanziario al fine di contrastare le spinte deflattive.

Contestualmente alla discesa dei tassi europei, nel 2014 si è assistito ad una sensibile riduzione del differenziale dei tassi italiani rispetto a quelli dei Paesi *core*, ed in particolare rispetto a quelli tedeschi. Tale fenomeno, presente in modo generalizzato su tutta la curva, si è manifestato in modo più evidente soprattutto sulla parte medio-lunga, ed in particolare nel tratto a 5 e 10 anni. La riduzione dei differenziali è stata riconducibile essenzialmente ad un miglioramento della percezione del rischio di credito dell'Italia da parte degli investitori i quali, in un contesto di tassi in discesa, hanno riorientato le loro scelte di investimento verso strumenti - quali i BTP - che ancora presentavano differenziali di rendimento ritenuti appetibili.

Il miglioramento nella percezione del rischio Italia ha trovato ulteriore giustificazione nel miglioramento delle condizioni di contesto a livello nazionale, soprattutto per quel che riguarda la finanza pubblica, ma anche - e in misura crescente nel corso dell'anno - in termini di economia reale. Dopo l'uscita dalla Procedura di Deficit Eccessivo nel 2013, i progressi in materia di aggiustamento della finanza pubblica sono proseguiti contestualmente all'avvio di una serie di riforme del sistema economico, amministrativo e istituzionale che sono state percepite dagli investitori internazionali come valido contributo alla sostenibilità del debito pubblico. In questo contesto, l'Italia ha anche continuato a beneficiare della significativa riduzione dei rischi sistemici all'interno dell'Eurozona, prodotta dalla molteplicità di strumenti messi in campo dalle diverse autorità europee, BCE inclusa, per superare alcune delle principali criticità dell'architettura dell'Unione Monetaria emerse dal 2010 in poi, non ultimo lo stesso avvio dell'Unione Bancaria Europea.

Lo *spread* Italia-Germania sulla scadenza 10 anni (Grafico IV.4) si è sostanzialmente dimezzato passando dai circa 210 punti base di gennaio 2014 ai circa 120 punti base di fine 2014.

GRAFICO IV.4: DIFFERENZIALE DI RENDIMENTO BTP BUND - *BENCHMARK* 10 ANNI 2013-2014 (punti base)


380
350
320
290
260
230
200
170
140
110
80
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Come accennato in precedenza, la riduzione dei tassi sui titoli governativi italiani (Grafico IV.5) è stata particolarmente rilevante sulle scadenze intermedie; su quelle a breve termine il fenomeno si era già ampiamente dispiegato nel 2013, mentre quelle a lungo termine hanno registrato una discesa proporzionalmente inferiore, ancorché significativa (il rendimento del titolo trentennale è passato infatti dal 4,85% di gennaio 2014 al 3,20% di fine 2014).

GRAFICO IV.5: TASSI DI MERCATO SUI TITOLI DI STATO – 2-5-10-30 ANNI (tassi percentuali)


2 anni
5 anni
10 anni
30 anni
6,00
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Il miglioramento della percezione del rischio di credito dell'Italia è misurato anche dai differenziali in *asset swap*[4] contro Euribor dei titoli di Stato italiani, che hanno infatti registrato un apprezzabile restringimento su tutte le scadenze. Il differenziale del titolo triennale risultava pari a +44 p.b. a fine 2014, rispetto ai +107 p.b. di dicembre 2013, mentre, sulla parte lunga della curva, i differenziali per il titolo decennale e per il trentennale si sono attestati rispettivamente a +109 p.b. e +196 p.b., rispetto ai valori di +190 p.b. e +208 p.b. della fine dell'anno precedente.

Nel 2014 si è anche assistito ad un fenomeno di appiattimento della curva dei rendimenti dei titoli di Stato sul segmento di scadenze tra 2 e 10 anni (Grafico IV.6), eccezionale sia per dimensioni che per continuità durante l'intero anno, che deve molto della sua intensità alla caduta dei rendimenti e al conseguente riposizionamento dei portafogli degli investitori verso scadenze più lunghe.

[4] L'*asset swap* è una misura sintetica del divario di rendimento di un titolo rispetto ai tassi del mercato monetario (in Europa sostanzialmente l'Euribor o l'Eonia).

GRAFICO IV.6: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 10 ANNI VS 2 ANNI (punti base)


310
280
250
220
190
160
130
100
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Come si evince dall'analisi dei grafici, l'evoluzione discendente dei tassi, che ha contraddistinto tutto il 2014, non è stata esente da brevi, ma talvolta repentine ed intense, inversioni di tendenza, con improvvise impennate della volatilità dei corsi dei titoli.

Tali eventi si sono presentati, nella loro manifestazione più evidente, nella seconda metà di maggio, a inizio agosto e verso la metà del mese di ottobre. Tutti questi eventi sono verosimilmente riconducibili a spiegazioni di natura macroeconomica, finanziaria o politica: in maggio, la lettura negativa del dato del PIL italiano e le imminenti elezioni politiche europee, per le quali si temeva un esito incerto; in luglio, le tensioni geopolitiche in Ucraina, con riflessi negativi per il commercio europeo verso i Paesi dell'Est; in ottobre, l'incertezza politica in Grecia, la crescita negli Stati Uniti e in Europa - percepita ancora insoddisfacente - e le tensioni geopolitiche che non accennavano ad allentarsi. Tuttavia, quello che emerge è che, a notizie e/o eventi di un certo rilievo, sempre meno gli operatori di mercato *market maker* sono apparsi in grado di assorbire temporanei squilibri tra domanda e offerta e contenere la volatilità, quindi mancando di contribuire alla resilienza dei mercati durante le fasi di stress. Un ulteriore fattore che ha caratterizzato in misura crescente i mercati è ravvisabile nel comportamento dei grandi investitori istituzionali (ivi inclusi quelli più opportunistici come gli *hedge fund*), i quali hanno a più riprese assunto tutti un medesimo posizionamento per lunghi periodi nel corso dell'anno; in tal modo, ogni qualvolta si è manifestato un rilevante e repentino cambiamento di prospettiva, si è immediatamente prodotto uno squilibrio molto significativo tra flussi in acquisto e in vendita, inevitabilmente tradottosi in una massiccia escursione dei corsi dei titoli e quindi sui rendimenti. Tale fenomeno, già descritto per i mercati europei in generale, non ha risparmiato i titoli di Stato italiani, sebbene con impatti di solito inferiori a quanto riscontrato in altri Paesi europei.

L'andamento del mercato secondario

Un aspetto molto rilevante per la gestione del debito italiano, che si è consolidato nel corso del 2014, è stato sicuramente il miglioramento delle condizioni di funzionamento del mercato secondario dei titoli di Stato. Se già nel 2013 l'attività di quotazione e scambio dei titoli aveva attraversato una fase di graduale e costante normalizzazione, dopo il periodo di crisi e di instabilità molto acuta del biennio 2011-12, lo scorso anno questo processo si è ulteriormente rafforzato, evidenziando un ulteriore incremento dei volumi negoziati ed una più elevata qualità dell'attività di quotazione su tutta la gamma di strumenti offerti dal Tesoro. Questo risultato è stato sicuramente aiutato dalla sensibile riduzione - rispetto agli anni immediatamente precedenti - della volatilità, di modo che, per un verso, gli operatori hanno potuto tornare a considerare in modo sempre più significativo il mercato secondario quale sede naturale per l'esecuzione delle proprie strategie di portafoglio e, dall'altro, è stato agevolato il rientro su larga scala degli investitori internazionali, il cui interesse a riportarsi sul debito italiano, dopo la crisi del periodo 2011-12, aveva già dato luogo a dei segnali quantitativamente rilevanti nel 2013.

Il mercato all'ingrosso ed il relativo contributo degli Specialisti in titoli di Stato

La piattaforma regolamentata MTS Italia, come ricordato nel Capitolo II, è quella su cui il Tesoro attualmente monitora e valuta l'attività degli Specialisti in titoli di Stato sul mercato secondario, e come tale rappresenta il punto di riferimento per analizzare le evoluzioni delle negoziazioni sui titoli di Stato italiani.

Il segmento a pronti

Nel 2014 l'incremento dei volumi negoziati sulla piattaforma è stato particolarmente evidente in tutta la prima parte dell'anno, fino al mese di ottobre, per poi ripiegare nuovamente sui livelli del 2013 negli ultimi due mesi dell'anno (Grafico IV.7). D'altra parte, la diminuzione degli scambi che si osserva verso fine anno è ormai una dinamica consolidata, accentuatasi ancor più negli ultimi anni, per via delle scelte degli operatori di mercato i quali, anche a causa delle nuove misure regolamentari a livello europeo ed internazionale, tendono a ridurre la loro esposizione verso i titoli governativi con largo anticipo rispetto alla chiusura dei bilanci, al fine di consolidare in questo modo i risultati ottenuti fino a quel momento. Inoltre, la fragilità macroeconomica e i timori connessi all'annuncio delle elezioni politiche in Grecia hanno contribuito a produrre fasi di instabilità sul mercato dei BTP. I movimenti al rialzo dei tassi si sono però riassorbiti in tempi brevi e la liquidità, soprattutto sulla scadenza decennale, si è mantenuta su buoni livelli, anche grazie alle crescenti aspettative che la BCE potesse ricorrere ad interventi diretti sul mercato secondario dei titoli governativi dell'Area Euro, attraverso un possibile programma di *Quantitative Easing*.

GRAFICO IV.7: VOLUMI MENSILI NEGOZIATI SULLA PIATTAFORMA MTS (milioni di euro)


somma dei volumi scambiati da tutte le controparti
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
Gennaio
Febbraio
Marzo
Aprile
Maggio
Giugno
Luglio
Agosto
Settembre
Ottobre
Novembre
Dicembre
2013
2014

Nell'ambito dei vari comparti (Grafici IV.8 e IV.9), l'incremento dei volumi negoziati si è manifestato soprattutto su tutte le scadenze brevi - quindi sul segmento dei BOT e dei BTP con scadenza residua ravvicinata - e, in misura meno evidente, su quelle del segmento intermedio tra i 6 ed i 12 anni di vita residua. La forte riduzione dei tassi deve aver gradualmente portato ad un calo di interesse sulle scadenze più corte (oltre l'anno e fino a 6 anni)

GRAFICO IV.8: VOLUMI TRIMESTRALI NEGOZIATI SU MTS, DISTINTI PER COMPARTO (milioni di euro)


450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
BOT
CTZ
CCTeu
BTP
BTPI
1°Q 2013
2°Q 2013
3°Q 2013
4°Q 2013
1°Q 2014
2°Q 2014
3°Q 2014
4°Q 2014

Relativamente al comparto a lungo termine dei BTP nominali, questi hanno beneficiato del ritorno di liquidità al pari di tutti gli altri comparti della curva,

soprattutto nella prima parte dell'anno. Tuttavia, in considerazione dei citati elementi di criticità di natura macroeconomica e di mercato, che si sono manifestati con l'approssimarsi dell'ultimo trimestre e che hanno solo in parte influenzato la parte a breve e a medio termine della curva, i segmenti a 15 e 30 anni invece hanno sofferto un ridimensionamento della liquidità presente sul mercato, sia in termini di volumi scambiati (Grafico IV.9) ma soprattutto di *spread* denaro-lettera (Grafico IV.10).

GRAFICO IV.9: VOLUMI TRIMESTRALI NEGOZIATI SULLA PIATTAFORMA MTS PER SCADENZA (milioni di euro)


160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
-
somma dei volumi scambiati da tutte le controparti
0-12mth
12mth-2y
2y-4y
4y-6y
6y-8y
8y-12y
12y-17y
17y-30y
1°Q 2013
2°Q 2013
3°Q 2013
4°Q 2013
1°Q 2014
2°Q 2014
3°Q 2014
4°Q 2014

GRAFICO IV.10: DIFFERENZIALE DENARO LETTERA SU BTP 10, 15 E 30 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS


40
35
30
25
20
15
10
5
0
Centesimi di prezzo
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14
BTP 10 anni
BTP 15 anni
BTP 30 anni

Relativamente agli impatti sulla liquidità determinati dall'introduzione di nuove regolamentazioni a livello europeo e globale, dalle prime analisi[5] sembra emergere un quadro caratterizzato, da un lato, dal cambiamento del modello di *business* prescelto dagli operatori e, dall'altro, dall'incremento oggettivo di vincoli per fornire liquidità ai titoli. Relativamente al modello di *business* diversi operatori stanno infatti lentamente passando da un *business* basato su margini provenienti prevalentemente dall'attività di quotazione (margini di intermediazione) ad uno caratterizzato da attività *broker-oriented,* cioè ad attività focalizzate sulla consulenza e sulla distribuzione dei titoli agli investitori finali, attività meno rischiose e con requisiti di capitali necessari di gran lunga inferiori. Questa tesi trova fondamento in una serie di elementi quali: il notevole incremento dei volumi negoziati sul mercato *BTP future,* il quale oggi ha assunto un ruolo significativo per l'operatività dei *dealer*, e nei volumi scambiati sulle piattaforme *BtC* descritte nel Capitolo II, che operano con il meccanismo del *request for quote* (*RFQ*)[6]. D'altra parte molte delle norme introdotte negli ultimi anni hanno significativamente incrementato i requisiti di capitalizzazione per i diversi attori operanti sui mercati finanziari e questo sembra non aver favorito la liquidità di quei segmenti che non sono in grado di fornire adeguata remunerazione a fronte del costo necessario per raccogliere capitale aggiuntivo.

Infine, nel 2014 si è assistito anche ad una significativa normalizzazione dell'attività di mercato secondario dei CCT/CCTeu e dei BTP€i, due comparti che per alcuni aspetti avevano segnato il passo nel 2013, sebbene in un contesto di complessivo miglioramento. Nel primo caso, si è registrato un deciso ritorno di interesse da parte di tesorerie bancarie e fondi monetari, prevalentemente domestici, mentre nel secondo caso, oltre ai domestici, si è avuto un costante incremento di partecipazione proveniente da investitori esteri. Tale ritorno degli investitori esteri è apparso particolarmente significativo, dato che il loro allontanamento nella fase più critica della crisi del debito sovrano - negli anni 2011-2012 - si rivelò particolarmente destabilizzante per il segmento dei titoli indicizzati all'inflazione, notoriamente caratterizzato da minori volumi e liquidità rispetto ai titoli nominali a tasso fisso.

Il segmento pronti contro termine (Repo)

Anche nel 2014 il mercato Repo ha continuato a svolgere un ruolo fondamentale nel contribuire all'ordinato svolgimento delle attività di *market making* sul mercato *cash*. I volumi scambiati, sia sulla piattaforma elettronica MTS sia *Over The Counter* (*OTC*), non hanno subito variazioni significative rispetto al 2013. L'operatività del mercato, tuttavia, con l'entrata in vigore della modifica al ciclo di regolamento a

[5] Pag. 56-57, Rapporto sulla stabilità finanziaria n. 2, 2014, Banca d'Italia

[6] Su queste piattaforme, dedicate agli scambi tra *dealer* e investitori istituzionali finali, i prezzi vengono inseriti per via telematica "su richiesta" degli investitori interessati a negoziare una certa quantità di un titolo, in acquisto o in vendita. Pertanto, a differenza dei mercati per *dealer* con obblighi di quotazione come MTS Italia, dove durante la giornata tutte le quotazioni sono sempre direttamente eseguibili "colpendo" per via telematica un dato prezzo in denaro o in lettera, sui mercati RFQ le quotazioni divengono eseguibili sono quando giunge una richiesta a cui un dato numero di *dealer* si impegna a rispondere, esponendo di volta in volta un prezzo che poi verrà scelto dall'investitore (in base alla convenienza o al soggetto *dealer* con cui l'investitore è interessato a effettuare lo scambio).

T+2[7], ha comportato uno spostamento dell'attività dai contratti *Spot/Next* a quello *Tomorrow/Next* (Grafico IV.11).

GRAFICO IV.11: VOLUMI NEGOZIATI MENSILI PER SCADENZA DI CONTRATTO SULLA PIATTAFORMA MTS (milioni di euro)


1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
1/2014
2/2014
3/2014
4/2014
5/2014
6/2014
7/2014
8/2014
9/2014
10/2014
11/2014
12/2014
Overnight
Spot/Next
Tomorrow/Next

Gli Specialisti in titoli di Stato sulla piattaforma selezionata per la loro valutazione

Il peso degli Specialisti, valutato in termini di volumi scambiati sul totale dei volumi negoziati sulla piattaforma MTS, è di assoluto rilievo e si è mantenuto pressoché costante su quote vicine al 90% in tutto il periodo dal 2008 in poi.

[7] La modifica del ciclo di regolamento a T+2, a partire dal 6 ottobre 2014, è rientrata nell'ambito degli interventi volti a rimuovere le barriere al regolamento *cross border* a livello europeo, a favorire l'incremento di efficienza del relativo processo e l'armonizzazione in vista della migrazione a T2S (il nuovo sistema europeo integrato di gestione accentrata titoli gestito dalla BCE), riducendo altresì il rischio di controparte. Inoltre, la regolamentazione europea in materia di gestione accentrata (Central Securities Depository Regulation - CSDR, Regolamento UE n.236 del 2012 e successive modifiche) prevede che il regolamento delle operazioni di mercato debba avvenire al massimo entro il secondo giorno successivo alla loro esecuzione.

GRAFICO IV.12: VOLUMI ANNUALI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORMA MTS (percentuali)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
2010
2011
2012
2013
2014
SPECIALISTA
PRINCIPALE
ALTRO

L'attività di negoziazione con gli investitori da parte degli Specialisti in titoli di Stato

I volumi negoziati

Come accennato nel Capitolo II, il Tesoro effettua il monitoraggio dell'attività svolta dagli Specialisti in titoli di Stato anche su piattaforme diverse da quelle selezionate. In tal caso l'attività di monitoraggio è indiretta, in quanto i dati vengono acquisiti non dalle piattaforme, ma direttamente dagli Specialisti tramite modelli di aggregazione dei dati standardizzati e armonizzati su scala europea ("Harmonized Reporting Format" HRF), che dal 2014 contengono le informazioni su tutti i singoli scambi effettuati dagli Specialisti, con l'indicazione, per ciascuno di essi, del titolo, della quantità, del Paese in cui ha sede la controparte, del tipo di controparte, della piattaforma o modalità di negoziazione.

Per il 2014, differentemente da quanto evidenziato per il segmento *cash* (a pronti) di MTS, sulla totalità delle altre piattaforme - elettroniche e non - e delle altre sedi di negoziazione, i volumi scambiati hanno visto un marginale recupero nei primi mesi dell'anno rispetto ai minimi di dicembre 2013, ma comunque si sono attestati su livelli leggermente inferiori rispetto alla media dell'intero 2013. Nella seconda parte dell'anno, tuttavia, il declino si è ampliato fino a raggiungere negli ultimi due mesi dell'anno volumi che non si erano mai registrati nei precedenti due anni - eguagliati solo in una occasione durante il mese di agosto 2013 (Grafico IV.13).

GRAFICO IV.13: VOLUMI MENSILI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORME DIVERSE DA MTS (milioni di euro)


450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
gen-12
feb-12
mar-12
apr-12
mag-12
giu-12
lug-12
ago-12
set-12
ott-12
nov-12
dic-12
gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Gli scambi per tipologie di controparti

Queste informazioni acquisite tramite i dati HRF, soprattutto a partire dal 2014, hanno assunto una rilevanza informativa di non poco conto, in quanto permettono di condurre analisi molto approfondite sulle dinamiche in corso presso gli investitori in titoli di Stato. Tramite l'aggregazione delle informazioni contenute in questi *report* il Tesoro riesce a monitorare i *trend* per comparto, per area geografica, per tipologia di investitore, nonché la liquidità presente sulle diverse piattaforme, e così via. Naturalmente la scarsa profondità storica di questi dati - presenti con questa granularità solo dal 2014 - ne limita al momento l'uso per analisi statistiche più elaborate.

Relativamente all'evoluzione della domanda per tipologia di investitore, di seguito sono rappresentati i grafici con l'andamento dei volumi assoluti e delle quantità nette (acquisti meno vendite) scambiate dalle principali categorie di investitori - banche, fondi di investimento, fondi pensione e assicurazioni, fondi *hedge* - con gli Specialisti. Come si evince dal Grafico IV.14, i principali investitori dei titoli di Stato sono state le banche - anche se con un evidente *trend* discendente per tutto il 2014 - ed i gestori di fondi, seguiti, per volumi assoluti, da *hedge fund* e fondi assicurativi/pensione. In termini di quantità negoziata netta, i principali acquirenti sono stati i gestori di fondi e, a seguire, le banche e i fondi assicurativi/pensione. Gli *hedge fund* invece sono stati complessivamente, a partire dal 2014, dei venditori netti di titoli di Stato.

GRAFICO IV.14: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI CONTROPARTE (milioni di euro) GESTORI DI FONDI, BANCHE, FONDI PENSIONE ED ASSICURATIVI, *HEDGE FUND*


350.000
340.000
330.000
320.000
310.000
300.000
290.000
280.000
270.000
260.000
250.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Gestori Fondi:Turnover
Gestori fondi:Quantità netta acquistata
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
35000
30000
25000
20000
15000
10000
5000
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Banche:Turnover
Banche:Quantità netta acquistata
100.000
80.000
60.000
40.000
20.000
0
-20.000
-40.000
-60.000
-80.000
-100.000
3000
2000
1000
0
-1000
-2000
-3000
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Hedge Fund:Turnover
Hedge Fund:Quantità netta acquistata
25.000
20.000
15.000
10.000
5.000
0
4000
3500
3000
2500
2000
1500
1000
500
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Assicurazioni/F.Pensione:Turnover
Assicurazioni/F.Pensione:Quantità netta acquistata

Gli scambi per area geografica di residenza delle controparti

Per quanto riguarda l'analisi dell'evoluzione della domanda per area geografica, suddivisa nelle due categorie di investitori italiani ed esteri, è emerso in modo netto il diverso contributo ai volumi scambiati forniti dalle due categorie (vedi Grafico IV.15).

Gli investitori italiani hanno ridotto fortemente i volumi assoluti scambiati, passando dai circa 450 miliardi di volumi negoziati nel primo trimestre 2014 ai circa 250 miliardi del quarto trimestre 2014, mentre per gli investitori esteri la riduzione è di soli 10 miliardi, attestandosi a 358 miliardi nel quarto trimestre 2014.

Tuttavia, in termini di quantità netta acquistata gli investitori italiani continuano a fornire un contributo importante, che non ha manifestato segni di ridimensionamento, attestandosi in ogni trimestre tra i 25 ed i 35 miliardi. Per gli investitori esteri, invece, i flussi di acquisti sono stati più disomogenei ed in particolare molto forti nei primi due trimestri del 2014 - tra i 30 ed i 40 miliardi - ridimensionandosi molto nella seconda metà dell'anno ed attestandosi tra i 10 ed i 15 miliardi.

GRAFICO IV.15: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI RESIDENZA GEOGRAFICA DELLA CONTROPARTE (milioni di euro)


500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
IQ 2014
IIQ 2014
IIIQ 2014
IVQ 2014
Italia:Turnover
Italia:Quantità netta acquistata
Estero:Turnover
Estero:Quantità netta acquistata

L'Evoluzione del mercato dei BTP Future

Il mercato dei BTP *Future* è stato reintrodotto da Eurex, una piattaforma di negoziazione tedesca specializzata nell'organizzazione di questo tipo di mercati, nel 2009 sulla scadenza decennale. L'anno successivo è stato introdotto il *future* sul BTP a 3 anni e nel 2011 quello sul BTP con scadenza a 5 anni. Nonostante la presenza di contratti con tre scadenze diverse, quello più significativo e più scambiato è largamente quello con scadenza decennale.

Ogni contratto ha un valore unitario di 100.000 euro ed il prezzo può variare per unità di 0,01 centesimi (del valore di 10 euro).

Il contratto ha scadenze trimestrali, il dieci del mese di riferimento. Il valore del contratto è legato all'andamento del sottostante, che è costituito da un *basket* di titoli (cosiddetti *deliverable*, in quanto sono quelli consegnabili alla scadenza) la cui vita residua, per il contratto decennale, deve essere compresa tra 8,5 ed 11 anni e può includere titoli con circolante almeno pari a 5 miliardi e *maturity* originaria non superiore ai 16 anni.

Il mercato BTP *Future*, soprattutto negli ultimi anni, ha assunto un ruolo estremamente importate per gli operatori di mercato, sia investitori quali *hedge fund* sia, sempre più ampiamente, *market maker*, in quanto con tale strumento gli operatori possono neutralizzare (o quantomeno ridurre) l'esposizione al rischio ponendosi in posizione opposta rispetto all'esposizione assunta sul mercato a pronti. Da analisi effettuate sul contratto BTP *Future* a 10 anni, nel 2014 si è assistito ad un sostanziale incremento dei volumi scambiati e dell'*open interest*[8], soprattutto in prossimità delle aste o in giornate particolarmente volatili.

Questo fenomeno, alquanto limitato fino al 2013 quando lo strumento non era ancora così ampiamente diffuso, nel 2014 invece può esser stato una causa di trasmissione di maggiore volatilità sul mercato a pronti. Tuttavia questo meccanismo di trasmissione da mercato *future* a mercato a pronti (e viceversa), date le diverse caratteristiche dei due, è al momento solo oggetto di osservazione ed analisi e non si è ancora in grado di trarre conclusioni certe al riguardo.

[8] *L'open interest* rappresenta il numero di contratti *future* non ancora chiusi in uno specifico istante. Si può definire dunque come la somma di tutte le posizioni lunghe o corte aperte nel mercato in un dato momento. *L'open interest* differisce dal valore del volume giornaliero di operazioni: quest'ultimo infatti può risultare differente a seguito di operazione di *day trading*. Un aumento o una diminuzione dell'*open interest* non fornisce informazioni circa l'andamento dei prezzi, ma indica solamente un rafforzamento o un indebolimento dell'attività di *trading*.

V. CONTESTO DI FINANZA PUBBLICA

V.1 L'ANDAMENTO DEL FABBISOGNO DEL SETTORE STATALE

Le emissioni di titoli di Stato vengono effettuate sia per ripagare il debito in scadenza, sia per coprire il saldo di cassa del Settore Statale (fabbisogno), rappresentato dalla somma del saldo di bilancio dello Stato con quello derivante dai movimenti di tesoreria.

Nel 2014, il saldo di cassa del Settore Statale ha registrato un disavanzo pari a 74.907 milioni, un dato superiore alle stime di fine 2013, sia per dati di incassi e pagamenti risultati lievemente diversi a legislazione vigente, sia, in particolar modo, per l'impegno dello Stato al pagamento dei debiti commerciali ampliato in termini quantitativi dal Decreto Legge n. 66 del 2014.

Il dato è tuttavia risultato inferiore di 5.510 milioni rispetto a quello del 2013. Il miglioramento è stato dovuto all'aumento del saldo relativo alle operazioni di carattere finanziario (+6.385 milioni) e di quello di parte capitale (+4.792 milioni), mentre si è ridotto il saldo di parte corrente (-5.667 milioni).

Per le operazioni di carattere finanziario va segnalato che sia gli esborsi per la sottoscrizione dell'aumento di capitale della Banca Europea per gli Investimenti (BEI) sia gli acquisti da parte del Ministero dell'Economia e delle Finanze dei "Nuovi Strumenti Finanziari" emessi da Banca Monte Paschi di Siena[1], avvenuti nel 2013, non si sono ripresentati nel 2014. Inoltre la quota finale di sottoscrizione del capitale del Meccanismo Europeo di Stabilità (MES)[2] è stata pari alla metà di quella pagata nel 2013 mentre si è anche ridotto l'esborso a favore del fondo dedicato agli enti territoriali per la liquidità necessaria ai pagamenti dei debiti della pubblica amministrazione[3].

La riduzione dei pagamenti di parte capitale è stata dovuta alla contrazione dei trasferimenti a favore delle amministrazioni pubbliche.

La riduzione del saldo corrente si deve innanzitutto al calo delle riscossioni relative alle imposte tenuto conto dei rimborsi e delle compensazioni, calo dovuto in particolare all'IRES - per il mancato versamento di alcune banche e assicurazioni a saldo 2013 e in acconto 2014 a seguito dell'incremento della misura dell'acconto 2013 fissato al 130 per cento[4] - e all'IRPEF; in flessione anche gli incassi dell' IRAP provenienti dal settore privato (conseguentemente al minor saldo versato nel 2014 per effetto dei maggiori versamenti in acconto 2013 nonché per la riduzione dell'aliquota relativamente all'acconto 2014[5]). Sono inoltre risultati in aumento i

[1] Decreto Legge 6 luglio 2012, n. 95, convertito con modificazioni in Legge 7 agosto 2012, n. 135.

[2] Legge 23 luglio 2012 n. 116.

[3] D.L. n. 35/2013 convertito dalla L. n. 64/2013, D.L. n. 102/2013 convertito dalla L. n. 124/2013, D.L. n.66/2014 convertito dalla L. n.89/2014.

[4] Decreto Legge 30 novembre 2013, n. 133, convertito con modificazioni in Legge 29 gennaio 2014, n. 5.

[5] Decreto Legge 30 novembre 2013, n. 133, convertito con modificazioni in Legge 29 gennaio 2014, n.5 e articolo 2 del Decreto Legge 24 aprile 2014, n. 66, convertito con modificazioni in Legge 23 giugno 2014, n. 89.

trasferimenti da famiglie, dovuti a maggiori incassi dei proventi dei giochi dell'ex-Amministrazione autonoma dei Monopoli di Stato per regolazioni contabili dell'anno 2013 effettuate nel 2014, mentre sono risultati in riduzione, rispetto al 2013, i finanziamenti dall'Unione europea[6]. Tra i pagamenti di parte corrente, si è rilevata una riduzione della spesa di personale, a causa dei limiti al turnover e dei blocchi agli incrementi retributivi, mentre sono diminuiti anche i trasferimenti agli enti locali e alle imprese e società di servizi pubblici. In crescita i trasferimenti correnti a famiglie (+4.122 milioni), in parte per il riconoscimento del cosiddetto bonus di 80 euro[7].

La componente di gran lunga più rilevante del saldo di cassa del Settore Statale tra le spese correnti, dopo quella per il personale ed i trasferimenti, è stata quella degli interessi che nel 2014 è stata pari a 79.645 milioni di euro, in aumento di circa 800 milioni rispetto al 2013. A questo ha contribuito un incremento della spesa sui titoli di Stato (per circa 3,5 miliardi di euro) a fronte di una riduzione di quella sui conti correnti di tesoreria intestati ad enti esterni al Settore Statale (per circa 2,6 miliardi di euro)[8].

TABELLA V.1: CONTO CONSOLIDATO DI CASSA DEL SETTORE STATALE (dati in milioni di Euro)

	2013	2014
Incassi correnti	519.720	516.308
di cui interessi attivi	*1.050*	*1.394*
Incassi in conto capitale	3.166	3.721
Incassi totali	**522.886**	**520.029**
Pagamenti correnti	554.052	556.307
di cui interessi passivi	*79.872*	*81.039*
Pagamenti in conto capitale	26.791	22.554
Pagamenti totali	**580.843**	**578.861**
Saldo primario al netto delle Partite Finanziarie	**20.865**	**20.813**
Interessi passivi netti	78.822	79.645
Saldo al netto delle Partite Finanziarie	**-57.957**	**-58.832**
Partite Finanziarie	-22.460	-16.075
Saldo primario	**-1.595**	**4.738**
Incassi finali	525.481	521.853
Pagamenti finali	605.898	596.760
Saldo Settore Statale	**-80.417**	**-74.907**

[6] Va tuttavia segnalato che il 2013 ha in effetti beneficiato di ritardi sui pagamenti del bilancio comunitario di dicembre 2012 che hanno comportato l'accredito di somme ingenti nei primi mesi dell'anno successivo e quindi nel 2013.

[7] Decreto Legge 24 aprile 2014, n. 66, convertito con modificazioni in Legge 23 giugno 2014, n. 89.

[8] Tale riduzione si deve anche al fatto che nel 2013 è stata liquidata a Cassa Depositi e Prestiti S.p.A., l'ente il cui conto è di maggiore rilevanza all'interno della tesoreria, una quota di interessi pari circa a 1.710 ml di euro, che era di competenza dell'anno 2012, e quindi determinatasi con tassi più alti.

V.2 SCADENZE, EMISSIONI E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE

Le scadenze ed i rimborsi

Nel 2014 il volume dei titoli di Stato in scadenza è stato pari a 391.747 milioni, solo marginalmente superiore a quello del 2013, risultato pari a 387.673 milioni.

Nel comparto a breve termine, l'ammontare delle scadenze è stato pari a 198.490 milioni - di cui 198.010 milioni di BOT e 481 milioni di *Commercial Paper* - importo significativamente inferiore ai 229.211 milioni del 2013, come conseguenza della riduzione strategica del ricorso a strumenti di debito di breve termine.

Nel comparto a medio-lungo termine, i titoli in scadenza sono stati pari a 193.257 milioni di euro, distinti in 190.690 milioni di domestici e 2.567 milioni di esteri, mentre nel 2013 erano stati rimborsati 158.462 milioni di euro, di cui 154.748 milioni di titoli domestici e 3.714 milioni di titoli esteri. I rimborsi di CTZ, in particolare, hanno avuto un peso rilevante nell'incremento delle scadenze complessive registratosi nel 2014 rispetto all'anno prima.

Se si tiene conto dei riacquisti effettuati mediante il conto disponibilità e nelle operazioni di concambio, al netto di quelli invece gestiti con le risorse del Fondo Ammortamento dei titoli di Stato, e si considerano anche i rimborsi della quota capitale dei Buoni Postali di competenza del MEF, i rimborsi complessivi del 2014 sono stati pari a 399.809 milioni di euro.

Le emissioni

Nel 2014 l'ammontare delle emissioni[9] di titoli di Stato è stato di 455.300 milioni, inferiori di circa il 4,6 per cento rispetto ai 477.343 milioni collocati nel 2013. Sul mercato domestico, il volume dei titoli emessi è stato pari a 453.569 milioni, mentre l'anno prima erano stati collocati 476.188 milioni.

Nel comparto a breve termine, sono stati emessi 182.407 milioni di BOT, di cui 90.472 milioni di titoli annuali e 91.934 milioni di titoli semestrali, mentre non c'è stato ricorso ai BOT trimestrali e a quelli flessibili, caratterizzati dalla scadenza non standard, date le già consistenti disponibilità della tesoreria.

Se si tiene conto delle operazioni di concambio le emissioni complessive di titoli dell'anno sono state pari a 463.364 milioni di euro.

Le emissioni nette[10] dell'anno, ossia la copertura in termini di cassa garantita dai titoli di Stato, sono state pari a 70.517 milioni di euro, quindi di circa 4,4 miliardi di euro inferiori al saldo consuntivo di cassa del Settore Statale. D'altra parte, al termine del 2014, diversi pagamenti di detto saldo di cassa si sono tradotti in flussi di cassa interni alla tesoreria dello Stato, quali la raccolta postale effettuata dalla CDP S.p.A. sugli strumenti di sua competenza (risultata positiva per circa 4,6 miliardi di euro), gli interessi sui mutui delle Amministrazioni Locali a carico dello

[9] L'aggregato è calcolato per data di regolamento dei collocamenti, e non per data d'asta.

[10] Le emissioni nette vengono calcolate sottraendo le scadenze al valore delle emissioni valutate al netto ricavo, tranne i BOT valutati al valore nominale. Nelle scadenze i CTZ vengono valutati al netto ricavo in quanto la componente interessi è già contenuta nel fabbisogno del Settore Statale.

Stato nonché la remunerazione del conto detenuto dalla CDP S.p.A. presso la tesoreria (per un totale pari circa a 6,8 miliardi euro). Considerando anche che alcune voci di entrata già contabilizzate nei saldi di cassa degli anni precedenti (come alcune quote dei contributi dall'UE) sono state riversate in tesoreria solo nel 2014, le giacenze liquide disponibili per il Tesoro a fine 2014 sono risultate in aumento di circa 9 miliardi rispetto alla fine dell'anno precedente.

Tale risultato è stato, almeno in parte[11], deliberatamente ottenuto dal Tesoro con la decisione di non ridurre le emissioni nette di titoli di Stato nella misura proporzionale all'emergere delle coperture aggiuntive di cassa appena menzionate, proprio con il duplice obiettivo di gestire il rischio di rifinanziamento a fronte di un anno con scadenze rilevanti come il 2015 e contribuire al contenimento del costo di finanziamento, considerato la discesa dei tassi di mercato sui titoli di Stato nei mesi finali del 2014 (vedi grafici del Capitolo IV).

TABELLA V.2: EMISSIONI*, SCADENZE E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE (dati in milioni di Euro)

	2014
Emissioni nominali	463.364
Emissioni al netto ricavo	470.326
Rimborsi	399.809
Emissioni nette (a)	70.517
Flussi di cassa inclusi nel saldo di cassa del Settore Statale giacenti in tesoreria (b)	13.413
Totale coperture (a+b)	83.930
Saldo di cassa del Settore Statale (c)	74.907
Variazione Conto Disponibilità del Tesoro 31-12-2014 vs 31-12-2013 (a+b-c)	9.023

*) Calcolate per l'intero anno con il criterio della data di regolamento, e non per data d'asta.

V.3 FABBISOGNO DEL SETTORE PUBBLICO

Il fabbisogno (saldo) del Settore Pubblico, in quanto in larga parte coincidente con il fabbisogno delle Pubbliche Amministrazioni[12], è l'aggregato di riferimento per spiegare la variazione di livello del debito totale delle Pubbliche Amministrazioni che si determina nel corso di un anno. Esso viene calcolato a partire da quello del Settore Statale, che presenta gli stessi criteri di contabilizzazione e classificazione per cassa delle transazioni, ma aggiungendo, con gli eventuali necessari consolidamenti, i saldi di cassa di tutti gli enti compresi nel perimetro delle Pubbliche Amministrazioni.

[11] A sostenere il ritmo delle emissioni nette in corso d'anno è stata anche l'esigenza di predisporre una provvista sufficiente per fronteggiare l'operazione di ristrutturazione del debito delle Regioni - prevista dall'art. 45 del D.L. 66 del 2014 come successivamente emendato e convertito in Legge - poi slittata al 2015.

[12] I due aggregati sono calcolati sulla base della stessa partizione dei conti ma differiscono per i criteri con cui vengono contabilizzate le entrate da dismissioni mobiliari (privatizzazioni). Inoltre il saldo del Settore Pubblico è calcolato dalla Ragioneria Generale dello Stato (MEF) dal lato della formazione (incassi e pagamenti) mentre il saldo delle Pubbliche Amministrazioni è calcolato dalla Banca d'Italia dal lato della copertura, ossia dei quantitativi di nuove passività emesse.

Nel 2014 esso si è attestato a 68.950 milioni (4,3 per cento del PIL), in riduzione quindi di 4.298 milioni rispetto al valore rilevato nel 2013[13] (73.248 milioni, pari al 4,6 per cento del PIL). Nel confronto con l'anno precedente, la flessione del fabbisogno registrata nel 2014 è in larga parte attribuibile alla contrazione dei pagamenti finali, cui si è contrapposta una riduzione di entità inferiore degli incassi finali. I pagamenti finali sono diminuiti di circa 6.500 milioni, scontando il calo dei pagamenti in conto capitale e di quelli relativi alle operazioni finanziarie.

La spesa per interessi passivi che concorre alla formazione del saldo di cassa del Settore Pubblico si è attestata a 83.949 milioni, in aumento di circa 500 milioni rispetto al risultato del 2013.

TABELLA V.3: CONTO CONSOLIDATO DI CASSA DEL SETTORE PUBBLICO (dati in milioni di Euro)

	2013	2014
Incassi correnti (a)	759.112	759.564
Incassi in conto capitale	7.207	6.513
Incassi partite finanziarie	3.665	1.712
Incassi finali (b)	**769.983**	**767.789**
Pagamenti correnti (c)	781.990	787.170
di cui interessi passivi (d)	83.497	83.949
Pagamenti in conto capitale	46.512	41.271
Pagamenti partite finanziarie	14.729	8.299
Pagamenti finali (e)	**843.231**	**836.740**
Saldo di parte corrente (a-c)	-22.878	-27.606
Saldo primario (b-e+d)	10.249	14.999
Saldo* (b-e)	-73.248	-68.950

*) Il saldo può non corrispondere alla differenza delle componenti per gli arrotondamenti effettuati.

V.4 DEBITO DELLE PUBBLICHE AMMINISTRAZIONI E RAPPORTO DEBITO/PIL

Per effetto delle revisioni del PIL nominale operate dall'Istat il 23 settembre 2015[14] e del debito delle amministrazioni pubbliche operate da Banca d'Italia[15], il 2013 ha fatto registrare un livello del rapporto debito/PIL pari al 128,8 per cento, un livello superiore a quello riportato nel DEF di aprile dell'anno in corso per circa 0,3 punti percentuali.

A causa delle medesime revisioni il dato di consuntivo del 2014 è stato pari a 132,3 per cento, ossia 0,2 punti sopra il dato contenuto nel DEF dell'anno in corso e nella recente Nota di Aggiornamento al DEF, che a sua volta va confrontato con la previsione di un rapporto pari al 131,6 per cento contenuta della Nota di Aggiornamento del 2014, poi confermata nel Documento Programmatico di Bilancio per il 2015. Il fattore principale di questo risultato è da ascriversi all'effetto

[13] Il dato del fabbisogno del Settore Pubblico nel 2013 è coerente con quanto pubblicato nel DEF di aprile 2015. L'aggiornamento a seguito di revisioni dei dati consuntivi verrà pubblicato nel DEF di aprile 2016.

[14] Si vedano i Comunicati Istat "PIL e indebitamento delle AP - Anni 2012-14" del 2 marzo 2015, l'"Aggiornamento delle stime dei Conti nazionali per l'anno 2014" del 24 aprile 2015 e i "Conti Economici Nazionali" del 23 settembre 2015.

[15] Supplemento al bollettino statistico Finanza Pubblica, Fabbisogno e Debito n. 53 del 14 ottobre 2015.

"trascinamento" del più basso livello del PIL del 2013 (per quasi 0,7 punti percentuali), dato che la crescita nominale effettiva nel 2014 non si è discostata significativamente da quella prevista in quei documenti (0,4 per cento contro lo 0,5 per cento previsto), e che il valore dello stock nominale del debito, pari a 2.135.902 milioni di euro, pur includendo un aumento di livello di 1.829 milioni dovuto unicamente all'effetto contabile delle nuove regole Eurostat sulla registrazione degli *swap* originati dall'esercizio di *swaption*[16], è risultato persino inferiore alla previsione per circa lo 0,3 per cento di PIL.

Si tenga presente che l'evoluzione dell'attività di indebitamento durante l'anno è stata effettuata sia tenendo conto delle necessità di provvista finanziaria incorporate nelle previsioni di fabbisogno di cassa del Settore Statale, tra cui quelle per anticipazioni di liquidità alle Amministrazioni Locali destinati al pagamento dei debiti commerciali e per la ristrutturazione dei debiti delle Regioni, sebbene nel primo caso una parte limitata di queste anticipazioni sia slittata al 2015, mentre nel secondo l'operazione sia stata completamente posposta al 2015. La crescita delle disponibilità di cassa, dovuta anche a queste circostanze, e già evidenziata nella precedente sezione, ha consentito di condurre a fine anno un'operazione di riacquisto (*buyback*) di titoli di Stato per un valore nominale di poco superiore ai 4 miliardi di euro. D'altro canto, l'attività di concambio ha contribuito a ridurre di oltre 1 miliardo il livello finale del debito, dato che sono stati emessi titoli con prezzi significativamente superiori a quelli dei titoli ricomprati in questo tipo di operazioni.

Infine va ricordato che, in linea con le previsioni di settembre 2014, il valore finale del debito a fine 2014 è anche stato determinato dall'utilizzo del Fondo Ammortamento dei titoli di Stato, mediante il quale sono stati rimborsati a scadenza titoli per poco più di 4 miliardi di euro (circa lo 0,25 di PIL)[17], consentendo quindi di alleggerire le emissioni dell'anno per analogo importo.

GRAFICO V.1: EVOLUZIONE DEL RAPPORTO DEBITO/PIL NEL PERIODO 2005-2014


140%
130%
120%
110%
100%
90%
80%
70%
60%
101,9%
102,5%
99,7%
102,3%
112,5%
115,3%
116,4%
123,2%
128,8%
132,3%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

[16] Regole entrate in vigore dal 1° settembre 2014.

[17] Tali risorse sono in larga parte dovute alle entrate derivanti dal rimborso dei cosiddetti 'Monti bond' da parte dell'istituto Monte Paschi di Siena, per la quota parte prevista per il 2014 pari a 3 miliardi di euro.

V.5 INDEBITAMENTO NETTO

L'indebitamento netto[18] delle Amministrazioni Pubbliche (AP), calcolato in termini di competenza economica secondo i criteri armonizzati a livello europeo definiti nel sistema di contabilità nazionale SEC (o ESA) 2010, nell'anno 2014 si è attestato a circa 49 miliardi di euro, con un aumento di circa 1,7 miliardi rispetto al risultato conseguito l'anno precedente. Il rapporto tra indebitamento netto e PIL conferma l'obiettivo del 3 per cento, in linea con il valore indicato nella Nota di aggiornamento al DEF del 2014, presentata nel mese di settembre 2014.

Nel 2014, grazie al progressivo calo dei tassi di interesse, è proseguita la riduzione della spesa per interessi - calcolata appunto in base al criterio di competenza economica di cui sopra - già registrata nel 2013: essa si è attestata sui 75 miliardi, riducendosi del 3,6 per cento rispetto al 2013. In rapporto al PIL, gli interessi passivi si sono attestati al 4,6 per cento, un livello al di sotto della stima indicata nella Nota di aggiornamento al DEF del 2014 (pari al 4,7 per cento).

TABELLA V.4: PRINCIPALI AGGREGATI DI FINANZA PUBBLICA (dati in milioni di Euro)

	2013	2014
Indebitamento netto	-47.307	-49.038
in percentuale del PIL	-2,9	-3,0
Debito Pubblico	2.069.692	2.135.902
in percentuale del PIL	128,8	132,3
Interessi Passivi	77.879	75.043
in percentuale del PIL	4,8	4,6
Saldo Primario	30.572	26.005
in percentuale del PIL	1,9	1,6
PIL	1.606.895	1.613.859

V.6 RACCORDO TRA FABBISOGNO E INDEBITAMENTO

La riconciliazione tra l'indebitamento netto delle Amministrazioni Pubbliche e il fabbisogno del Settore Pubblico elaborato dal Ministero dell'Economia e delle Finanze consente di rappresentare la contropartita monetaria delle operazioni economiche del conto delle Amministrazioni Pubbliche.

Le componenti del raccordo[19] tra fabbisogno del Settore Pubblico e indebitamento netto delle Amministrazioni Pubbliche sono:

- le partite finanziarie;
- la differenza cassa-competenza;
- le riclassificazioni di operazioni;
- la discrepanza statistica.

[18] Si vedano i Comunicati Istat "Conti Economici Nazionali" del 23 settembre 2015 e la "Notifica dell'indebitamento netto e del debito delle amministrazioni pubbliche secondo il trattato di Maastricht" del 21 ottobre 2015.

[19] Si veda "Notifica dell'indebitamento netto e del debito delle amministrazioni pubbliche secondo il trattato di Maastricht" pubblicato da ISTAT il 21 ottobre 2015.

In particolare, le operazioni finanziarie attive (riscossione crediti, concessione di crediti, partecipazioni e conferimenti, ecc.) sono una componente del fabbisogno, ma non rientrano nel calcolo dell'indebitamento netto, che registra solo le operazioni di natura economica; nello schema di raccordo tra le due grandezze, devono essere quindi sottratte dal fabbisogno del Settore Pubblico per ricondursi all'indebitamento netto delle P.A.. Nel 2014, tali operazioni ammontano a 10.256 milioni.

Nel conto economico delle Amministrazioni pubbliche le operazioni sono quantificate secondo i principi della competenza economica, mentre nel conto del Settore Pubblico sono registrate per cassa. La differenza cassa-competenza registra le differenze dovute al diverso momento di registrazione delle transazioni economiche e rappresenta le variazioni nei crediti e nei debiti di carattere commerciale o derivanti da sfasamenti temporali nella regolarizzazione monetaria. Nel 2014, tale categoria ammonta a 9.819 milioni.

Come già accennato, le classificazioni delle singole transazioni per categorie economiche e finanziarie seguono, per il conto delle Amministrazioni pubbliche, le definizioni e le regole del SEC 2010 e, per il calcolo del Fabbisogno del Settore Pubblico, le regole di contabilità pubblica. Le riclassificazioni contabili ammontano a -716 milioni nel 2014.

Infine, la discrepanza statistica è calcolata a residuo e rappresenta l'insieme delle differenze fra fabbisogno e indebitamento netto, diverse da quelle spiegate dai fattori sopra richiamati; essa è da attribuire prevalentemente all'utilizzo, nel calcolo dei due aggregati, di fonti informative diverse, e per il 2014 la voce residuale è pari a 553 milioni.

TABELLA V.5: RACCORDO TRA FABBISOGNO DEL SETTORE PUBBLICO ED INDEBITAMENTO NETTO DELLE AMMINISTRAZIONI PUBBLICHE (dati in milioni di Euro)

	2013	2014
Fabbisogno del Settore Pubblico	-72.986	-68.950
Partite finanziarie comprese nel fabbisogno del Settore Pubblico	13.775	10.256
Differenza cassa-competenza	11.687	9.819
Riclassificazioni di operazioni	1.336	-716
Discrepanza statistica	-1.119	553
Indebitamento netto delle PA	-47.307	-49.038

VI. LA GESTIONE DEL DEBITO PUBBLICO NEL 2014

VI.1 L'ATTIVITÀ IN TITOLI DI STATO SUL MERCATO DOMESTICO ED ESTERO

La politica di emissione del Tesoro è stata orientata principalmente a perseguire il rallentamento della discesa della vita media del debito, nonché a gestire l'esposizione ai principali rischi di mercato - tasso e rifinanziamento - mantenendo come principio cardine la regolarità e prevedibilità delle emissioni. Tutto ciò per assicurare il rifinanziamento del debito e consentirne la riduzione dei costi, in una prospettiva di lungo periodo. Naturalmente, le decisioni sono state inevitabilmente influenzate dal contesto precedentemente illustrato, su cui hanno pesato sia molteplici fattori macroeconomici - in particolare la crescita economica, sia globale che dell'area Euro, le dinamiche inflattive, l'andamento delle principali variabili monetarie e delle condizioni del credito - sia fattori di mercato, quali l'andamento dei tassi dei titoli governativi, gli *spread* verso la Germania, la liquidità del sistema finanziario.

Dopo le turbolenze che avevano interessato buona parte del biennio 2011-2012, già nel 2013, e poi più compiutamente nel 2014, si è assistito ad una normalizzazione del mercato secondario e di quello primario dei titoli di Stato italiani.

Le migliori condizioni dei mercati si sono tradotte non solo nella diminuzione del costo delle emissioni, ma anche in un cambiamento di composizione della domanda nonché nel pieno ritorno alla normalità dei comparti più penalizzati durante i momenti più acuti della crisi, quali i BTP€i e i CCT/CCTeu.

Per quanto riguarda il primo aspetto - la discesa del costo delle emissioni - il Tesoro si è finanziato nel 2014 ad un costo medio ponderato dell'1,35%, livello storicamente molto basso, raggiunto in un anno in cui, sebbene le emissioni totali siano state inferiori a quelle del 2013, quelle a medio-lungo termine (con scadenza superiore all'anno) sono invece risultate lievemente superiori. Il Tesoro ha infatti potuto beneficiare del livello e della conformazione della curva dei rendimenti, con una presenza in emissione significativa su tutte le scadenze a più lungo termine: oltre a quella a 10 anni, è stata resa regolare - con aste mensili - anche la scadenza a 7 anni, mentre contestualmente si è proceduto al lancio di un nuovo titolo nominale a 15 anni ed è stata garantita una presenza continua sulla scadenza trentennale con diverse riaperture del titolo di riferimento. D'altra parte, il miglioramento delle condizioni di mercato ha consentito al Tesoro di proseguire, anche nel 2014, il processo di riduzione delle emissioni a breve termine, in linea con la strategia di stabilizzazione o allungamento della vita media e della durata finanziaria del debito.

Per quanto riguarda il secondo aspetto - la composizione della domanda - il livello storicamente molto basso dei tassi di interesse ha spinto molti investitori,

compresi quelli esteri, al ribilanciamento dei portafogli verso scadenze più lunghe dei titoli nominali BTP.

GRAFICO VI.1: LA CURVA DEI RENDIMENTI DEI TITOLI DI STATO 2013-2014


5,00
4,00
3,00
2,00
1,00
0,00
0,50
0,20
0,10
0,96
0,39
0,32
1,21
0,60
0,50
2,70
1,37
0,92
4,09
2,74
1,88
4,87
3,99
3,22
3 mesi
1 anno
2 anni
5 anni
10 anni
30 anni
Fine dicembre '13
Fine giugno '14
Fine dicembre '14

Un terzo aspetto di grande rilevanza che ha caratterizzato la gestione del debito nel 2014 è stata la piena normalizzazione del mercato dei titoli indicizzati all'inflazione dell'area euro, i BTP€i, e dei CCTeu, due segmenti la cui ripresa in termini di performance, volumi scambiati e interesse degli investitori domestici ed internazionali si era già manifestata nel 2013, ma che nel 2014 ha mostrato un ulteriore miglioramento.

Per quanto riguarda i BTP€i, il Tesoro ha non solo aumentato l'offerta, lanciando anche un nuovo titolo a 10 anni atteso da tempo, ma è tornato ad emettere su tutta la curva dei tassi reali, inclusa la scadenza trentennale, che era rimasta preclusa per diversi anni.

I CCTeu sono tornati in linea con le valorizzazioni di mercato degli equivalenti titoli BTP a tasso fisso e, in molti casi, i titoli in corso di emissione hanno registrato una performance migliore dei BTP di pari scadenza, segno di un ritorno di interesse da parte soprattutto di investitori istituzionali domestici, che il Tesoro ha assecondato aumentando l'offerta e allungando gradualmente la scadenza all'emissione dei nuovi titoli all'interno del *range* tra 5 e 7 anni, preannunciato nelle Linee Guida (l'ultimo titolo emesso nel 2014 presentava una scadenza di quasi 6,5 anni).

Un altro elemento che ha favorito l'attività di emissione è stato l'incremento della liquidità sul mercato secondario, soprattutto sulle piattaforme elettroniche ed in particolare su quella regolamentata - MTS Italia - cui ha contribuito la più sistematica partecipazione degli investitori esteri.

La normalizzazione del mercato primario si è esplicitata anche attraverso il ritorno ad un impiego limitato dei titoli non più in corso di emissione (*off the run*), le riaperture dei quali hanno infatti riguardato due BTP con vita residua di 20 e 23 anni e un CCTeu con vita residua quadriennale. Anche nel 2014 le emissioni *off the*

run, possibili sia nelle tornate di metà mese che in quelle di fine mese, sono state gestite con una tempistica flessibile al fine di migliorare il funzionamento del mercato secondario dei titoli di Stato o per specifiche esigenze della domanda.

Titoli domestici

BOT

Come esposto nel Capitolo III, in coerenza con la strategia volta alla stabilizzazione della vita media del debito e al fine di non gravare eccessivamente sulle già rilevanti scadenze di titoli attese nell'anno 2015, i principali obiettivi operativi per il comparto a breve termine sono stati quelli di proseguire nel contenimento delle emissioni già avviato nell'anno precedente, garantendo al contempo un'adeguata liquidità ai BOT sul mercato secondario, nonché di soddisfare la domanda espressa dalla clientela alle relative aste.

A tal fine, le Linee Guida prevedevano che nel corso dell'anno le emissioni di BOT sarebbero avvenute con regolarità solo sulle scadenze a 6 e 12 mesi, ferma restando la facoltà del Tesoro di emettere anche titoli con scadenze trimestrali o flessibili, in caso di specifiche esigenze di cassa. Sempre in quest'ottica, a partire dalla prima asta con regolamento nell'anno 2014, la percentuale della riapertura riservata agli Specialisti è stata fissata al 10% del quantitativo offerto nell'asta ordinaria (in riduzione rispetto al 15% dell'anno precedente). La calendarizzazione delle tornate d'asta non è invece variata, con i buoni annuali offerti nell'asta di metà mese (con la possibilità di essere affiancati dai titoli a 3 mesi) e i buoni semestrali in quella di fine mese.

Pertanto, nel 2014 sono stati emessi 182.407 milioni di euro di BOT, con una riduzione del 16,5% rispetto ai 218.366 milioni del 2013. Le emissioni nette sono state negative sia per il titolo semestrale (-8.191 milioni di euro), sia per l'annuale (-7.412 milioni), per un riduzione totale del comparto BOT pari a circa 15.603 milioni. Nel corso dell'anno si è quindi verificato un lieve ribilanciamento delle emissioni, riducendo in misura proporzionalmente maggiore il titolo semestrale - storicamente caratterizzato da aste con importi più consistenti, dovute anche all'esigenza di dare maggiore liquidità agli strumenti che determinano l'indicizzazione dei CCT le cui cedole sono legate ai tassi BOT semestrali - ma cercando al tempo stesso di controllare le emissioni del titolo annuale, per evitare di aggravare la già citata concentrazione di scadenze del 2015.

Il rilevante calo delle emissioni sul comparto a breve termine è stato inoltre agevolato dal fatto che - in virtù delle elevate disponibilità liquide detenute dal Tesoro nel corso dell'anno - è stato possibile evitare il ricorso agli strumenti discrezionali e con scadenza più a breve termine; nel 2014, infatti, non si sono svolte aste di BOT trimestrali, né di BOT flessibili.

L'ammontare complessivo dei BOT in circolazione si è dunque ridotto di circa 15 miliardi di euro, attestandosi a fine anno al 7,04% del totale dei titoli di Stato, in coerenza con l'obiettivo definito nel Decreto Cornice, che prevedeva una quota compresa tra il 5% e il 15%. Confrontando questo dato con il valore osservato alla fine degli anni precedenti, si nota un *trend* discendente rispetto all'8,19% registrato

nel dicembre 2013 e al 9,22% di fine 2012, in linea con la citata strategia di riduzione del comparto a breve termine, già avviata dal 2013.

La domanda espressa in asta dalle controparti bancarie si è mantenuta elevata per tutto l'anno, come testimoniato dalla crescita del rapporto domanda/offerta (*bid to cover ratio*), che in media è stato di 1,64 per i BOT semestrali e di 1,65 per gli annuali, in confronto rispettivamente con l'1,55 e l'1,54 osservati nel 2013. A tale innalzamento ha verosimilmente contribuito la citata riduzione degli importi mediamente offerti, che ha più che compensato la minore attrattività dello strumento determinata dal sensibile abbassamento dei rendimenti.

I tassi a breve termine, infatti, hanno continuato il loro trend discendente, agevolato dalle misure accomodanti di politica monetaria decise dalla BCE e dal migliorato clima di fiducia nei confronti dei titoli italiani. Le buone performance del mercato dei titoli di Stato e del monetario si sono quindi riflesse anche sul tasso di interesse medio di aggiudicazione dei BOT in asta, che nel 2014 è risultato pari allo 0,48% per gli annuali e allo 0,43% per i semestrali, in deciso calo rispetto agli anni precedenti e in continuità con la riduzione osservata a partire dal 2011.

GRAFICO VI.2: TASSO MEDIO DI AGGIUDICAZIONE IN ASTA DEI BOT A 6 E 12 MESI – ANNI 2010-2014 (tassi percentuali)


3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
3,17
2,41
2,30
1,88
1,28
0,93
0,99
0,80
0,48
0,43
2010
2011
2012
2013
2014
BOT 6 mesi
BOT 12 mesi

Nel dettaglio, il BOT semestrale ha toccato il suo minimo storico nell'asta di fine agosto (0,136%), per poi risalire leggermente nelle ultime aste dell'anno. Andamento analogo per il BOT annuale che ha fatto registrare il suo rendimento minimo nell'asta di metà settembre (0,271%), per poi attestarsi su livelli più elevati nelle aste successive, mantenendosi comunque su livelli storicamente bassi fino alla fine dell'anno.

Nel corso dell'anno si è anche osservata una maggiore convergenza dei rendimenti dei BOT in asta rispetto ai tassi di mercato interbancario di pari scadenza (Euribor). Ciò è facilmente riscontrabile nel successivo Grafico VI.3, che confronta il tasso medio ponderato rilevato alle aste dei BOT semestrali degli anni 2013 e 2014 con il corrispondente tasso Euribor pubblicato nel medesimo giorno. Dal grafico è infatti evidente come nel 2014 l'andamento dei due rendimenti sia stato assai più

omogeneo rispetto all'anno precedente: le due curve tendono a sovrapporsi e ad intersecarsi, cosicché in alcuni mesi si assiste al ritorno di uno spread BOT-Euribor negativo, a riprova della migliorata percezione degli investitori riguardo alla rischiosità dei titoli di Stato italiani a breve termine, anche in relazione al mercato monetario di riferimento.

GRAFICO VI.3: RENDIMENTO ALL'EMISSIONE DEI BOT SEMESTRALI E CONFRONTO CON IL TASSO EURIBOR – ANNI 2013-2014 (tassi percentuali)


1,40
1,20
1,00
0,80
0,60
0,40
0,20
0,00
2-gen-13
31-gen-13
feb-13
mar-13
apr-13
mag-13
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
2-gen-14
31-gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
Rendimento semplice BOT
Tasso Euribor 6 mesi

CTZ

Sulla scadenza a 24 mesi, sono stati collocati CTZ per un totale di 32.969 milioni di euro, con una riduzione del 13,6% rispetto ai 38.157 milioni di euro emessi l'anno prima. L'ammontare di titoli rimborsati è stato di oltre 56 miliardi di euro, ben superiori ai 23 miliardi scaduti nel 2013, data la politica di emissione che nel 2012 si era caratterizzata per il collocamento di più titoli con scadenza nel 2014. Questo aspetto, insieme alla strategia di alleggerimento delle emissioni sulle scadenze più brevi, ha determinato una diminuzione dello stock di CTZ in circolazione e della loro quota sul debito. Infatti, alla fine del 2014, il circolante si è ridotto del 31% circa (corrispondente ad un calo di 23.676 milioni di euro), con i CTZ che rappresentavano il 2,96% dello stock dei titoli di Stato, rispetto al 4,44% del 2013.

Il rapporto di copertura delle aste è stato sempre ampiamente soddisfacente, compreso tra il minimo di 1,42 registrato a fine agosto con un'offerta di 3 miliardi e il massimo di 2,02 a fine marzo, a fronte di un'offerta di 2,5 miliardi. Peraltro, la variabilità dei volumi proposti in asta per questo titolo è stata abbastanza contenuta, considerato che i relativi importi sono stati compresi tra il minimo di fine luglio (2.250 milioni) e il massimo di fine aprile (3.500 milioni).

I rendimenti all'emissione hanno registrato una costante diminuzione dall'inizio dell'anno fino a marzo, seguita da una fase di lieve correzione ad aprile e maggio, per poi riprendere il cammino discendente fino al minimo dell'anno nel

mese di agosto, con un tasso dello 0,326%. Si è poi registrato un nuovo significativo innalzamento, in corrispondenza del generale rimbalzo determinato dai bruschi movimenti che hanno caratterizzato i titoli statunitensi a metà ottobre.

GRAFICO VI.4: RENDIMENTI ALL'EMISSIONE DEI CTZ – ANNO 2014


1,60
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0,00
1,346
1,031
0,822
0,707
0,786
0,786
0,591
0,428
0,326
0,385
0,692
02-gen
31-gen
febbraio
marzo
aprile
maggio
giugno
luglio
agosto
settembre
ottobre
novembre
dicembre

Nota: Il grafico è costruito sulla base delle date di regolamento delle aste. A novembre l'asta non si è tenuta per via dell'abbondante liquidità di cassa.

BTP

Nei comparti dei BTP nominali, il Tesoro ha cercato di alleggerire le emissioni lorde di titoli con scadenza a più breve termine, sia facendo leva sul nuovo strumento settennale, la cui offerta è stata regolare anche per garantirne un'adeguata liquidità e soddisfare la domanda del comparto, sia sfruttando la conformazione della curva dei rendimenti nominali per collocare rilevanti quantitativi di titoli con scadenza più estesa.

Nel comparto a 3 anni, infatti, i titoli in circolazione si sono ridotti di circa l'8% rispetto al 2013, per l'effetto combinato del ridotto volume in emissione e dei consistenti rimborsi, tale da determinare emissioni nette negative per oltre 9 miliardi di euro.

Nel comparto a 5 anni, invece, le emissioni nette sono risultate positive per più di 22 miliardi di euro, dati i più elevati importi collocati e a fronte di scadenze che sono state circa la metà di quelle del comparto triennale.

Per quanto riguarda la scadenza di più recente inaugurazione, nel 2014 il BTP a 7 anni è stato integrato all'interno del programma mensile di aste, dopo il primo collocamento sindacato regolato il 16 ottobre 2013. L'ampio e positivo riscontro ottenuto presso gli investitori testimonia come il segmento a 7 anni sia riuscito ad affermarsi come *benchmark* sulla curva dei rendimenti italiana. Le emissioni si sono svolte con il meccanismo d'asta ordinaria e determinazione discrezionale del prezzo, in occasione delle aste a medio-lungo termine di metà mese. Il primo titolo settennale, il BTP 16/10/2013 - 01/05/2021, con cedola annua del 3,75%, è stato

proposto fino a maggio e il suo circolante ha raggiunto i 18,4 miliardi di euro. Nell'asta regolata il 16 giugno, invece, è stato inaugurato il BTP 15/06/2014 - 15/12/2021, con cedola del 2,15%, il cui circolante si è attestato sui 14,8 miliardi di euro alla fine del 2014.

Il BTP con scadenza decennale ha confermato il suo ruolo di titolo di riferimento per l'intera curva dei rendimenti nominali, per cui sia le emissioni lorde che il peso relativo sullo stock dei titoli di Stato in circolazione sono stati mantenuti in linea con quelli dei recenti anni.

Nei segmenti ultradecennali, le migliorate condizioni di comparto hanno permesso di consolidare i risultati del 2013 e realizzare collocamenti con adeguata regolarità. Si è, in particolare, proceduto al lancio di un nuovo BTP a 15 anni ed è stata garantita una presenza continua sulla scadenza a 30 anni con diverse riaperture del titolo di riferimento.

Per il lancio di nuovi titoli caratterizzati da una maggiore complessità intrinseca dello strumento o da una domanda più settoriale, la metodologia di emissione è consistita nella costituzione di un sindacato di banche appartenenti al gruppo degli Specialisti in titoli di Stato, guidate da quattro o cinque *lead manager* dell'operazione mentre gli altri Specialisti hanno partecipato in qualità di *co-lead manager*. La scelta delle banche incaricate come *lead manager* di un'emissione sindacata si fonda su una molteplicità di fattori: in primo luogo la posizione nella graduatoria determinata in base alla performance complessiva dell'attività degli Specialisti con riguardo a tutti i comparti di mercato primario e secondario; inoltre, le specifiche capacità di penetrazione nel segmento di mercato in cui si colloca la singola operazione; in terzo luogo, la qualità delle osservazioni formulate circa opportunità, modalità e tempistica dell'operazione e delle tecniche di *pricing* proposte per l'emissione. Ove compatibile col pieno successo dell'operazione, si applica in via residuale anche un criterio di rotazione.

Nel mese di gennaio 2014, il collocamento del BTP 01/03/2014 - 01/03/2030, con cedola del 3,50%, è stato condotto tramite un sindacato costituito da cinque *lead managers* (Deutsche Bank, HSBC France, JP Morgan, Monte dei Paschi di Siena, Royal Bank of Scotland) e dagli altri Specialisti in titoli di Stato in qualità di *co-lead*. Sono stati emessi 7 miliardi a fronte di una domanda di 20,4 miliardi di euro e hanno partecipato più di 300 investitori. Nei grafici che seguono vengono indicate le quote di assegnazione per tipologia di investitore e loro residenza geografica.

GRAFICO VI.5: BTP 1 MARZO 2030 – DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE


Banche centrali e istituzioni governative; 7%
Retail / Corporate / Altro ; 2%
Hedge Funds ; 6%
Fondi d'investimento; 36%
Fondi pensione e assicurazioni; 23%
Banche; 26%

GRAFICO VI.6: BTP 1 MARZO 2030 – DISTRIBUZIONE GEOGRAFICA


Benelux; 2%
Altro; 2%
Asia e Medio Oriente; 2%
Scandinavia; 5%
Germania, Austria e Svizzera; 8%
Italia; 36%
Francia; 9%
Stati Uniti; 13%
Gran Bretagna e Irlanda; 23%

Il nuovo titolo a 15 anni è stato offerto fino a novembre, con il circolante di fine anno che si è attestato sui 12,8 miliardi di euro.

Nel comparto a trent'anni, il Tesoro non ha introdotto un nuovo *benchmark* in quanto il titolo *on-the-run* non aveva ancora raggiunto un circolante tale da garantire una sufficiente liquidità sul mercato secondario. Le condizioni del comparto, inoltre, non sono apparse veramente recettive per il lancio di un nuovo *benchmark*. Il Tesoro ha comunque garantito emissioni regolari, contribuendo così a migliorare le condizioni di liquidità per i titoli a più lungo termine. Infatti, il BTP 01/03/2013 - 01/09/2044, con cedola del 4,75%, che era stato inaugurato tramite sindacato il 22 maggio 2013, è stato riproposto in quattro occasioni per un importo complessivo di 5.725 milioni di euro, portandone il circolante su un valore di poco inferiore a 15 miliardi di euro.

I rendimenti all'emissione dei BTP nominali hanno fatto registrare un marcato calo su tutto il tratto di scadenze compreso tra i 5 e i 15 anni. Rispetto alle ultime aste del 2013, la riduzione maggiore ha riguardato il tasso a 5 anni, diminuito di ben

195 punti base, quello a 7 anni, passato dal 3,76% all'1,74%, e il rendimento del BTP a 10 anni, ridottosi di ben 193 p.b., dal 4,01% di fine 2013 al 2,08% dell'ultima asta regolata a dicembre 2014. Inoltre, sulle scadenze triennale e quinquennale, negli ultimi mesi del 2014 si sono registrati rendimenti inferiori all'1%.

I rapporti di copertura (*bid to cover ratio*) in asta sono sempre stati soddisfacenti, compresi fra il minimo di 1,25 - registrato nell'asta di fine febbraio sulla tranche da 3.750 milioni del titolo decennale lanciato il mese prima - e il massimo dell'1,66 dell'asta del BTP triennale di metà settembre, collocato per 2.457 milioni. Benché la quantità in offerta sia un fattore che di norma contribuisce in misura inversamente proporzionale al *bid to cover*, talora il clima di mercato più o meno favorevole ha giocato un ruolo ancora più significativo.

GRAFICO VI.7: RENDIMENTI IN ASTA DEI BTP CON SCADENZA TRA 3 E 10 ANNI - ANNO 2014


BTP 3 anni
BTP 5 anni
BTP 7 anni
BTP 10 anni
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
4,11
3,81
3,42
3,29
3,22
3,01
2,81
2,60
2,39
2,45
2,44
2,08
3,17
3,02
2,71
2,44
2,29
2,12
2,17
1,71
1,71
1,74
2,71
2,43
2,14
1,88
1,84
1,62
1,35
1,20
1,10
1,06
1,23
0,94
1,51
1,41
1,12
0,93
1,07
0,89
0,84
0,52
0,70
0,77
GENNAIO
FEBBRAIO
MARZO
APRILE
MAGGIO
GIUGNO
LUGLIO
AGOSTO
SETTEMBRE
OTTOBRE
NOVEMBRE
DICEMBRE

GRAFICO VI.8: RENDIMENTI IN ASTA DEI BTP A LUNGO TERMINE - ANNO 2014


BTP 15 anni
BTP 30 anni
BTP off the run (vita residua circa 20 anni)
5,00
4,50
4,00
3,50
3,00
2,50
2,00
4,59
4,27
4,05
3,66
4,26
4,01
3,71
3,85
3,575
3,44
3,03
2,97
GENNAIO
MARZO
MAGGIO
LUGLIO
SETTEMBRE
NOVEMBRE

Nel complesso, le emissioni lorde di BTP nominali sono state di circa 171.184 milioni di euro, compresi i titoli *off the run* e al netto dei concambi, con un incremento pari al 14% rispetto ai 150.066 milioni di euro del 2013. In dettaglio, sono stati collocati 38.046 milioni nel comparto fino a tre anni, 41.709 milioni nel comparto fino a cinque anni, 28.180 milioni nel comparto a 7 anni, 39.064 milioni nell'area dieci anni, 16.482 milioni tra gli 11 e i 15 anni e, infine, 7.701 milioni tra i 16 e i 30 anni.

Il circolante dei BTP nominali ha registrato un incremento, nell'arco dei dodici mesi, pari a 80.459 milioni di euro. In termini percentuali tali titoli rappresentavano il 67,56 per cento dello stock titoli di Stato, in aumento di 2,33 punti percentuali rispetto al 2013.

I titoli indicizzati all'inflazione: BTP€i e BTP Italia

Nel comparto indicizzato, il Tesoro ha collocato sia il BTP€i, titolo indicizzato all'inflazione europea (con esclusione dei prodotti a base di tabacco) e con rivalutazione del capitale corrisposta al momento dell'estinzione del titolo, sia il BTP Italia, lo strumento finanziario indicizzato all'inflazione italiana (Indice FOI, senza tabacchi - Indice dei prezzi al consumo per le famiglie di operai e impiegati), la cui rivalutazione in linea capitale viene corrisposta semestralmente in occasione dello stacco cedolare.

GRAFICO VI.9: RENDIMENTI IN ASTA DEI BTP€i – ANNO 2014


BTP €i 5 anni
BTP €i 10 anni
BTP €i 15 anni
BTP €i 30 anni
3,00
2,50
2,00
1,50
1,00
0,50
0,00
30 anni
2,12
2,39
2,09
1,92
1,66
1,68
1,62
1,39
1,20
1,16
1,43
0,53
0,25
GENNAIO
MARZO
MAGGIO
LUGLIO
SETTEMBRE
NOVEMBRE

Per quanto riguarda il BTP€i, nel 2014 le emissioni lorde sono state pari a nominali 14.488 milioni di euro, con un aumento pari a +34,7% in confronto ai 10.757 milioni di euro emessi nel 2013. Decisiva per questo incremento è stata l'operazione di collocamento tramite sindacato, guidato da cinque banche specialiste (Banca IMI, Barclays, Citigroup, Goldman Sachs e Société Générale), del nuovo *benchmark* decennale BTP€i 15 settembre 2024, effettuata nel mese di marzo. In tale operazione sono stati assegnati 4.500 milioni di euro, a fronte di una domanda complessiva di 11,4 miliardi circa. La distribuzione per tipologia di investitore è



risultata di grande qualità e quella geografica ha registrato un 35,4% allocato in Italia ed una partecipazione internazionale molto variegata (vedi grafici seguenti).

GRAFICO VI.10: BTP€i 15 SETTEMBRE 2024 DISTRIBUZIONE PER TIPOLOGIA D'INVESTITORE


Altro; 1,10
Corporations; 1,60
Hedge Fund; 2,80
Banche Centrali; 11,60
Banche; 33,70
Fondi pensione e assicurazioni; 15,00
Fondi d'investimento; 34,20

GRAFICO VI.11: BTP€i 15 SETTEMBRE 2024 DISTRIBUZIONE GEOGRAFICA


Asia; 3,2
Medio oriente; 1,7
Stati Uniti; 10,9
Benelux; 1,4
Altro; 0,4
Germania Austria e Svizzera; 3,2
Italia; 35,4
Iberia; 3,3
Scandinavia; 6,3
Francia; 11,6
Gran Bretagna e Irlanda; 22,6

Complessivamente, nell'anno sono stati collocati 4.170 milioni nel comparto a 5 anni, 8.256 milioni nel segmento a 10 anni, 1.536 milioni per la scadenza a 15 anni e 525 milioni su quella trentennale.

Per quel che concerne i *bid to cover* in asta, le aste dei BTP€i hanno registrato valori più alti di quanto osservato sugli altri titoli - da un minimo di 1,81 a un massimo di 2,81 - ma per questo comparto la correlazione inversa tra importo emesso, di entità molto più contenuta che sui BTP nominali, e rapporto di copertura si è rivelata molto stretta.

Si evidenzia che il Tesoro è tornato a emettere sul segmento a 30 anni dopo quattro anni di assenza, collocando 525 milioni di euro del BTP€i 15/09/2009 - 15/09/2041, con cedola reale del 2,55%. Il circolante del titolo è risultato prossimo ai 7 miliardi di euro a fine 2014.

Nello stesso comparto sono stati proposti due nuovi BTP Italia con durata di 6 anni, diversamente dai 4 anni degli altri BTP Italia, e con un'innovativa modalità di svolgimento del collocamento, pensato per differenziare le categorie di investitori. Infatti, pur continuando ad essere proposto attraverso il MOT (Mercato Telematico delle Obbligazioni e Titoli di Stato di Borsa Italiana), il collocamento si è articolato in due fasi di distribuzione: la prima aperta a soggetti più propriamente identificabili come *retail*, ad esclusione quindi di determinate categorie di investitori (istituzionali residenti all'estero, controparti qualificate e clienti professionali), mentre l'ultimo giorno del periodo di collocamento è stato riservato ai soggetti non ammessi durante la prima fase.

In occasione della sesta emissione, Banca IMI S.p.A. e UniCredit S.p.A. hanno raccolto ordini per il BTP Italia 23/04/2014 - 23/04/2020, con tasso cedolare reale annuo definitivo dell'1,65%, per un importo complessivo di 20.565 milioni di euro.

Nel corso della prima fase del collocamento, dal 14 al 16 aprile, sono stati conclusi 170.217 contratti per un controvalore pari a 10.068 milioni di euro, di cui il 50% di importo inferiore ai 20.000 euro e l'80% di importo fino a 50.000 euro, con una presenza bilanciata di investitori individuali, classificati come persone fisiche, e *private banking*. Di questi, circa il 95% è stato rappresentato da soggetti domestici.

Nella seconda fase del periodo di collocamento, durante la quale il Tesoro ha esercitato la facoltà di chiusura anticipata, il numero di contratti conclusi è stato pari a 1.054 per un controvalore pari a 10.496 milioni di euro, di cui il 55% è stato sottoscritto da banche e circa il 30% da *asset manager* e fondi d'investimento. Quote minori sono state allocate presso banche centrali e istituzioni ufficiali (12%), assicurazioni e *corporation* (3%). Nell'ultimo giorno di collocamento si è assistito ad una notevole diversificazione geografica, pur in presenza di una quota dominante di investitori italiani, che hanno sottoscritto circa il 76% del controvalore relativo a questa fase, mentre agli investitori esteri è stato assegnato il 24%, con una prevalenza di europei, ma anche una presenza non trascurabile di investitori asiatici (6,4%).

L'accoglienza molto positiva ricevuta in questo collocamento, tenutosi in un contesto di mercato molto favorevole, ha però evidenziato anche che la restrizione temporale applicata alla seconda fase (riservata agli investitori istituzionali) non era stata sufficiente a limitare le dimensioni finali dell'emissione ai livelli più contenuti auspicati dal Tesoro.

Per la seconda emissione programmata nell'anno, tenutasi tra il 20 e il 23 ottobre, è stato allora introdotto un meccanismo di riparto per la seconda fase dell'emissione, sempre riservata alla componente istituzionale della domanda e limitata all'ultimo giorno del collocamento. In particolare, secondo tale meccanismo, le proposte di adesione raccolte durante tale fase possono essere soddisfatte sia interamente, sia applicando un meccanismo di riparto equi-proporzionale nel caso in cui la quantità raccolta ecceda l'importo massimo che il Tesoro è disposto ad emettere; tale ammontare viene comunicato successivamente alla chiusura della raccolta degli ordini. Nella settima emissione, tenutasi nel mese di ottobre, gli ordini sono stati raccolti attraverso BNP Paribas e Monte dei Paschi di Siena. Per il BTP Italia 27/10/2014 - 27/10/2020, del quale sono stati emessi 7.506 milioni di euro, è stato fissato il tasso cedolare reale annuo definitivo dell'1,25%. In particolare, nel corso della prima fase, dal 20 ottobre al 22 ottobre,

sono stati conclusi 82.642 contratti per un controvalore pari a 4.573 milioni di euro, di cui la quota sottoscritta dal *private banking* (59%) è risultata superiore rispetto a quella degli investitori individuali (41%). Per quanto riguarda la ripartizione geografica, si è trattato quasi interamente di investitori *retail* domestici.

Nella seconda fase, aperta e chiusa il 23 ottobre, che non ha visto la necessità di applicare il meccanismo di riparto sopra indicato, il numero di contratti conclusi è stato pari a 359 per un controvalore pari a 2.933 milioni di euro, di cui circa il 61% aggiudicato a banche e istituzioni finanziarie, il 22% agli *asset manager* e il 17% sottoscritto da assicurazioni e *corporation*. Il collocamento del titolo in questa fase ha visto una presenza del 96% di investitori italiani, mentre il restante importo è stato collocato presso investitori esteri europei.

Il comparto degli indicizzati, nel complesso, ha totalizzato un ammontare rivalutato per l'inflazione pari a 224.797 milioni di euro che, rispetto ai 199.942 milioni di euro del 2013, rappresenta una crescita del 12,42% nell'arco dei dodici mesi. In termini percentuali, tale comparto ha raggiunto alla fine del 2014 il 12,61% dello stock di titoli di Stato a fronte dell'11,61% relativo all'anno prima.

Per i BTP€i, il circolante rivalutato è diminuito di 3.125 milioni di euro rispetto al 31 dicembre 2013, in quanto a settembre 2014 sono stati rimborsati 18.360 milioni di euro di un titolo decennale. In termini percentuali, i BTP€i si sono attestati al 7,31% sul totale dei titoli di Stato, rispetto al 7,75% del 2013.

Lo stock dei BTP Italia, invece, è cresciuto di un importo pari a +28.071 milioni di euro, rappresentando il 5,30% del circolante complessivo a fine 2014.

CCTeu

Nel comparto del tasso variabile, i CCTeu hanno fatto registrare ulteriori miglioramenti, in continuità con il 2013, sia in termini di performance che di volumi scambiati sul mercato secondario. Durante l'ultimo anno, infatti, i rendimenti dei CCTeu si sono gradualmente allineati a quelli dei BTP nominali di scadenza equivalente. A fronte del crescente interesse degli investitori soprattutto domestici, istituzionali e *retail*, ma anche di quelli internazionali, il Tesoro ha quindi aumentato l'offerta e allungato gradualmente la scadenza all'emissione dei nuovi titoli, all'interno del *range* tra i 5 ed i 7 anni. In particolare, l'ultimo CCTeu inaugurato nel 2014 è stato aperto con una scadenza di oltre 6 anni. La normalizzazione del comparto in esame ha anche consentito al Tesoro di confermare la frequenza mensile dei collocamenti per fornire la liquidità al mercato, nelle aste di fine mese contestualmente alle emissioni di BTP nominali a 5 e 10 anni.

I rapporti di copertura dei CCTeu sono risultati soddisfacenti e rimasti all'interno di un *range* di oscillazione contenuto (tra un minimo 1,31 e un massimo di 1,59), abbastanza sensibile all'entità dell'emissione.

Nel 2014 le scadenze dei titoli a tasso variabile sono ammontate a circa 26 miliardi di euro, 12 miliardi in più rispetto all'importo rimborsato nel 2013. Tale volume di scadenze ha fatto sì che, nonostante l'aumento delle emissioni lorde di circa 5 miliardi, le emissioni nette siano risultate negative per -5.566 milioni di euro. Questo aspetto contribuisce all'obiettivo di riduzione dell'esposizione del debito al rischio di tasso di interesse. Infatti, nel corso degli ultimi dodici mesi, il circolante complessivo dei CCT[1] e CCTeu si è ridotto per un importo corrispondente alle emissioni nette, e la percentuale dei titoli a tasso variabile nella composizione dei titoli di Stato è risultata del 6,68% dello stock a fine 2014, rispetto al 7,24% registrato nel 2013.

Caratteristiche della domanda in asta per i BTP nominali in termini di residenza geografica

Anche nel 2014 larga parte (oltre il 95%) dei collocamenti via asta dei BTP nominali è stato sottoscritto dagli Specialisti in titoli di Stato. Di questi acquisti una parte rilevante si è dovuta agli ordini che gli Specialisti hanno ricevuto dai loro clienti istituzionali nelle fasi che immediatamente precedono o seguono la chiusura del collocamento.

Analizzando questi ordini su base mensile, è piuttosto evidente (vedi Grafico VI.12) come nel 2014 la componente della domanda estera sia aumentata in modo strutturale rispetto al 2013, seguendo una tendenza già maturata nella seconda metà di quello stesso anno. Tale aspetto ha sicuramente contribuito al miglioramento delle condizioni di mercato e di costo delle emissioni descritto nel Capitolo IV. Tuttavia, il profilo della presenza estera non è stato omogeneo, ma è apparso inevitabilmente influenzato dalle vicissitudini di mercato che si sono susseguite durante l'anno. Da notare, in particolare, come la tendenza all'aumento progressivo della presenza estera dei primi mesi dell'anno si sia in parte interrotta nei periodo da maggio ad agosto, caratterizzato da mercati maggiormente volatili e da fasi di tensione, per poi riprendere il suo percorso nell'ultimo trimestre.

Guardando alla composizione della domanda estera, l'aspetto certamente più rilevante è il ruolo crescente che nel 2014 hanno assunto gli investitori residenti in America, che hanno rivestito un ruolo fondamentale nell'ampliamento della base degli investitori esteri registrato nel 2014. Peraltro, guardando all'evoluzione infra-annuale, è interessante notare come questa domanda sia stata anche meno elastica di quella europea rispetto agli andamenti di mercato che hanno caratterizzato parte del secondo e del terzo trimestre dell'anno. Prendendo come riferimento l'intero biennio 2013-2014, è comunque ben visibile come anche la presenza degli investitori europei sia tornata su livelli strutturalmente più sostenuti.

[1] Si tenga presente che dal 2010 i CCT non vengono più emessi regolarmente ma solo per favorire la liquidità del mercato secondario dei titoli in circolazione.

GRAFICO VI.12: COMPOSIZIONE PER PROVENIENZA GEOGRAFICA DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO (ANNI 2013-2014)


100%
90%
80%
70%
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50%
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0%
gen-13
feb-13
mar-13
apr-13
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giu-13
lug-13
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gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
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Resto del mondo
America
Europa
Italia

Caratteristiche della domanda in asta per i BTP nominali in termini di tipologia di controparte

L'analisi degli ordini che gli Specialisti ricevono dai loro clienti istituzionali nelle fasi che immediatamente precedono o seguono la chiusura del collocamento è anche utile per scomporre l'evoluzione per tipologia della clientela interessata ad acquistare i titoli di Stato in asta.

Come si evince dal Grafico VI.13, nel 2014, in piena continuità con il 2013, la principale tipologia di clientela è stata quella dei fondi di investimento che, in media, hanno rappresentato circa il 45% della domanda di clientela istituzionale in asta. Di particolare rilievo appaiono non solo l'entità in termini di media percentuale della loro partecipazione, ma anche la stabilità e la continuità della loro partecipazione mensile.

Il secondo segmento, in termini di rilevanza per quota domandata in asta, è stato quello bancario (in questa categoria si tiene conto degli ordini provenienti da *Primary Dealer*, banche di investimento, banche commerciali, ordini provenienti da portafogli separati ed autonomi di banche partecipanti all'asta) che in media nel 2014 hanno rappresentato circa il 24% della domanda. Tuttavia, questo segmento di clientela ha visto ridurre la sua partecipazione in asta in modo rilevante nel corso dei mesi già a partire dal 2013, quando la media annuale si era attestata sul 30% circa con picchi del 45%. Nel corso del 2014, invece, a fronte della citata media annua del 24%, l'ultimo semestre si è attestato su una media del 20%, raggiungendo il valore minimo nel mese di dicembre con circa il 12%. Si tratta di un trend di riduzione della partecipazione bancaria che in una certa misura riflette una generalizzata riduzione della capacità di assorbimento - e di mantenimento nei portafogli - di titoli di Stato da parte del mondo bancario. Alla base di questa tendenza sembra aver anche contribuito il nuovo contesto regolamentare che, a parità di capitalizzazione, rende maggiormente onerosa la detenzione di titoli di Stato ed i cui effetti sono stati già ampiamente illustrati nel Capitolo IV.

A fronte della riduzione del segmento bancario si è assistito, viceversa, ad un corrispondente aumento della quota domandata dal segmento degli *hedge fund*. Questi infatti sono passati da una quota media del 7% nel 2013 ad una quota del 14%

nel 2014, raddoppiando di fatto la loro domanda media in asta. A rafforzare questa tendenza nel 2014 ha senza dubbio contribuito la performance molto positiva dei titoli di Stato nei mesi finali dell'anno, che hanno risentito non poco delle attese collegate agli interventi non convenzionali di politica monetaria della BCE mirati ad aumentare le aspettative di inflazione. L'attività di questo tipo di fondi si è quindi posta all'interno di un trend rialzista che ha connotato fortemente il mercato, specialmente nell'ultimo trimestre dell'anno.

Componenti residuali della domanda, ancorché importanti, sono stati da un lato i fondi pensione e le assicurazioni, dall'altro le banche centrali ed altre istituzioni pubbliche, che rispettivamente hanno rappresentato circa il 3-4 % della domanda complessiva.

GRAFICO VI.13: COMPOSIZIONE PER TIPOLOGIA DI CONTROPARTE DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO (ANNI 2013-2014)


100%
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gen-13
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Fondi gestione
Banche
Fondi Hedge
Banche Centrali ed altre entità pubbliche
Compagnie assicurative
Fondi pensione
Corporate&Retail

Le operazioni straordinarie di concambio e riacquisto

Come annunciato nelle Linee Guida per il 2014, nel corso dell'anno si è fatto ampio ricorso alle operazioni straordinarie di concambio e riacquisto di titoli di Stato, con la finalità principale di contenere le scadenze concentrate negli anni 2015 e 2017.

Oltre a favorire la gestione del rischio di rifinanziamento, queste operazioni hanno consentito il raggiungimento di ulteriori obiettivi, quali il miglioramento della liquidità e dell'efficienza del mercato secondario. Come di consueto, è stata infatti posta particolare attenzione nella scelta dei titoli oggetto delle operazioni

straordinarie, selezionando titoli in emissione per i quali il mercato esprimeva una buona domanda e che necessitavano di ulteriore liquidità e, al contempo, preferendo titoli in acquisto con prezzi sotto o vicini alla pari, al fine di massimizzare - ove possibile - l'impatto di riduzione del debito.

Ulteriori criteri di scelta, per i titoli da riacquistare, sono stati il circolante elevato o la scadenza in mesi con elevati rimborsi, soprattutto all'interno dei due anni sopra citati. Nel valutare il ricorso alle operazioni straordinarie, il Tesoro ha ovviamente tenuto conto anche delle condizioni generali presenti sul mercato secondario (sia a pronti, che dei pronti contro termine) e dalle analisi svolte dagli Specialisti in titoli di Stato, a cui è riservata la partecipazione a queste operazioni.

In dettaglio, nel 2014 si è ricorso con frequenza ad operazioni di concambio, eseguendone ben quattro (a febbraio, maggio, giugno e settembre), rispetto all'unica operazione del 2013; nel corso dell'anno si è svolta inoltre un'operazione di riacquisto (a dicembre).

Come si è detto nel Capitolo III.3, le operazioni di concambio consistono nell'emissione di un titolo a fronte del contestuale riacquisto di uno o più titoli in circolazione. Tutte le operazioni di questo tipo del 2014 sono state eseguite tramite il sistema telematico di negoziazione, strumento più flessibile rispetto all'asta in Banca d'Italia e dunque più adatto alla volatilità del mercato che si è determinata con la crisi finanziaria. Infatti, il sistema telematico di negoziazione consente al Tesoro di operare mediante la piattaforma del mercato secondario regolamentato (MTS Italia)[2], garantendo una finestra temporale all'interno della quale eseguire l'operazione. Si tratta dunque di un'operatività svolta in modo continuo, che dà la possibilità di emettere lo stesso titolo anche a prezzi differenti, selezionando le offerte - presentate dagli operatori in forma anonima - in base alle condizioni prevalenti sul mercato nel corso dell'operazione[3].

Nelle quattro operazioni di concambio del 2014 sono stati offerti in emissione quattro BTP, di cui due con scadenza nel 2018, uno con scadenza nel 2022 ed uno nel 2023. Il riacquisto di titoli in scadenza in area 2015-17, a fronte dell'emissione di BTP con vita residua superiore, ha fatto sì che tali operazioni determinassero anche un lieve allungamento della vita media del debito, coerentemente con le finalità di contenimento del rischio di rifinanziamento. I titoli riacquistati dal Tesoro sono stati in prevalenza BTP (67% del totale acquistato), oltre a CCTeu e CCT (il restante 33%).

In ciascun concambio, i prezzi dei titoli in emissione - ampiamente sopra la pari e superiori ai prezzi dei titoli ritirati dal mercato - hanno consentito di realizzare un alleggerimento delle scadenze future in misura superiore rispetto a quanto emesso (come illustrato nella successiva tabella VI.1), con un apprezzabile beneficio anche in termini di riduzione dello stock del debito, pari a circa 1.022 milioni di euro.

[2] Allo scopo il Tesoro si avvale di un'apposita *console* informatica, che opera attraverso una specifica sezione di MTS (*Treasury operations*).

[3] Nelle operazioni di concambio il Tesoro fissa il prezzo dei titoli in acquisto - ad inizio operazione - e gli operatori partecipano proponendo prezzi e quantità per il titolo in emissione, abbinandoli ad uno specifico titolo in acquisto oggetto di scambio.

TABELLA VI.1: RIEPILOGO OPERAZIONI DI CONCAMBIO DEL 2014 (importi nominali in milioni di euro)

Data regolamento	Titolo emesso		Titoli acquistati		Ammontare emesso	Ammontare acquistato
	Tipologia	Anno scadenza	Tipologia	Anno scadenza		
20/02/2014	BTP	2018	BTP e CCTeu	2015 e 2017	2.500	2.565
26/05/2014	BTP	2018	BTP, CCT e CCTeu	2015 e 2017	2.334	2.463
25/06/2014	BTP	2022	BTP e CCTeu	2015 e 2017	2.231	2.555
20/10/2014	BTP	2023	BTP e CCTeu	2015 e 2017	1.000	1.504

Nel mese di dicembre il Tesoro ha poi effettuato un'operazione di riacquisto, avvalendosi dell'ingente liquidità presente sul Conto disponibilità. L'operazione, eseguita con asta in Banca d'Italia, ha riguardato tre BTP e due CCT, tutti con scadenze comprese tra il 2015 e il 2017, per un ammontare nominale complessivamente riacquistato pari a circa 4.036 milioni di euro.

TABELLA VI.2: RIEPILOGO OPERAZIONI DI RIACQUISTO DEL 2014 A VALERE SUL CONTO DISPONIBILITÀ (importi nominali in milioni di euro)

Data regolamento	Titoli acquistati		Ammontare acquistato
	Tipologia	Anno scadenza	
05/12/2014	BTP e CCT	2015, 2016 e 2017	4.036

Le operazioni straordinarie sopra descritte hanno consentito di riacquistare titoli di Stato in circolazione per un quantitativo totale di poco superiore a 13 miliardi di euro, rispetto ai circa 10 miliardi acquistati nel 2013. Il grafico successivo mostra come nel 2014 il Tesoro sia stato particolarmente attivo nell'operatività in questione; ciò è stato possibile anche grazie alle migliori condizioni di mercato che si sono verificate nel corso dell'anno.

GRAFICO VI.14: AMMONTARE RIACQUISTATO NELLE OPERAZIONI STRAORDINARIE – ANNI 2010-2014 (importi nominali in milioni di euro)


14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
2010
2011
2012
2013
2014
Concambio
Riacquisto conto disponibilità
Riacquisto fondo ammortamento

Nel 2014 non sono stati effettuati riacquisti sul mercato a valere sulle risorse del Fondo di ammortamento dei titoli di Stato. Tali giacenze sono state invece utilizzate nei mesi di luglio e novembre per il rimborso parziale a scadenza di due BTP, per un importo complessivo di 4.064 milioni di euro. Queste operazioni concorrono alla riduzione del debito perché consentono di ridurre i rimborsi che gravano sul Conto disponibilità e, conseguentemente, di ricorrere a minori emissioni per rinnovare ciò che scade.

TABELLA VI.3: OPERAZIONI DI RIMBORSO A SCADENZA CON IL FONDO DI AMMORTAMENTO DEL 2014 (importi nominali in milioni di euro)

Data regolamento	Titolo rimborsato		Ammontare rimborsato
	Tipologia	Anno scadenza	
01/07/2014	BTP	2014	393
17/11/2014	BTP	2014	3.671

Titoli esteri

Commercial Paper

Nel corso del primo semestre dell'anno 2014 sono state emesse dieci *Commercial Paper* per un nominale pari a circa 481 milioni di euro (importo alla data di regolamento). Delle dieci note emesse, tutte in valuta, otto sono denominate in dollari statunitensi (USD) per un ammontare corrispondente di circa 402 milioni di euro e due in sterline per un ammontare di circa 78 milioni di euro. Con riferimento alla scadenza delle note, i tre quarti di esse sono stati a 3 mesi mentre un quarto è stato a 6 mesi. Contestualmente all'emissione le note sono state convertite in euro mediante operazioni di copertura tramite derivati. Tutte le *Commercial Paper* emesse si sono concentrate nei primi cinque mesi dell'anno, quando non erano ancora completamente delineate le esigenze di cassa complessive del Tesoro; successivamente, divenuto chiaro che non si sarebbero registrate esigenze addizionali, si è deciso di non dare seguito alle ulteriori richieste ricevute.

I programmi Global e MTN

Le condizioni presenti nei mercati finanziari, nel corso dell'anno in esame, non hanno consentito di effettuare alcuna emissione internazionale in formato *Global Bond*. Infatti, pur in presenza di una domanda molto vivace sul mercato del dollaro, i costi della copertura del rischio di cambio, in assenza di un sistema bilaterale di garanzie (*Credit Support Annex - CSA*) sui *cross currency swap*, avrebbero reso le emissioni sensibilmente più costose del finanziamento sul mercato interno.

Nel corso dell'anno in esame, invece, il Tesoro ha eseguito due piazzamenti privati sotto programma *MTN*. In entrambe le emissioni sono stati collocati titoli indicizzati all'inflazione europea (indice armonizzato escluso tabacco *HICP exTo*), con medesimo meccanismo di indicizzazione dei BTP€i. Nel dettaglio, nel mese di gennaio è stato emesso un bond per un ammontare complessivo di 250 milioni di euro, con scadenza 24 gennaio 2044 e cedola reale del 2,97%. L'emissione ha consentito di soddisfare un'esigenza specifica su tale scadenza di un investitore

istituzionale e fissare un arbitraggio, riducendo così il costo dell'indebitamento, di 5 punti base rispetto al titolo domestico indicizzato (il BTP€i con scadenza settembre 2041).

Nel secondo semestre è stato eseguito un secondo piazzamento privato a 14 anni, per un ammontare complessivo di un miliardo di euro, con scadenza 15 settembre 2028 e cedola reale dell'1,51%. L'ammontare complessivo, molto rilevante, è stato collocato per intero presso un singolo investitore istituzionale, andando così a soddisfare una richiesta peculiare sulla specifica scadenza e permettendo al Tesoro di finanziarsi ad un costo anche in questo caso di 5 punti base inferiore rispetto al titolo domestico teorico di pari scadenza calcolato interpolando la curva dei tassi BTP€i.

VI.2 LA GESTIONE DEL PORTAFOGLIO DI DERIVATI

Alla luce degli obiettivi illustrati nel precedente Capitolo III.3 e delle considerazioni sui vantaggi derivanti al Tesoro dalla riduzione dell'esposizione delle banche controparti, cui si rinvia, nel corso dell'anno non sono stati aperti nuovi contratti, ma sono stati soggetti a modifica (perché ristrutturati o estinti) sei contratti preesistenti: quattro *swap* di valuta (*cross currency swap*), un'opzione su *swap* di tasso d'interesse (*swaption*) e uno *swap* di tasso d'interesse (*interest rate swap*), per un importo nozionale complessivo di poco inferiore a 8,4 miliardi di euro. Inoltre, nel corso dell'anno in esame sono state esercitate dalle controparti altre due *swaption*, generando così due nuovi *interest rate swap* (*IRS*).

Le sei modifiche del portafoglio di derivati intervenute nel corso del 2014 sono state determinate dalla situazione di tassi d'interesse eccezionalmente bassi verificatasi nel corso del 2014, nonché da esigenze di semplificazione e riduzione del rischio di credito associato ai contratti.

Infatti, la costante discesa dei tassi di mercato osservata nel corso del 2014 ha prodotto un incremento della *duration* del portafoglio di debito e di copertura già esistente, ponendo anche le condizioni per l'attivazione di nuovi *IRS* a tasso fisso attraverso l'esercizio di opzioni in precedenza vendute dal Tesoro.

Inoltre, il contenimento dell'esposizione delle banche controparti è stato, come anticipato nel precedente Capitolo III.3, funzionale a massimizzare l'attività degli intermediari nelle aste del debito pubblico, minimizzando quindi la probabilità che le stesse potessero risultare non coperte, e sul mercato secondario. La mancata copertura delle aste può infatti generare danni difficilmente calcolabili, pregiudicando il futuro accesso ai mercati finanziari e causando un'impennata nel costo del debito. Oltre a ciò, le banche controparti coprono normalmente la propria esposizione creditizia attraverso acquisti di *credit default swap* (*CDS*) sul merito di credito della Repubblica Italiana, acquisti che tendono a riflettersi sulle quotazioni dei *CDS*, aumentandone i relativi *spread* di credito, e a influenzare gli *spread* pagati dal debito di nuova emissione. Pertanto, è interesse del Tesoro una gestione di portafoglio che incentivi comportamenti delle proprie controparti funzionali alla riduzione del costo del collocamento del debito pubblico.

Per le *swaption* citate, la data di esercizio dell'opzione scadeva nel corso del 2014 e i livelli dei tassi di mercato, estremamente bassi, erano tali da renderne scontato l'esercizio. Mentre per due di esse tale esercizio si è effettivamente

verificato a scadenza, per l'altra si è intervenuti a rimodularne le condizioni e ad allungare la *duration* della posizione per il Tesoro, posponendo la data di esercizio dell'opzione, estendendo la scadenza dello *swap* sottostante e riducendo proporzionalmente il tasso fisso che il Tesoro verrebbe a pagare in caso di esercizio su un nozionale incrementato. Ciò si è sostanziato nel riacquisto della *swaption* originaria, finanziato con la vendita della nuova, con le caratteristiche di durata e di tasso menzionate.

Dei quattro *cross currency swap* (*CCS*) modificati nel 2014, due sono stati chiusi a seguito dell'esercizio di clausole di estinzione anticipata bilaterale da parte delle banche controparti.

In un caso si trattava della copertura parziale (per un nozionale di 1 miliardo di dollari) di un *bond* da 2 miliardi in dollari con scadenza nel 2033, che presentava un *mark to market* negativo per il Tesoro di circa 254 milioni, corrisposto alla controparte al momento della chiusura. La copertura è poi stata ricostituita con altra controparte ma in una forma più flessibile, prevedendo la revisione del nozionale in corrispondenza di ogni stacco cedola in funzione dei livelli di mercato. Infatti, trattandosi di una posizione ancora lunga, in assenza di collateralizzazione con *CSA* i costi per una copertura standard sarebbero risultati eccessivi.

Il secondo caso, invece, costituiva la copertura di un titolo trentennale da 250 milioni di sterline inglesi e il Tesoro, trovandosi in posizione creditoria, ha incassato circa 75 milioni. Ciò appare sintomatico della notevole incidenza delle nuove regole di vigilanza prudenziale sugli intermediari, poiché la controparte bancaria ha ritenuto più conveniente chiudere il contratto e corrispondere il valore della posizione, anziché mantenere in portafoglio lo *swap* acquisendo nuove coperture e sostenendo i relativi costi di bilancio. Per il titolo in sterline, viste le difficoltà del Tesoro nel porre in essere una nuova copertura e considerata la dimensione limitata del *bond* che sarebbe rimasto esposto alle fluttuazioni del cambio, si è preferito rinunciare temporaneamente a coprire l'esposizione in valuta.

Gli altri due *swap* di valuta e l'*IRS* modificati nel 2014 erano stati posti in essere con una medesima controparte e sono stati oggetto di un'operazione complessiva di ristrutturazione, basata sul riportare a valore nullo il *mark to market* di due *CCS* associati a due *bond* in valuta estera (rispettivamente in yen e in dollari) con vita residua molto breve (uno in scadenza nel giugno 2015 e l'altro nel settembre 2016).

Le due transazioni presentavano entrambe un valore di mercato positivo per il Tesoro, valore che è stato utilizzato per la chiusura di buona parte del nozionale di un *interest rate swap*, con scadenza 2035, che era stato stipulato in passato con finalità di allungamento della *duration*. Tale *IRS*, con vita residua ancora lunga, aveva finito per assumere un peso particolarmente gravoso sul capitale regolamentare della banca controparte, concorrendo a indebolirne la capacità di contribuire efficacemente al sostegno del mercato primario e secondario dei titoli di Stato.

Poiché questa operazione ha ridotto l'esposizione creditizia della banca verso il Tesoro, è stato possibile ottenere valore - a beneficio dello Stato - nella definizione dei livelli di *pricing* dei due *CCS* ristrutturati. Inoltre, il bilanciamento tra costi e rischi - includendo fra questi ultimi anche la minore capacità della banca di sostenere, nei termini descritti, una rilevante esposizione creditizia complessiva verso il Tesoro - ha reso opportuno privilegiare una riduzione di spesa per interessi per il Tesoro - pressoché certa negli anni futuri più prossimi - e un alleggerimento

creditizio per la controparte bancaria, rispetto al mantenimento di una posizione di *duration* superiore sulla singola operazione. Peraltro, come anticipato, il portafoglio di derivati andava comunque registrando un incremento complessivo della propria durata finanziaria in corso d'anno.

VI.3 LE SCELTE DI EMISSIONE E LE ALTRE OPERAZIONI DI GESTIONE DEL DEBITO IN RELAZIONE ALL'OBIETTIVO 1

La composizione finale del portafoglio di emissioni dell'anno

L'obiettivo in termini di composizione del portafoglio delle emissioni dell'anno, illustrato nel precedente Capitolo III, è stato conseguito con particolare successo sui BOT e sul BTP Italia. Nel segmento BTP l'introduzione del 7 anni ha consentito un incremento della vita media delle nuove emissioni sul comparto, sebbene con un'intensità inferiore a quella prevista. D'altra parte, soprattutto sui titoli particolarmente a più lunga scadenza (oltre i dieci anni), sia nominali che indicizzati all'inflazione, le condizioni di mercato non hanno consentito di incrementare i volumi come ipotizzato in sede di programmazione degli obiettivi. Se infatti i più bassi rendimenti hanno spinto la domanda degli investitori verso scadenze più lunghe, questo, almeno nel caso italiano, si è manifestato principalmente con uno spostamento dal segmento 3-5 anni a quello 7-10 anni, con qualche impatto anche sulla scadenza 15 anni. Le condizioni di aumentata volatilità strutturale del mercato, la maggiore rischiosità intrinseca degli strumenti ad elevata *duration* e l'incertezza circa una possibile inversione del *trend* di calo dei tassi, poi non verificatosi, hanno contribuito a mantenere moderato l'interesse degli investitori per le scadenze extra-lunghe.

Nello specifico (vedi Tabella VI.4):

- gli ammontari di BOT emessi sono scesi sia in valore assoluto che in rapporto alle emissioni complessive, passando dal 46% circa del 2013 al 40% del 2014;
- è scesa solo lievemente la quota dei CTZ, passata dall'8% al 7%, ma in valore assoluto le emissioni sono calate di circa 5 miliardi di euro;
- la percentuale delle emissioni di BTP a 3 anni (8% circa) è rimasta stabile rispetto al 2013, mentre è cresciuta lievemente quella a 5 anni, passata dall'8 al 10%. E' aumentata sensibilmente, arrivando al 7%, quella a 7 anni per via della regolarità delle emissioni in asta di questa scadenza, introdotta per la prima volta nell'ottobre 2013 con un'operazione sindacata;
- le emissioni sul comparto BTP a lungo termine nominale (10,15 e 30 anni) sono rimaste stabili intorno al 14%;
- su entrambi i segmenti CCTeu e BTP€i sono aumentate le emissioni complessive, mentre le loro quote sul totale emesso sono salite, ma in misura contenuta, passando dal 2,2% al 3% per i BTP€i e dal 4% al 5% per i CCTeu;
- la riduzione del segmento BTP Italia è stata significativa, se si considera che nel 2014 le emissioni sono scese di oltre 11 miliardi, con una quota sul totale emesso ridotta dall'8% a meno del 6%.

TABELLA VI.4: COMPOSIZIONE DELLE EMISSIONI 2013-2014 IN VALORE ASSOLUTO E PERCENTUALE AL LORDO DEI CONCAMBI

	Emissioni 2013	% sul totale	Emissioni 2014	% sul totale
BOT mini	8.500	1,8%	0	0,0%
BOT 3 mesi	3.000	0,6%	0	0,0%
BOT 6 mesi	108.951	22,7%	91.934	19,8%
BOT 12 mesi	97.885	20,4%	90.472	19,5%
Commercial Paper	155	0,0%	481	0,1%
Totale breve termine	**218.491**	**45,5%**	**182.887**	**39,5%**
CTZ	38.157	7,9%	32.969	7,1%
CCTeu	19.544	4,1%	24.452	5,3%
BTP 3 anni	38.553	8,0%	38.046	8,2%
BTP 5 anni	40.722	8,5%	46.543	10,0%
BTP 7 anni	5.000	1,0%	30.411	6,6%
BTP 10 anni	41.960	8,7%	40.064	8,6%
BTP 15 anni	16.966	3,5%	16.933	3,7%
BTP 30 anni	10.175	2,1%	7.250	1,6%
BTP€i 5 anni	5.902	1,2%	4.170	0,9%
BTP€i 10 anni	3.687	0,8%	8.256	1,8%
BTP€i 15 anni	1.167	0,2%	1.536	0,3%
BTP€i 30 anni	0	0,0%	525	0,1%
BTP Italia	39.328	8,2%	28.071	6,1%
Estero	1.000	0,2%	1.250	0,3%
Totale medio-lungo termine	**262.162**	**54,5%**	**280.476**	**60,5%**
TOTALE	**480.653**		**463.364**	

Le analisi di mercato condotte durante l'anno non hanno invece evidenziato la possibilità per il Tesoro di aprire un segmento di titoli reali indicizzati all'inflazione italiana alternativo al BTP Italia, con un meccanismo di indicizzazione analogo ai BTP€i.

A fronte di queste risultanze sul versante del debito domestico, non è stato possibile ritornare ad emettere titoli in dollari come auspicato, per le ragioni esposte in precedenza.

La composizione dello stock dei titoli a fine anno

La composizione del debito per strumenti, considerando la totalità dei titoli di Stato sia domestici che esteri, in continuità con l'anno precedente ha confermato la tendenza ad una riduzione delle componenti a breve termine e a tasso variabile, a fronte di un aumento di quelle a medio e lungo termine e a tasso fisso.

Riepilogando, rispetto a fine dicembre 2013, la struttura del debito al 31 dicembre 2014 evidenziava una diminuzione della quota dei BOT, così come, sebbene in misura più modesta, della componente a tasso variabile (CCT e CCTeu). Di converso, lo stock di BTP nominali è aumentato, passando dal 65,23 al 67,56 per cento del totale. Nel corso del 2014, all'interno di questo comparto è aumentata la quota di titoli con vita residua superiore a 5 anni, grazie anche all'introduzione di tre nuovi *benchmark* su ciascuna delle scadenze a 7, 10 e 15 anni e ad una presenza regolare dell'offerta sul titolo trentennale lanciato nel 2013.

La componente parametrata all'indice di inflazione *HICP* europeo (BTP€i), in linea con le previsioni del Tesoro, ha avuto un lieve decremento rispetto al 2013,

mentre la quota del BTP Italia è aumentata, passando dal 3,85 per cento a fine 2013 al 5,30 per cento a fine 2014 (in termini rivalutati).

Complessivamente, il comparto dei titoli indicizzati all'inflazione nel 2014 è rimasto sostanzialmente stabile in rapporto al debito totale, arrivando al 12,6 per cento dall'11,6 per cento del 2013, in coerenza con le scelte di portafoglio del Tesoro volte a mantenere sotto controllo l'esposizione totale all'inflazione.

In continuità con gli ultimi anni, si è lievemente ridotta la quota estera sul totale del debito, passando dal 3,30 per cento nel 2013 al 3,14 per cento nel 2014.

GRAFICO VI.15: COMPOSIZIONE DELLO STOCK DI TITOLI DI STATO AL 31 DICEMBRE 2014


BTP Italia (rivalutato) 5,30%
Estero in €uro 3,02%
Estero in valuta 0,12%
BOT 7,04%
CCT 1,78%
CCTeu 4,90%
BTP €i (rivalutato) 7,31%
CTZ 2,96%
BTP 67,56%

Analogamente al 2013, sulla struttura dello stock del debito di fine 2014 hanno influito le operazioni di *buy-back* via asta e le operazioni di concambio descritte in precedenza. Facendo riferimento al solo aggregato dei titoli di Stato domestici, il Grafico VI.16 descrive le tendenze fin qui illustrate: il lieve decremento della componente a tasso variabile e di quella legata all'indice di inflazione *HICP* europeo, la permanente rilevanza di quella legata al tasso fisso e l'incremento di quella legata all'indice di inflazione FOI italiano, a motivo del programma del BTP Italia.

GRAFICO VI.16: STRUTTURA DELLO STOCK DEI TITOLI DI STATO DOMESTICI


Tasso variabile
Tasso fisso
BTP€i
BTP Italia
100,00%
90,00%
80,00%
70,00%
60,00%
50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

L'esposizione al rischio di rifinanziamento e di tasso di interesse

Le tabelle VI.5 e VI.6 riportano le misure sintetiche dell'esposizione dello stock di titoli di Stato al rischio di tasso di interesse e di rifinanziamento, che sintetizzano gli effetti delle scelte di politica di emissione effettuate nel corso del 2014. Da tali indicatori si osserva come l'incidenza di questi rischi risulti sostanzialmente in linea con l'obiettivo 1 illustrato nel Capitolo III.

TABELLA VI.5: VITA MEDIA DELLO STOCK DI TITOLI DI STATO (in anni)

	31/12/2012	31/12/2013	31/12/2014
Titoli domestici	6,48	6,29	6,26
Titoli esteri	10,26	10,62	10,16
Stock di titoli di Stato	**6,62**	**6,43**	**6,38**

Con riferimento al rischio di rifinanziamento, va segnalato come la vita media complessiva di tutti i titoli di Stato al 31 dicembre 2014 sia risultata pari a 6,38 anni, un dato solo lievemente al di sotto di quello del 31 dicembre 2013 (6,43 anni). Nel 2014, pertanto, la fase di riduzione della vita media, iniziata nel 2011, si è sostanzialmente conclusa.

Guardando all'evoluzione negli ultimi due anni della struttura per scadenza dello stock di titoli di Stato (vedi Grafico VI.17) si nota come nel 2014 sia aumentata significativamente la quota di titoli con vita residua compresa tra 5 e 7 anni. Ciò è dovuto alla combinazione di alcuni fattori particolarmente significativi e illustrati in precedenza con maggiore dettaglio: l'introduzione dell'offerta regolare in asta del BTP settennale, l'allungamento a 6 anni della durata del BTP Italia e, sia pure in misura meno rilevante, il graduale allungamento della scadenza del CCTeu. Invece, il modesto incremento del comparto con vita residua tra uno e tre anni è principalmente da attribuire all'enorme successo incontrato dalle emissioni di BTP Italia del 2012 e 2013, che avendo scadenza quadriennale sono venute a ricadere in questa classe di vita residua a fine 2014.

Infine, non si può non rilevare come, nonostante il buon clima di mercato - che ha fatto registrare un recupero di interesse per il lungo termine da parte degli investitori istituzionali - e la significativa riduzione delle emissioni di BOT, la percentuale di titoli in scadenza entro un anno sia rimasta costante e la quota oltre i 10 anni si sia leggermente ridotta. Questa evidenza dà conto di quanto pesi lo stock in essere, che gioca in riduzione della vita residua media complessiva, rispetto a quello che il mercato consente di ottenere assorbendo le nuove emissioni.

GRAFICO VI.17: SCADENZE PER CLASSI DI VITA RESIDUA ANNI 2012-13-14*


25%
20%
15%
10%
5%
0%
2012
2013
2014
< 1 anno
1 - 3 anni
>3 - 5 anni
> 5 - 7 anni
> 7 - 10 anni
>10

*) Lo stock dei titoli indicizzati all'inflazione tiene conto della rivalutazione del capitale maturata alla fine di ogni anno e i titoli in valuta sono valorizzati post swap di cambio.

Con riferimento invece al rischio di tasso di interesse, si nota come il valore della durata finanziaria (*duration*) dello stock di titoli di Stato al 31 dicembre 2014 sia significativamente aumentato rispetto a quello di fine 2013, passando da 4,74 a 5,26 anni, in particolare grazie alla marcata riduzione del livello generale dei tassi di interesse. Il relativo obiettivo esposto nel Capitolo III risulta pertanto raggiunto. D'altra parte l'*average refixing period* riferito allo stesso aggregato è passato dai 5,44 anni di fine 2013 ai 5,38 del 2014, segnando quindi un sostanziale rallentamento della sua discesa (nel 2013 era sceso di 0,15 anni), anche in questo caso in linea con l'obiettivo 1 del Capitolo III.

TABELLA VI.6: ANDAMENTO DI DURATION E ARP NEGLI ANNI 2012-14 RELATIVAMENTE ALLO STOCK DI TITOLI DI STATO (in anni)

	Duration			ARP		
	31/12/2012	31/12/2013	31/12/2014	31/12/2012	31/12/2013	31/12/2014
Titoli domestici	4,67	4,73	5,25	5,51	5,35	5,30
Titoli estero ante derivati	5,53	4,97	5,46	7,57	8,02	7,70
Stock titoli di Stato	4,71	4,74	5,26	**5,59**	**5,44**	**5,38**

La gestione del portafoglio di derivati nel corso del 2014 ha rispettato gli obiettivi assegnati e tenuto conto dei vincoli esistenti, esposti nel precedente Capitolo III.

Il portafoglio di derivati ha, infatti, contribuito ad allungare la *duration* complessiva del debito nel corso del 2014. A fronte dei dati illustrati nella Tabella VI.6 per lo stock dei titoli di Stato, alla fine dell'anno in esame la *duration* complessiva ha raggiunto i 5,77 anni, in aumento dai 5,18 anni registrati al 31 dicembre 2013. Coerentemente il portafoglio di derivati ha contribuito ad allungare anche l'*average refixing period* del debito: alla fine del 2014 l'*ARP* complessivo si attesta a 5,97 anni, sostanzialmente stabile rispetto al valore di 6,05 anni registrato al 31 dicembre 2013.

Per misurare il contributo degli strumenti derivati all'allungamento della *duration* e dell'*ARP* complessivi si sono attribuiti puntualmente i derivati riferiti

alle emissioni estere ai relativi titoli sottostanti, in modo da riflettere le caratteristiche finanziarie della combinazione dei titoli e dei derivati ad essi riferiti; per lo stock di debito domestico, invece, in coerenza con la strategia di protezione dal rischio di rialzo dei tassi di interesse descritta nel Capitolo III, gli strumenti derivati sono stati attribuiti al comparto dei BOT e dei CCT.[4] I derivati che insistono sul debito domestico, infatti, forniscono una macro-copertura del rischio di tasso della componente di portafoglio indicizzata a tassi di interesse di mercato monetario.

TABELLA VI.7: ANDAMENTO DI DURATION E ARP NEGLI ANNI 2012-14 RELATIVAMENTE AI TITOLI DI STATO POST DERIVATI (in anni)

	Duration			ARP		
	31/12/2012	31/12/2013	31/12/2014	31/12/2012	31/12/2013	31/12/2014
Titoli domestici post derivati	5,32	5,18	5,77	6,22	5,95	5,89
Titoli estero post derivati	5,94	5,36	5,86	8,54	8,93	8,55
Titoli di Stato post derivati	**5,34**	**5,18**	**5,77**	**6,30**	**6,05**	**5,97**

Confrontando il dato della *duration* di fine 2014 con quello di fine 2013 si registra un incremento superiore ai sei mesi, dovuto in larga parte all'andamento delle variabili di mercato, sostanzialmente parallelo tra titoli di Stato ante e post derivati.

Il *mark to market* del portafoglio di derivati è risultato negativo per 29,4 miliardi di euro al 31 dicembre 2013 e per 42,6 miliardi di euro al 31 dicembre 2014. Prendendo in considerazione solo i derivati riferiti al debito[5] (vedi Tabella VI.8), il valore di mercato è stato negativo per 28,8 miliardi di euro alla fine del 2013 e per 42 miliardi di euro alla fine del 2014. Il *mark to market* dello stock di titoli di Stato senza derivati nello stesso periodo è passato da circa 1.815,6 miliardi di euro a circa 2.027,2 miliardi di euro. La differenza tra il valore di mercato e il valore nominale dello stock dei titoli di Stato, pari a circa 109 miliardi di euro alla fine del 2013, ha raggiunto i 257 miliardi di euro alla fine del 2014, con un incremento di circa 148,5 miliardi di euro.

Il marcato peggioramento del valore del portafoglio dei derivati nel corso del 2014, proporzionalmente superiore a quello subito dal debito ante derivati, è la diretta conseguenza della funzione assicurativa svolta da questi ultimi. Il portafoglio dei derivati è stato, infatti, usato dal Tesoro per contribuire a coprire il rischio di tasso d'interesse del debito e possedeva, pertanto, una durata finanziaria e un *average refixing period* nettamente superiori a quelli del debito sottostante, tanto da aumentarne i valori medi nelle misure citate (e in linea con gli obiettivi stabiliti) nonostante il valore percentualmente modesto dello stock dei derivati rispetto allo

[4] In passato i documenti programmatici, in particolare DEF e Programma di Stabilità, riportavano un valore di *duration*, generato dal sistema informatico in dotazione alla Direzione del Debito Pubblico, impostato in base ad un criterio di separazione del portafoglio derivati rispetto a quello dei titoli. In tal modo veniva sottostimato l'impatto effettivo del portafoglio derivati sulla *duration* complessiva - che è ovviamente una media ponderata della *duration* dei singoli strumenti - poiché si trascurava la funzione di copertura (puntuale o di portafoglio) delle operazioni derivate in essere, sommando a denominatore i valori di titoli e derivati. In relazione alle finalità del presente Rapporto, il calcolo finale è così stato rivisto per rappresentare l'effettivo impatto del portafoglio derivati sullo stock del debito dal punto di vista della copertura del rischio di tasso.

[5] Si escludono in questo caso i contratti derivati stipulati con riferimento ai mutui attivi ai sensi della Legge finanziaria per il 2005.

stock dei titoli. La pronunciata discesa dei tassi d'interesse verificatasi nel corso del 2014 ha quindi necessariamente influenzato più che proporzionalmente i derivati rispetto al debito sottostante.

Più in dettaglio, con riferimento al portafoglio di strumenti derivati, il peggioramento di circa 13 miliardi di euro del valore di mercato registrato nel corso del 2014 è da attribuire al calo della curva dei tassi *swap* in euro, molto pronunciato oltre la scadenza dei 10 anni; il tratto della curva compreso tra i 10 e 20 anni, al quale il portafoglio in considerazione è particolarmente esposto, ha subito una riduzione superiore a 140 punti base (1,40%).

GRAFICO VI.18: CURVE DEI TASSI SWAP IN EURO


3,300
2,800
2,300
1,800
1,300
0,800
0,300
-0,200
31/12/2014
31/12/2013
EUR360-SN
EUR360-2W
EUR360-1M
EUR-SW-3Y
EUR-SW-5Y
EUR-SW-7Y
EUR-SW-9Y
EUR-SW-11Y
EUR-SW-13Y
EUR-SW-15Y
EUR-SW-17Y
EUR-SW-19Y
EUR-SW-21Y
EUR-SW-23Y
EUR-SW-25Y
EUR-SW-27Y
EUR-SW-29Y
EUR-SW-31Y
EUR-SW-33Y
EUR-SW-35Y
EUR-SW-37Y
EUR-SW-39Y
EUR-SW-41Y
EUR-SW-43Y
EUR-SW-45Y
EUR-SW-47Y
EUR-SW-49Y

Nella successiva tabella VI.8, sono rappresentati i nozionali e i valori di mercato dei segmenti in cui si può suddividere il portafoglio di strumenti derivati. Riguardo ai derivati sul debito, i *cross currency swap* sono riferiti alle emissioni denominate in valuta estera, mentre gli IRS di copertura sono riferiti alle emissioni di titoli del programma *MTN* denominate in euro. Inoltre, nella categoria "IRS di *duration*" sono comprese tutte le posizioni riconducibili alla strategia di protezione dal rialzo dei tassi di interesse, che, in alcuni casi, vedono associata agli IRS la vendita di *receiver swaption*, così come illustrato nel Capitolo III. Il segmento degli "IRS ex-ISPA" ricomprende tutti i contratti derivati associati alle passività della società Infrastrutture S.p.A. oggetto dell'accollo da parte del Tesoro disposto dalla Legge finanziaria per il 2007. Nella categoria "*Swaption*" sono rappresentate le *receiver swaption stand-alone*, ossia non collegate a IRS preesistenti.

Sono infine riportati i valori relativi ai derivati su attivi e al portafoglio complessivo.

TABELLA VI.8: PORTAFOGLIO STRUMENTI DERIVATI – ANNI 2013-2014 (dati in milioni di euro)

	31/12/2013				31/12/2014			
Strumenti derivati su debito	Nozionale	In %	MTM	In %	Nozionale	In %	MTM	In %
CCS (Cross Currency Swap)	22.127	13,51%	-640	2,22%	21.329	13,37%	1.093	-2,60%
IRS (Interest Rate Swap) di copertura	12.290	7,51%	336	-1,17%	12.309	7,71%	643	-1,53%
IRS (Interest Rate Swap) di duration	106.313	64,93%	-23.813	82,64%	102.948	64,51%	-33.087	78,66%
IRS ex-ISPA	3.500	2,14%	-834	2,89%	3.500	2,19%	-1.524	3,62%
Swaption	19.500	11,91%	-3.863	13,41%	19.500	12,22	-9.188	21,84%
Totale derivati su debito	**163.730**	**100,00%**	**-28.814**	**100,00%**	**159.586**	**100,00%**	**-42.064**	**100,00%**
Titoli di Stato in circolazione		1.722.705				1.782.233		
Derivati su Debito/Titoli di Stato		9,50%				8,95%		

Strumenti derivati su attivi (legge finanziaria per il 2005)

	Nozionale	MTM	Nozionale	MTM
IRS (Interest Rate Swap)	3.988	-579	3.454	-586

Portafoglio strumenti derivati complessivo

	Nozionale	In %	MTM	In %	Nozionale	In %	MTM	In %
Derivati su debito	163.730	97,62%	-28.814	98,03%	159.586	97,88%	-42.064	98,63%
Derivati su attivi	3.988	2,38%	-579	1,97%	3.454	2,12%	-586	1,37%
Totale strumenti derivati	**167.718**	**100,00%**	**-29.393**	**100,00%**	**163.040**	**100,00%**	**-42.649**	**100,00%**

N.B.: Il valore di mercato (MTM) non include le elaborazioni statistiche operate dalla Banca d'Italia al fine della pubblicazione dei conti finanziari.

Riguardo agli strumenti derivati riferiti al debito, escludendo quindi le posizioni assunte ai sensi della Legge finanziaria per il 2005 sui mutui attivi, i due grafici seguenti mostrano l'evoluzione del nozionale anno per anno, a partire dal 31.12.2013 e dal 31.12.2014 fino all'ultima scadenza del portafoglio (2062), nell'ipotesi di esercizio di tutte le *receiver swaption* presenti in portafoglio. Dopo l'anno 2048, l'ultimo in cui si registra la scadenza di un IRS con un nozionale di dimensioni rilevanti (un miliardo di euro), rimarrà solo una posizione riferita a un titolo del programma *MTN*, con un nozionale di 250 milioni di euro, che scadrà appunto nel 2062. Gran parte delle scadenze, in termini di nozionale, si concentrano nei primi anni, fino al 2019. Sempre in termini di valore nozionale, a partire dal 2023 il portafoglio derivati risulta dimezzato.

GRAFICO VI.19: EVOLUZIONE PROSPETTICA DEL NOZIONALE DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DEI ESERCIZIO DELLE SWAPTIONS (dati in milioni di euro)


160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
-
31/12/2013
31/12/2014
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
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2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048-2062

GRAFICO VI.20: STRUTTURA PER SCADENZA DEL NOZIONALE DEL PORTAFOGLIO DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE SWAPTIONS (dati in milioni di euro)


16000
14000
12000
10000
8000
6000
4000
2000
0
Derivati su titoli esteri 31/12/2013
Altri derivati 31/12/2013
Derivati su titoli esteri 31/12/2014
Altri derivati 31/12/2014
2014
2015
2016
2017
2018
2019
2020
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2023
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2025
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2035
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2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049-...

Il costo del debito

Il costo medio ponderato delle nuove emissioni nel 2014 è sceso ulteriormente portandosi all'1,35% dal 2,08% del 2013. La discesa dei tassi di mercato, illustrata nel Capitolo IV, ha quindi significativamente più che compensato il graduale

ribilanciamento delle emissioni verso scadenze più lunghe, che normalmente presentano tassi all'emissione più elevati.

GRAFICO VI.21: COSTO ALL'EMISSIONE DEI TITOLI DI STATO - ANNI 2005-2014 (tassi percentuali)


5,00%
4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
2,47%
3,32%
4,14%
3,61%
2,18%
2,10%
1,35%
0,74%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Il costo medio del debito, calcolato come rapporto tra gli interessi di cassa generati dai titoli di Stato nell'anno *t* sullo stock di titoli di Stato dell'anno *t-1* è stato pari al 3,70 per cento nel 2014 rispetto al 3,73% dell'anno precedente.

Se si tiene conto dell'impatto del complesso delle operazioni in derivati il dato del 2014 sale al 3,89%, con un incremento dello 0,19% sostanzialmente in linea con quello del 2013 (pari allo 0,17%) e con le previsioni di inizio anno.

Infatti, nell'elaborazione delle previsioni di finanza pubblica contenute nei documenti programmatici, così come nel bilancio di previsione dello Stato, si tiene conto dell'effetto prodotto dai derivati con ipotesi di simulazione del tutto coerenti con il resto delle stime. Analogamente, anche tutti i dati di consuntivo contengono gli effetti di quanto incassato o speso in conseguenza dell'operatività in derivati.

La differenza di costo tra il portafoglio del debito ante e post derivati rappresenta il costo marginale sostenuto dal Tesoro per ottenere una *duration* più elevata, quindi una maggiore copertura del rischio di rialzo dei tassi di interesse, rispetto a quanto reso possibile dal solo ricorso allo strumento delle emissioni obbligazionarie.

Infine, il costo medio delle operazioni in derivati per la gestione della *duration* sullo stock del debito domestico era pari a 4,54% alla fine del 2014; alla stessa data lo stock di debito domestico senza derivati con costo cedolare superiore al 4,54% era pari a 422 miliardi di euro.

GRAFICO VI.22: COSTO MEDIO DELLO STOCK DEI TITOLI DI STATO PRE E POST DERIVATI - ANNI 2005-2014 (tassi percentuali)


4,50
4,00
3,50
3,00
2,50
%
2,00
1,50
1,00
0,50
0,00

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
pre-derivati	4,12	4,11	4,27	4,29	3,79	3,61	3,75	3,85	3,73	3,70
post-derivati	4,06	4,15	4,31	4,37	3,85	3,73	3,88	4,09	3,90	3,89

VI.4 LA GESTIONE DELLA LIQUIDITÀ DEL TESORO

Il 2014 si è distinto dagli anni precedenti per gli elevati volumi di disponibilità liquide, che hanno indotto il Tesoro ad impiegare considerevoli quantità di fondi sul mercato. Come anticipato nel Capitolo IV, ci si è però scontrati con una situazione di mercato e di politica monetaria avversa, caratterizzata da liquidità in eccesso e tassi a breve termine prossimi a zero o addirittura negativi.

Come ampiamente descritto nel Capitolo III, la gestione della liquidità del Tesoro avviene tramite la cosiddetta operatività OPTES, che ha lo scopo di stabilizzare il saldo del Conto disponibilità. Tale attività prevede il monitoraggio dei saldi e flussi di tesoreria, tramite un continuo scambio informativo tra il MEF e la Banca d'Italia e l'utilizzo di strumenti di *cash management*, che includono aste quotidiane e operazioni bilaterali - di impiego o raccolta della liquidità - svolte con controparti selezionate, nonché depositi vincolati accesi dal Tesoro presso la Banca d'Italia.

L'operatività OPTES e il contesto di mercato

Nei primi mesi dell'anno, l'operatività OPTES è stata caratterizzata da un buon riscontro di mercato, con una crescente domanda di liquidità da parte delle controparti bancarie; infatti, fino al mese di maggio 2014 si è osservato un continuo incremento degli importi assegnati in asta e del relativo tasso medio ponderato (si vedano i successivi Grafici VI.23 e VI.24). Questa attività, unita al costante ricorso ad operazioni bilaterali e all'accensione di depositi vincolati, ha consentito al Tesoro di impiegare quasi totalmente la propria liquidità e conseguire quotidianamente un saldo del Conto disponibilità prossimo allo zero e coerente con il saldo obiettivo concordato tra MEF e Banca d'Italia nella Convenzione OPTES.

La situazione è radicalmente cambiata dal mese di giugno, quando il nuovo contesto di politica monetaria e di mercato hanno reso più difficile l'impiego della liquidità, determinando un impatto immediato e rilevante sulla distribuzione delle giacenze disponibili del Tesoro.

GRAFICO VI.23: IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE (importi in milioni di euro)


6.000
5.000
4.000
3.000
2.000
1.000
0
Prima asta
LTRO
Seconda
asta LTRO
Inizio
rimborsi
LTRO
Decisioni BCE
del 5 giugno
Prima
asta
TLTRO
Seconda
asta
TLTRO
nov-11
dic-11
gen-12
feb-12
mar-12
apr-12
mag...
giu-12
lug-12
ago-12
set-12
ott-12
nov-12
dic-12
gen-13
feb-13
mar-13
apr-13
mag...
giu-13
lug-13
ago-13
set-13
ott-13
nov-13
dic-13
gen-14
feb-14
mar-14
apr-14
mag...
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14

Il precedente Grafico VI.23 - che mette in relazione l'impiego medio della liquidità alle aste del Tesoro con alcuni rilevanti episodi legati alla politica monetaria - mostra l'evidente ritorno della domanda che ha caratterizzato il mercato a partire da dicembre 2013. A tal proposito, è utile ricordare come la partecipazione alle aste OPTES sia stata favorita dalla possibilità di restituzione anticipata dei fondi ottenuti nelle due operazioni di rifinanziamento a più lungo termine della BCE (LTRO a 3 anni), facoltà esercitata da molte banche dell'Eurozona sin dai primi mesi del 2014. I volumi mediamente impiegati in asta dal Tesoro (con scadenza *overnight*, ovvero a un giorno lavorativo) erano infatti drasticamente scesi da gennaio 2012, proprio a seguito della prima operazione LTRO, condotta nel mese precedente.

La forte dipendenza della gestione della liquidità del Tesoro dalla politica monetaria è stata confermata con gli interventi della Banca Centrale Europea del 2014. Nel grafico precedente è facile osservare, infatti, l'impatto delle misure ordinarie e non convenzionali adottate a giugno, con il conseguente calo della domanda soprattutto da agosto e, infine, gli effetti delle dichiarazioni del Consiglio direttivo della BCE dell'ultimo mese dell'anno, che hanno orientato gli operatori verso aspettative di ulteriori misure espansive (relative, come detto, ad un probabile ampio programma di *quantitative easing*).

GRAFICO VI.24: ANDAMENTO DEI TASSI *OVERNIGHT* SUL MERCATO MONETARIO E ALLE ASTE OPTES NEL 2014 (tassi percentuali)


0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
-0,10
gen
feb
mar
apr
mag
giu
lug
ago
set
ott
nov
dic
Tasso medio ponderato aste OPTES
Tasso EONIA

L'impatto della politica monetaria è evidente anche dall'andamento dei tassi di interesse, già discusso nel Capitolo IV. Il grafico VI.24 mostra, ad esempio, sia il tasso EONIA - riferimento di mercato sulla scadenza *overnight* - sia il rendimento medio ponderato osservato alle aste OPTES del 2014 in cui ci sia stata partecipazione (come detto, tali aste hanno la medesima scadenza a un giorno). Non si può fare a meno di notare la spaccatura che si verifica tra la prima e la seconda metà dell'anno, con il crollo dei tassi sul mercato monetario, seguito da un analogo andamento dei rendimenti alle aste di liquidità e associato alla minore partecipazione sopra descritta.

Dal grafico precedente si può anche osservare come il rendimento medio ponderato delle aste OPTES si sia spesso appiattito sul tasso minimo accettato dal Tesoro nelle medesime operazioni, che da giugno è stato posto a zero. La valutazione di costo/rischio operata in tal senso dal Tesoro - che ha preferito evitare impieghi di mercato a tassi negativi - può spiegare in parte la minore partecipazione osservata dal mese di agosto, quando il tasso EONIA ha iniziato ad assumere con frequenza valori inferiori a zero.

L'impatto delle nuove disposizioni di politica monetaria

Il favorevole contesto di mercato dei primi mesi del 2014 si è dunque radicalmente modificato a seguito delle disposizioni di politica monetaria adottate dalla BCE il 5 giugno, di cui si è discusso ampiamente nel Capitolo IV. L'operatività OPTES è stata fortemente interessata da tali interventi, perché, oltre a determinare un abbassamento dei tassi di riferimento, la Banca Centrale Europea - con la Decisione BCE/2014/23 e l'Indirizzo BCE/2014/22 - ha introdotto una modifica al regime dei depositi governativi detenuti presso le banche centrali nazionali (BCN), che penalizza le giacenze detenute dal Tesoro in Banca d'Italia e disincentiva la costituzione di depositi vincolati presso la stessa.

La BCE ha infatti stabilito l'applicazione di un tasso nullo o della *deposit facility* - se negativa - alle giacenze in eccesso detenute dai governi presso le BCN, precisando come si debbano considerare assoggettate a tale regime tutte le forme di deposito governativo, includendo quindi, oltre al Conto disponibilità, il Fondo per l'ammortamento dei titoli di Stato, i depositi vincolati e altri conti minori e determinando, dunque, l'immediata applicazione di interessi negativi sulle giacenze in questione. Si ricorda, infatti, che nel medesimo giorno la Banca Centrale Europea ha annunciato di aver fissato - per la prima volta - il tasso della *deposit facility* in area negativa (a -0,10% dall'11 giugno, poi portato a -0,20% dal 10 settembre), disponendo quindi una pressoché immediata penalizzazione delle giacenze governative che eccedano una soglia predefinita prossima allo zero[6].

Pertanto, le disposizioni di politica monetaria del 5 giugno 2014, oltre ad avere un impatto rilevante sulle condizioni di mercato, hanno determinato una significativa variazione del contesto normativo in cui opera la gestione della liquidità del Tesoro. Ciò ha reso anche necessario un intervento di modifica del Testo unico delle disposizioni legislative e regolamentari in materia di debito pubblico (TUDP), volto ad armonizzare l'ordinamento nazionale con le disposizioni comunitarie e ad agevolare la movimentazione della liquidità nel nuovo contesto[7]. A riguardo, è stata formulata una proposta normativa, poi recepita con l'articolo 1, comma 387, della Legge di Stabilità per il 2015 (L. 190/2014), che ha messo esplicitamente in relazione la gestione del Conto disponibilità con gli indirizzi di politica monetaria e ha disposto una diversa disciplina per il Fondo di ammortamento, trasferito dalla Banca d'Italia alla Cassa Depositi e Prestiti[8].

Sul lato operativo, le nuove disposizioni di politica monetaria hanno determinato, dal mese di giugno, l'abbandono dei depositi vincolati in Banca d'Italia, fino ad allora utilizzati per investire lo stock più stabile di disponibilità del Tesoro e bilanciare la limitata domanda espressa dal mercato. Ciò ha comportato un contestuale incremento della liquidità offerta in asta e in operazioni bilaterali, volto a contenere il saldo del Conto disponibilità e l'applicazione di interessi negativi alle relative giacenze.

In proposito, occorre evidenziare come il menzionato Indirizzo BCE/2014/22 del 5 giugno sia andato ad emendare le disposizioni di politica monetaria emanate dalla stessa banca centrale solo pochi mesi prima, con l'Indirizzo BCE/2014/9 del 20 febbraio 2014. In particolare, con il precedente Indirizzo la Banca Centrale Europea aveva previsto una disposizione transitoria che escludeva dal computo della soglia di giacenza consentita i depositi a tempo determinato detenuti dalle amministrazioni pubbliche presso le BCN; ciò avrebbe consentito al Tesoro di continuare ad impiegare la propria liquidità in depositi vincolati presso la Banca d'Italia, senza limiti di giacenza, fino al 30 novembre 2015. Tuttavia, come detto, tale disposizione è stata poi inaspettatamente abrogata con l'Indirizzo di giugno,

[6] Come detto nel Capitolo IV, tale soglia è pari al valore maggiore tra 200 milioni di euro e lo 0,04% del prodotto interno lordo dello Stato membro nel quale la BCN ha sede. Per l'Italia si tratta di un valore che, nel 2014, si collocava intorno ai 600-650 milioni di euro e quindi decisamente prossimo a zero, soprattutto se confrontato con le decine di miliardi di disponibilità liquide detenute dal Tesoro.

[7] In particolare era necessario modificare l'articolo 5, comma 5, del TUDP che, come detto nel Capitolo III, disciplina il Conto disponibilità.

[8] Si vedano in proposito le modifiche apportate all'articolo 44 del TUDP e ad alcuni articoli successivi relativi al Fondo di ammortamento.

che ha imposto l'immediata applicazione delle nuove regole a tutte le forme di depositi governativi, rendendo sconveniente per il Tesoro l'apertura di nuovi depositi vincolati.

I grafici che seguono mostrano il confronto degli impieghi medi della liquidità a fine mese tra i due semestri dell'anno, dove per semplicità si è omesso il mese di giugno, in cui sono state adottate le menzionate riforme di politica monetaria.

GRAFICO VI.25A: GIACENZA MEDIA DELLA LIQUIDITÀ A FINE MESE – GEN MAG 2014


Depositi vincolati 77%
Operazioni OPTES 22%
Conto disponibilità 1%

GRAFICO VI.25B: GIACENZA MEDIA DELLA LIQUIDITÀ A FINE MESE – LUG DIC 2014


Operazioni OPTES 71%
Conto disponibilità 29%

Si può notare facilmente come il nuovo contesto - data l'impossibilità, di fatto, di accendere nuovi depositi vincolati - abbia imposto un vistoso incremento della quota di impieghi in operazioni di mercato, nonché della liquidità giacente sul Conto disponibilità.

Gli effetti sopra osservati sembrano in linea con la direzione auspicata dalla BCE che, con le misure sui tassi di riferimento e gli interventi non convenzionali adottati nel 2014, ha creato le condizioni favorevoli ad un eccesso di liquidità sul mercato, in linea con una politica monetaria espansiva.

Dati di sintesi sul *cash management* nel 2014

Nel complesso, comunque, nonostante l'alterno contesto di mercato, decisamente avverso nella seconda metà dell'anno, l'operatività OPTES del 2014 ha fatto registrare impieghi ben superiori a quelli degli anni immediatamente precedenti (come per altro si evinceva dal Grafico VI.23). Le aste OPTES hanno infatti consentito al Tesoro di impiegare circa 730 miliardi di euro sulla scadenza *overnight* (più del 90% di questi sono stati assegnati nelle aste mattutine ed il resto con le eventuali aste pomeridiane); a titolo di esempio, nel corso del 2013 era stato possibile impiegare in asta solo 64 miliardi di euro.

Nel 2014, una parte considerevole della liquidità è stata inoltre investita con operazioni bilaterali: questa forma di impiego ammontava mediamente a 20 miliardi a fine mese. Le operazioni OPTES di impiego bilaterali hanno avuto una durata media di 13 giorni.

Infine, come detto, fino a giugno 2014 un'altra parte della liquidità - mediamente uno stock di 48 miliardi a fine mese - è stata impiegata in depositi vincolati in Banca d'Italia, con una scadenza media di 32 giorni.

Alla luce dell'abbondante liquidità detenuta dal Tesoro, nel corso del 2014 non sono state invece effettuate operazioni OPTES di raccolta.

VI.5 IL MONITORAGGIO E LA GESTIONE DEL CONTO DISPONIBILITÀ IN RELAZIONE ALL'OBIETTIVO 2

Nel Capitolo III è stato approfonditamente descritto l'obiettivo strategico di "monitoraggio e gestione del Conto disponibilità mirati alla stabilizzazione del saldo" (definito per semplicità "obiettivo 2"), incluso nella Direttiva generale per l'azione amministrativa e la gestione del MEF per l'anno 2014. Si è inoltre specificato come tale obiettivo strategico si componga di due obiettivi operativi che riguardano, testualmente, la gestione della liquidità del Tesoro volta a stabilizzare il saldo del Conto disponibilità - per mezzo di un attento monitoraggio del conto e l'utilizzo di strumenti di *cash management* - ed il monitoraggio del rischio di credito connesso alla gestione della liquidità volta a stabilizzare il saldo del Conto disponibilità.

Come detto ripetutamente nei paragrafi e capitoli precedenti, le suddette attività di monitoraggio del conto, *cash management* e gestione del rischio costituiscono la cosiddetta operatività OPTES.

Il monitoraggio del Conto disponibilità

Nel 2014 il MEF e la Banca d'Italia hanno intensificato l'impegno volto ad un continuo miglioramento nella qualità delle previsioni dei flussi di tesoreria[9]. È dunque proseguito il quotidiano scambio di informazioni tra le citate istituzioni, con dati preventivi e consuntivi relativi a tutti gli incassi e pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e con la conseguente stima del saldo

[9] Si ricorda che tali flussi informativi sono curati dal Dipartimento della Ragioneria Generale dello Stato, oltre che dal Dipartimento del Tesoro e dai competenti servizi della Banca d'Italia.

del Conto disponibilità. Tale monitoraggio si è esteso ad alcuni conti minori, i quali - sebbene gestiti al di fuori del servizio di tesoreria e con giacenze di norma piuttosto contenute - sono ricaduti all'interno del perimetro dei depositi governativi, a seguito delle ormai note disposizioni della BCE del 5 giugno.

Oltre agli scambi informativi quotidiani, che si sono svolti con ripetuti aggiornamenti nel corso di ciascun giorno lavorativo con la finalità di stimare il saldo del Conto di fine giornata, le previsioni sulla liquidità del MEF e della Banca d'Italia si sono avvalse dei consueti flussi settimanali. Come detto, tali scambi informativi riguardano scenari di più lungo periodo, di durata coerente con le esigenze di politica monetaria.

La rilevanza assunta dal monitoraggio e dalla gestione del Conto disponibilità è stata già discussa nel Capitolo III e, in particolare, illustrata nel Grafico III.3 che evidenziava la forte volatilità del Conto nell'arco di un mese medio del 2013. Il medesimo grafico è qui di seguito riportato con riferimento al 2014, al fine di mostrare come il critico andamento degli incassi e pagamenti si sia reso ancor più evidente nell'anno in questione, quando lo scarto tra il saldo di liquidità minimo e massimo del mese è arrivato a superare mediamente i 24 miliardi di euro. Si ricorda che tale grafico pone per semplicità a zero il saldo minimo mensile (che si è mediamente verificato nel 16° giorno del mese), per rendere più facilmente visibili le escursioni cicliche infra-mensili che caratterizzano il saldo delle disponibilità liquide del Tesoro.

GRAFICO VI.26: VARIAZIONI MEDIE INFRA MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE – ANNO 2014 (importi in milioni di euro)


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Giorno del mese

Come detto, queste variazioni sono in prevalenza attribuibili agli incassi relativi alle entrate fiscali, che avvengono nella seconda metà del mese, e al pagamento dei trattamenti previdenziali, concentrato nel primo giorno del mese. A tali rilevanti movimenti si aggiungono le emissioni e, soprattutto, le scadenze dei titoli di Stato, che talvolta contribuiscono al notevole calo di inizio e metà mese.

Per mitigare le evidenti oscillazioni sopra descritte, oltre all'utilizzo di strumenti di *cash management*, sarebbe opportuno adottare interventi normativi che consentano di far combaciare le giornate caratterizzate dai maggiori incassi di tesoreria con quelle in cui si verificano i maggiori pagamenti, così da ridurre le variazioni nette giornaliere che impongono al Tesoro di detenere prudenzialmente una congrua riserva di liquidità.

L'operatività di *cash management*

L'utilizzo degli strumenti di *cash management* volto a stabilizzare il saldo del Conto disponibilità è stato discusso nel paragrafo precedente, anche in relazione alla situazione di mercato e di politica monetaria.

Come si è detto, il contesto che si è venuto a verificare nel corso del 2014 ha inciso anche sul piano normativo, tra l'altro facendo venir meno la possibilità di accendere nuovi depositi vincolati in Banca d'Italia. Ma ancor più significativi sono stati gli effetti sulla domanda di liquidità del mercato monetario, che è rapidamente crollata nella seconda metà dell'anno.

GRAFICO VI.27: IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE – ANNI 2012-2014 (importi in milioni di euro)


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Il precedente Grafico VI.27 mostra tuttavia come, nonostante l'eccesso di liquidità che ha caratterizzato gli ultimi mesi, il 2014 si sia distinto per una capacità di impiego della liquidità del Tesoro alle aste OPTES decisamente superiore rispetto ai due anni precedenti.

Ciò è stato possibile anche grazie al quotidiano impegno del Tesoro, che ha svolto aste mattutine in tutti i giorni lavorativi dell'anno, affiancandole ad eventuali aste pomeridiane nelle giornate in cui si è riscontrata una buona domanda di liquidità da parte delle controparti OPTES. Il Tesoro ha anche posto particolare attenzione nella definizione del tasso minimo accettato alle suddette aste ed è

intervenuto nel corso dell'anno adeguandolo alla situazione di mercato, coerentemente con le proprie valutazione di costo e rischio.

Il ricorso alle operazioni di mercato è stato superiore agli anni precedenti perché esse sono servite anche per impiegare, almeno in parte, la base più stabile delle giacenze disponibili, in passato detenuta in depositi vincolati. Ciò ha determinato un marcato aumento sia della liquidità offerta alle aste, sia degli impieghi con operazioni bilaterali.

Il monitoraggio del rischio di credito connesso alla gestione della liquidità

Nel mutevole contesto di mercato che si è venuto a creare nel 2014, anche la gestione del rischio di credito ha assunto un ruolo determinante per l'operatività OPTES. Infatti, nel corso dell'anno il Tesoro ha ritenuto opportuno apportare una lieve revisione dei parametri di rischio, adottando criteri di *risk management* più simili a quelli seguiti dalla BCE nella gestione degli strumenti di garanzia.

Ciò ha favorito la partecipazione delle controparti alle aste di liquidità, consentendo di compensare almeno parzialmente la minore domanda che ha caratterizzato gli ultimi mesi dell'anno.

I risultati conseguiti nel corso del 2014

Come già detto, i primi mesi del 2014 sono stati caratterizzati da una gestione della liquidità simile a quella degli anni precedenti, svolta per altro in un contesto di mercato volatile, ma che appariva in via di miglioramento. Ciò ha reso possibile un agevole impiego delle giacenze, sul mercato e in Banca d'Italia, e la conseguente stabilizzazione del saldo del Conto disponibilità su livelli prossimi a zero.

In particolare, ai sensi della Convenzione OPTES stipulata tra MEF e Banca d'Italia nel 2011, si era fissato un saldo obiettivo del Conto di fine giornata prossimo ad 800 milioni di euro e tale valore - tra gennaio e maggio 2014 - è stato conseguito con una buona approssimazione nell'87% dei giorni[10]. Inoltre, in quel periodo, lo scostamento medio dal saldo obiettivo è stato estremamente contenuto, inferiore al 3% del saldo stesso. Tali ottimi risultati si evincono anche dalla successiva Tabella VI.9, che mostra la consistenza totale della liquidità del Tesoro alla fine di ciascun mese del 2014, con la relativa ripartizione per tipologia di impiego, tra Conto disponibilità, depositi vincolati ed operazioni di mercato.

[10] Si fa riferimento ai giorni in cui il saldo obiettivo è stato raggiunto con uno scostamento inferiore al 5%. Sono stati considerati tutti i giorni di calendario dei primi cinque mesi dell'anno, con la sola esclusione della giornata festiva del 1° gennaio.

TABELLA VI.9: CONTO DISPONIBILITÀ E IMPIEGHI DELLA LIQUIDITÀ DEL TESORO A FINE MESE - ANNO 2014 (importi in milioni di euro)

Mese di riferimento	Saldo del Conto disponibilità	Depositi vincolati	Operazioni di liquidità OPTES	Totale disponibilità liquide del Tesoro
Gennaio	817	42.000	14.372	57.189
Febbraio	812	49.500	13.785	64.097
Marzo	824	44.000	16.518	61.342
Aprile	807	62.000	13.970	76.777
Maggio	843	74.000	16.771	91.614
Giugno	44.189	17.000	43.500	104.689
Luglio	62.322	0	46.800	109.122
Agosto	33.449	0	48.350	81.799
Settembre	5.704	0	45.100	50.804
Ottobre	22.540	0	46.200	68.740
Novembre	9.636	0	55.900	65.536
Dicembre	7.740	0	38.000	45.740

Tuttavia, nella tabella precedente sono anche facilmente riscontrabili gli effetti del nuovo contesto di mercato e di politica monetaria dovuto ai menzionati eventi del 2014, che hanno imposto una gestione della liquidità del Tesoro completamente diversa a partire da giugno. È evidente, ancora una volta, la spaccatura tra la prima e la seconda metà dell'anno in questione e, in particolare, il venir meno dei depositi vincolati accesi presso la Banca d'Italia e il conseguente incremento della giacenza detenuta sul Conto disponibilità.

Come si è argomentato, la politica monetaria accomodante della BCE e la ripresa economica insoddisfacente hanno fatto sì che gran parte degli operatori si trovassero in una condizione di eccesso di liquidità, che non riuscivano ad impiegare sul mercato monetario. Tale situazione ha dunque interessato anche l'ingente disponibilità del Tesoro, che non poteva essere assorbita dal sistema, sia per le avverse condizioni di mercato, sia per valutazioni di costo e rischio che hanno reso preferibile custodire parte della liquidità sul conto in Banca d'Italia. È utile ricordare, infatti, che i tassi prevalenti sul mercato monetario hanno iniziato ad assumere frequentemente valori negativi nel corso del 2014, come avvenuto ad esempio al tasso EONIA a partire dalla fine di luglio; ciò ha reso pertanto penalizzanti anche alcuni impieghi di liquidità sul mercato.

Gli effetti sopra descritti, sono in linea con i nuovi orientamenti di politica monetaria europea, volti a creare condizioni favorevoli alla crescita economica, anche agevolando il riversamento della liquidità sul mercato e dunque fuori dalle banche centrali nazionali, rafforzando il divieto di finanziamento ai governi con la penalizzazione dei depositi derivante dall'applicazione di tassi negativi alle giacenze in eccesso[11]. Tale contesto - sebbene avverso all'impiego della liquidità - è nel complesso assai favorevole per la gestione del debito pubblico; infatti, la discesa dei rendimenti consente di conseguire un notevole risparmio sugli interessi passivi dei titoli di Stato, con un beneficio che compensa ampiamente la penalizzazione delle disponibilità liquide.

[11] Si noti che la penalizzazione dei depositi governativi detenuti presso le BCN può interessare anche le giacenze entro la soglia stabilita dalla BCE. Infatti esse, dal 1° dicembre 2014, sono assoggettate ad un rendimento non superiore al tasso Eonia, che come detto ha assunto spesso valori negativi.

Quanto detto è particolarmente vero per un Paese come l'Italia, che si distingue per il consistente volume di titoli in emissione e in scadenza. Proprio i rimborsi di titoli di Stato, che nel 2014 erano particolarmente concentrati nel secondo semestre, spiegano l'elevata giacenza detenuta a titolo prudenziale, riscontrabile nella precedente Tabella VI.9 soprattutto nella parte centrale dell'anno[12].

Al riguardo, si ricorda che nel Capitolo III si era già evidenziato come sia ambizioso conseguire l'obiettivo di stabilizzazione del saldo del Conto disponibilità, soprattutto se visto in congiunzione con l'altro obiettivo strategico di gestione del debito pubblico, che pone particolare attenzione al profilo di costo e rischio e richiede quindi di detenere un adeguato margine di liquidità sul Conto. È utile quindi evidenziare come i due obiettivi debbano essere interpretati e valutati congiuntamente.

Nonostante le alterne condizioni che hanno caratterizzato il 2014, il Tesoro ha perseguito l'obiettivo 2 impegnandosi a conseguire la stabilizzazione del saldo nel corso dell'intero anno, adottando tutte le misure di gestione e monitoraggio descritte nel presente paragrafo.

In particolare, nel 2014 il monitoraggio del Conto ha dato risultati soddisfacenti, confermati da una buona capacità previsionale che non è stata affetta dalla maggiore volatilità dei saldi del secondo semestre. Infatti, le giacenze disponibili stimate dal MEF negli scambi informativi settimanali con la Banca d'Italia hanno fatto registrare scostamenti dai dati di consuntivo nell'ordine del 10-15%, rispetto ai movimenti giornalieri oggetto di stima. Lo scostamento si riduce addirittura mediamente al 2%, se rapportato al valore delle disponibilità liquide detenute dal Tesoro nel medesimo giorno a cui si riferisce la previsione. Ciò ha consentito di ottenere una stabilizzazione dei saldi - tra dati di stima e consuntivi - anche se su livelli di giacenza superiori rispetto agli anni precedenti.

Inoltre, i risultati conseguiti con la quotidiana attività di *cash management* sono dimostrati dalla minore disponibilità detenuta sul Conto che si osserva nell'ultimo quadrimestre dell'anno, rilevabile dalla precedente tabella VI.9 (che, si ricorda, è riferita alle consistenze di fine mese).

Le misure adottate nel 2014 per un'efficiente gestione della liquidità del Tesoro includono anche le modifiche alla normativa di riferimento apportate a fine anno con la Legge di stabilità per il 2015, di cui si è detto nel precedente paragrafo. Tale intervento di armonizzazione con l'ordinamento comunitario riguarderà anche la normativa secondaria, con una revisione che interesserà la citata Convenzione OPTES, in parte già emendata di fatto dalle decisioni della BCE.

[12] Inoltre, nel corso del 2014 è stato necessario detenere una riserva di liquidità superiore alla norma, per poter far fronte al pagamento di debiti certi, liquidi ed esigibili di cui al Decreto Legge n. 35 dell'8 aprile 2013, convertito con modificazioni dalla Legge n. 64 del 6 giugno 2013.

